

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002


PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Sinopec Shanghai Petrochemical Company Limited
(Translation of registrant's name into English)

Jinshanwei, Shanghai
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes______ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.

Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby deposits the following exhibits pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

a. *Statement of the Company in relation to the nomination of independent non-*executive directors issued by the Company on June 12, 2002;
b. Copy of printed 2001 annual report of the Company;
c. Announcement of the resolution passed at 2001 Annual General Meeting of the Company issued by the Company;
d. Announcement of the first meeting of the fourth session of the Board of Directors of the Company issued by the Company on June 18, 2002;
e. Announcement of the first meeting of the fourth session of the Advisory Committee of the Company issued by the Company on June 18, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Dated: June 18, 2002

By: [signature]

Name: Lu Yiping
Title: President

Exhibit Index

a. Statement of the Company in relation to the nomination of independent non-executive directors issued by the Company on June 12, 2002;
b. Copy of printed 2001 annual report of the Company;
c. Announcement of the resolution passed at 2001 Annual General Meeting of the Company issued by the Company;
d. Announcement of the first meeting of the fourth session of the Board of Directors of the Company issued by the Company on June 18, 2002;
e. Announcement of the first meeting of the fourth session of the Advisory Committee of the Company issued by the Company on June 18, 2002.

Sinopec Shanghai Petrochemical Company Limited
中國石化上海石油化工股份有限公司

(A joint stock limited company incorporated in the People s Republic of China)

Announcement of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the *Company*)

Upon examination and verification by the China Securities Regulatory Commission (*CSRC*), the Company announced that, the three candidates of the Fourth Board of Directors of the Company, namely Gu Chuanxun, Wang Xingyu and Wang Yongshou, are qualified to become the independent non-executive directors of the Company. Resumes of such persons were published in the Shanghai Securities News, the China Securities News, South China Morning Post and Hong Kong Commercial Daily on 29 April 2002.

Sinopec Shanghai Petrochemical Company Limited

11 June 2002



Sinopec Shanghai Petrochemical Company Limited
中國石化上海石油化工股份有限公司

(A joint stock limited company incorporated in the People s Republic of China)

Statement of Sinopec Shanghai Petrochemical Company Limited (the *Company*) in relation to the Nomination of Independent Non-executive Directors

The Company hereby publicly declares that in respect of its nomination of Gu Chuanxun, Wang Yongshou and Wang Xingyu (the ***nominees***) as candidates for independent non-executive directors of the Fourth Board of Directors of the Company, there are no relationships between the nominees and the Company which may affect the independence of the nominees. The following are the details of the statement:

The current nomination is based on an adequate understanding of the nominees vocation, education background, profession, particulars of work experience, all concurrent positions assumed by the nominees and other information. The nominees have consented in writing to be the candidates for the independent non-executive directors of the Fourth Board of Directors of the Company. The nominator is of the opinion that the nominees:

1. are qualified to assume the position as directors of a listed company in accordance with laws, administrative regulations and other relevant provisions;
2. satisfy the conditions for the directorate position as required under the Articles of Association of the Company;
3. are independent as required by the *Guideline Opinions on the Establishment of Independent Director System in Listed Companies* issued by the China Securities Regulatory Commission, as
   (1) none of the nominees or their immediate families and principal social connections have assumed any position in the Company;
   (2) none of the nominees or their immediate families directly or indirectly holds 1% of the issued shares in the Company, or is among the top ten shareholders of the Company;
   (3) none of the nominees or their immediate families have assumed any position in any entity which holds 5% or more of the issued shares of the Company, or have assumed any position in any entity which is the among top five shareholders of the Company;
   (4) none of the nominees fall within any of the circumstances listed in (1), (2) and (3) above in the past year; and
   (5) none of the nominees provides any financial, legal, management consultancy and technological consultancy services to the Company or any of its subsidiaries.
4. None of the nominees concurrently acts as independent non-executive directors for more than five listed companies on the Stock Exchange of Hong Kong, including the Company.

The nominator guarantees that the above statement is true, complete and accurate, and does not include any false or misleading statements. The nominator fully understands the consequences that will arise from any false statements.

Nominator: Sinopec Shanghai Petrochemical Company Limited

Shanghai, 24 May 2002



SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED



2001 ANNUAL REPORT

Company Profile

Sinopec Shanghai Petrochemical Company Limited (the "Company") is one of the largest petrochemical enterprises in the People's Republic of China (the "PRC") based on 2001 sales. It is also one of the largest PRC producers of ethylene, one of the most important intermediate petrochemical products used in the production of synthetic fibres, resins and plastics. With the exception of petroleum products, the Company is a major competitor in every sector of the PRC market in which it competes.

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical complex which processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. The Company sells substantially most of its products in the PRC domestic markets and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company's rapid development is supported by the ever increasing demand in the PRC for downstream petrochemical products. Relying on the competitive advantage from its vertical integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

In July 1993, the Company became the first company organised under the laws of the PRC to make a global equity offering, and its shares were listed on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the New York Stock Exchange.

Since the listing of its shares, the Company has been making efforts to improve and enhance its operation and management efficiency with an aim to become a world-class petrochemical corporation.



Financial Highlights

Expressed in RMB millions	1997	1998	1999	2000	**2001**
Year ended 31 December:					
Net sales	11,832.5	10,708.5	14,036.6	20,728.6	**19,617.8**
Profit before tax	844.1	252.8	720.8	1,080.6	**145.8**
Profit after tax	714.4	194.0	624.7	879.8	**144.6**
Profit attributable to shareholders	726.5	237.1	605.7	856.5	**116.0**
Earnings per share	RMB0.101	RMB0.033	RMB0.084	RMB 0.119	**RMB0.016**
At 31 December:					
Shareholders' equity	12,810.3	12,615.4	13,005.1	13,501.6	**13,185.7**
Total assets	20,920.4	22,248.7	21,947.2	21,701.3	**24,447.5**
Total liabilities	8,400.5	9,595.7	9,035.1	7,919.4	**10,904.0**

Net sales

(RMB millions)



20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
11,832.5
10,708.5
14,036.6
20,728.6
19,617.8
1997
1998
1999
2000
2001

1. Major business data for the year 2001

Items	RMB'000
Profit from principal operations	1,776,146
Other operating income	66,939
Operating profit	238,397
Investment income	13,953
Non-operating expenses, net	(158,841)
Total profit	93,509
Net profit	71,604
Net profit before non-operating profits/losses	206,619
Net cash flow from operating activities	2,838,737
Net decrease in cash and cash equivalents	165,519

Net profit before non-operating profits/losses reflects net profit of RMB71,604,000 adjusted for non-operating income of RMB45,052,000 and non-operating expenses of RMB203,893,000, and an adjustment of RMB23,826,000 of reduction in taxation for the above items.

2. Financial Indicators

Financial Indicator	For the year ended 31 December		
	2001	2000	1999
(1) Income from principal operations (RMB'000)	**20,197,396**	21,277,268	14,386,482
(2) Net profit (RMB'000)	**71,604**	903,932	737,814
(3) Net profit before non-operating profits/losses (RMB'000)	**206,619**	926,278	796,084
(4) Earnings per share (RMB)	**0.010**	0.126	0.102
(5) Fully diluted return on net assets (%)	**0.53**	6.54	5.69
(6) Weighted average return on net assets (%)	**0.53**	6.75	5.78
(7) Net cash flow per share from operating activities (RMB)	**0.394**	0.409	0.432

Financial Indicator	As at 31 December		
	2001	2000	1999
(8) Total assets (RMB'000)	**24,770,182**	22,099,657	21,908,455
(9) Shareholders' equity (RMB'000)	**13,572,495**	13,817,038	12,958,736
(10) Net asset value per share (RMB)	**1.885**	1.919	1.800
(11) Adjusted net asset value per share (RMB)	**1.867**	1.855	1.740

Note:

a. The above indicators were derived from the data included in the audited accounts for 1999, 2000 and 2001. The total number of shares in issue as at 31 December 1999, 2000 and 2001 was 7,200,000,000.

3.Changes in Shareholders' Equity

Description	Share Capital	Capital Reserve	Surplus Reserve	(Of which: Statutory Public Welfare Fund)	Retained Earnings	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As previously reported	7,200,000	2,856,278	2,928,616	741,962	832,144	13,817,038
Less: Housing revolving fund write-off	-	-	-	-	(316,147)	(316,147)
At beginning of the year (Restated)	7,200,000	2,856,278	2,928,616	741,962	515,997	13,500,891
Increase during the year	-	-	14,320	7,160	71,604	85,924
Decrease during the year	-	-	-	-	(14,320)	(14,320)
At end of the year	7,200,000	2,856,278	2,942,936	749,122	573,281	13,572,495

Note:

(i) Statutory public welfare fund is included in the surplus reserve

(ii) Undistributed profit at beginning of the year has been restated. Please refer to note 2 of the financial report prepared under PRC accounting rules and regulations.

In 2001, the Company recorded a consolidated net profit of RMB71,604,000, out of which RMB7,160,000 each was transferred to the statutory surplus reserve and statutory public welfare fund, respectively.

4. The return on net assets and earnings per share prepared in compliance with the "Regulation on the preparation of information disclosures of companies issuing public shares, No. 9" issued by China Securities Regulatory Commission are as follows:

Profit for the reporting period	Return on net assets		Earnings per share	
	Fully diluted (%)	Weighted average (%)	Fully diluted RMB	Weighted average RMB
Profit from principal operations	13.09	13.12	0.247	0.247
Operating profit	1.76	1.76	0.033	0.033
Net profit	0.53	0.53	0.010	0.010
Net profit before non-operating profits/losses	1.52	1.53	0.029	0.029

Fully diluted return on net assets = profit for the reporting period/net assets at the end of the period x 100%

Weighted average return on net assets = profit for the reporting period/((net assets at the beginning of the period + net assets at the end of the period)/2) x 100%

Fully diluted earnings per share = profit for the reporting period/number of shares issued at the end of the period

Weighted average earnings per share = profit for the reporting period/((number of shares issued at the beginning of the period + number of shares issued at the end of the period)/2)



5. Consolidated statement of impairment of assets

Year ended 31 December 2001

	As at 1 January 2001 RMB'000	Addition for the year RMB'000	Write-off for the year RMB'000	As at 31 December 2001 RMB'000
(1) Total provision for bad debts	26,571	10,964	(56)	37,479
of which: Trade debtors	25,371	8,437	(56)	33,752
Other debtors	1,200	2,527	-	3,727
(2) Total provision for diminution in inventories	19,717	6,975	(3,381)	23,311
of which: *Finished goods*	1,637	6,975	-	8,612
Spare parts and consumables	18,080	-	(3,381)	14,699
(3) Total provision for impairment losses of long-term investments	7,863	1,960	(5,055)	4,768
of which: Long-term equity investments	7,863	1,960	(5,055)	4,768

6. Changes in the financial statements of the Group

(Details of reporting items with annual changes of 30% or more, and occupying 5% or more of net assets for the reporting periods or 10% or more of net profits reported of the Company, together with reasons for the change)

Item	**As at 31 December 2001 RMB'000**	As at 31 December 2000 RMB'000	Change %	Reason for change
Long-term equity investments	**1,527,096**	1,146,155	33.24	Increase in external investments
Construction in progress	**4,276,591**	2,107,357	102.94	Increase in capital expenditure on Phase IV and other projects
Short term loans	**3,029,500**	2,306,500	31.35	Increase in opearting funds requirements
Bills payable	**1,298,941**	569,414	128.12	Increase in the use of bank bills to settle purchases
Trade creditors	**760,703**	1,181,462	-35.61	Increase in the use of bank bills to settle purchases
Long-term loans	**3,463,747**	1,863,776	85.85	Increase in capital expenditure on Phase IV and other projects

Item	**Year ended 31 December**		Change %	Reason for change
	2001 RMB'000	2000 RMB'000		
Income from principal operations	**1,776,146**	2,788,864	-36.31	Reduction in product selling price
Non-operating expenses	**203,893**	52,367	289.35	Payments for increased employee redundancy costs


www.spc.com.cn
上海石化

SPC



Principal Products

The Group produces over 60 different types of products including a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. As a result of the Group's high degree of integration, many of the petroleum products and intermediate petrochemical products produced by the Group are used primarily in the production of the Group's downstream products.

The following table sets forth 2001 net sales of the Group's major products as a percentage of total net sales and their typical uses.







Major products sold by the Company	% of 2001 net sales	Typical uses
Manufactured Products		
Synthetic Fibres		
Polyester staple	3.13	Textiles and apparel
Polyester filament-POY	2.19	Low stretch yam and DTY and textiles
Acrylic staple	6.49	Cotton type fabrics wool type fabrics , and acrylic top
Acrylic top	1.45	High bulk hand knitting yam,blankets and fabrics
PVA fibre	0.03	Industrial products such as canvas, jeans fabric, nautical rope and fishing nets
PP fibre	0.61	Industrial unwoven fabrics, textiles and apparel
Others	2.49	
Subtotal:	**16.39**	
Resins and Plastics		
Polyester chips	7.00	Polyester fibres, films and containers
LDPE pellets	5.24	Films, ground sheeting, wire and cable compound and other injection moulding products such as housewares and toys
LDPE film	1.07	Agricultural greenhouse materials and packing materials for consumer products
PP pellets	6.08	Extruded films or sheets, injection moulding products such as housewares, toys and household electrical appliances and automobile parts
PVA	2.59	PVA fibres, building coating materials and textile starch
Others	6.75	
Subtotal:	**28.73**	


Trading and Others
4.72%
Petroleum Products
39.43%
Synthetic Fibres
16.39%
Resins and Plastics
28.73%
Intermediate Petrochemical
Products 10.73%

Major products sold by the Company	% of 2001 net sales	Typical uses
Intermediate Petrochemical Products		
Ethylene	1.89	Feedstock for PE, EG, PVC and other intermediate petrochemicals which can be further processed into resins and plastics and synthetic fibre
Ethylene oxide	1.26	Intermediate for chemical and pharmaceutical industry, dyes, detergents and adjuvant,
Benzene	2.58	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and polyamide fibre
Butadiene	1.14	Synthetic rubber and plastics
Ethylene glycol	0.25	Fine chemicals
Others	3.61	
Subtotal:	**10.73**	
Petroleum Products		
Gasoline	8.63	Transportation fuels
Diesel	22.52	Agricultural fuels
Residual oil	0.37	Industrial fuels
Jet oil	2.20	Transportation fuels
Others	5.71	
Subtotal:	**39.43**	
Trading and Others	4.72	
TOTAL:	100.00	



Dear shareholders:

I hereby present the operating results of Sinopec Shanghai Petrochemical Company Limited (the "Company") and its subsidiaries (the "Group") for the year ended 31 December 2001. The Group's turnover amounted to RMB20,197.4 million (HK$19,043.4 million), representing a decrease of 5.08%, as compared to that of last year. Profit before tax amounted to RMB145.8 million (HK$137.5 million), representing a decrease of 86.5%, as compared to the same period last year. Profit after tax and minority interests amounted to RMB116.0 million (HK$109.4 million), representing a decrease of 86.5%, as compared to the same period last year. Net assets per share decreased to RMB1.83 per share from RMB1.88 per share in 2000.

As most of our investors had expected, the global economic slowdown resulted in a cyclical downturn of the petrochemical industry with sluggish demand in the international petrochemical market. Prices of principal petrochemical products were significantly lower than the previous year, despite a mild drop in the average prices of international crude oil, as compared to the same period last year. At home, China's economy was able to achieve a solid GDP growth of 7.3% against a backdrop of global economic weakness. Our economic growth was, however, primarily driven by domestic consumption. On the export front, demand for petrochemical products from domestic light textile manufacturers decreased as light textile exports experienced a setback following a considerable slowdown in China's export growth reflecting general weakness of the international market. As a result, domestic petrochemical prices fell in tandem with the international market.

Confronted by such difficulties in the market, the Company's staff strived to alleviate the external pressure on the Company's profitability by devoting their utmost efforts to explore new resources, secure cost savings, optimise production structures and lower product costs. Thanks to the hard work of all the staff of the Company, the principal production operations of the Company maintained steady growth in 2001. Our capital expenditure projects, notably the Phase IV project, achieved substantial progress. Our crude oil processing capacity and consolidated commercial production capacity reached historical highs, and the materials and energy consumption levels of our major products were significantly lowered. Remarkable results were achieved in technological innovation and marketing. These efforts partially offset the negative impact of the significant drop in the prices of major products on the operating results.

The year 2002 will be crucial for the Company. First of all, whether the cyclical downturn of the petrochemical industry will come to an end with a return to positive environment for its development is dependent on the occurrence of a global economic recovery. Secondly, following China's official entry into WTO, the undertakings by the Chinese government to external governments become effective. This will mean opportunities as well as increased competition in the domestic petrochemical market. Finally, the Company's Phase IV project will be completed and commissioned by the first half of the year and our future profit growth will be contingent upon the stable and efficient operation of the Phase IV units.

Industry analyses have shown that the domestic and international economic situations and the movements in crude oil prices are the two major factors influencing the business environment of the petrochemical industry. The Company expects the U.S. economy to gradually return to moderate growth in 2002, steering the global economy towards positive development. This would be favourable to the recovery of petrochemical industry worldwide and would drive the demand for petrochemical products. Meanwhile, China's economy is expected to maintain a relatively high growth rate, which in turn will provide the basis for considerable growth in domestic demand to continue. Recently, the international crude oil market remained over-supplied. Notwithstanding, OPEC did manage to keep the price of crude oil at around USD20 per barrel. With its output reduction tactic. Crude oil prices might continue to fall as OPEC's ability to control crude oil prices is expected to weaken with increasing output from non-OPEC members. On the other hand, crude oil prices might resurge if the demand for crude oil increases as a result of global economic recovery. With other uncertainties affecting crude oil prices, the international market for crude oil is expected to remain volatile in 2002.

The impact of China's WTO accession on the Company should not be under-estimated, according to her existing WTO commitments. In terms of tariff concessions, the impact might not be evident in the near term, since prior to China's WTO accession there has already been a significant gap between statutory tariffs and the favourable tariffs actually charged to special economic zones, processing of imported materials and border trades, etc. However, the cancellation of non-tariff barriers and the liberalisation of trading and investment rights are set to provide international petrochemical companies with more convenient access to the China marketand will therefore intensify the competition in the domestic petrochemical market. On a positive note, WTO entry will be conducive to China's further economic growth and, therefore, a more favourable environment for the development of the petrochemical industry. Reductions in import tariffs will also substantially lower our raw materials and investment costs. The petrochemical market will gradually take a positive turn as growth in exports of downstream petrochemical products will result in demand for upstream products. For this reason, we must capitalise on any favourable opportunities and utilise the short transition period of China's entry into WTO to increase the Company's competitiveness, so as to strengthen our position among strong competitors in the domestic and international petrochemical markets and to carve out a greater niche for the Company's future developments.

Last but not least, I would like to express on behalf of the Board of Directors our sincere gratitude to all the staff of the Company for their hard work as well as to the shareholders for their unfailing support throughout the year.



Lu Yiping
Chairman

Shanghai, 29 March 2002

www.spc.com.cn



SP



上海石化


THREE GUN

In 2001, as a result of the global economic slowdown and a cyclical downtrend of the petrochemical industry, the Company experienced one of the most difficult periods in its history characterised by volatility of international crude oil prices, poor demand in the petrochemical market and a significant drop in product prices. Operating results dropped to a record low as we faced various challenges in production, equipment maintenance and project construction. Despite the market pressure faced by the Company, through hard work and persistent efforts to improve management, the Company was able to achieve positive results on the production and R&D fronts while maintaining normal operations and satisfactory business development.

Weakness in petrochemical market with sharp drop in prices

The domestic market for petrochemical products experienced imbalance in supply and demand in 2001 with prices of most products falling continuously since the beginning of the year, as the slowdown in global economic growth resulted in a cyclical downturn of the petrochemical industry with domestic manufacturers of downstream petrochemical products suffering setbacks in exports. Due to the above effects, prices of the Company's synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products dropped significantly compared to the corresponding period of the previous year. As at 31 December 2001, the consolidated average prices of the Company's four major product categories, namely synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products fell significantly by 10.87%, 11.72%, 18.30% and 9.03%, respectively as compared with last year.

Impact of crude oil costs

The volatility of crude oil costs had a direct impact on the Company's operating results. The year 2001 saw international crude oil prices undergo a roller-coaster ride. The Company's crude oil costs increased substantially in the first half of the year comparing to the corresponding period of the previous year as international crude oil prices fluctuated at high levels, but then sharply decreased on a year-on-year basis in the second half in tandem with falling international crude oil prices. As at 31 December 2001, the Company had processed 6.6321 million tons of crude oil, including 832,500 tons from Daqing, 595,900 tons from Shengli, 819,400 tons from offshore oilfields and 4.3843 million tons of imported crude oil. Crude oil costs accounted for RMB10.97 billion or 58.34% of the Company' s cost of sales. The average cost of crude oil processing was RMB1,654 per ton (excluding VAT but including transportation costs), dropping 8.21% year-on-year. Despite the fall in crude oil prices, the expansion of the Company's processing volume resulted in an increase of the Company's processed crude oil costs by RMB279 million.


上海石化
SPC

www.spc.com.c

Significant results achieved in internal controls and efficiency enhancements

Confronted with the sluggish petrochemical market, the Company focused on energy conservation and intensified efforts on exploring opportunities for cost savings and efficiency enhancements. Remarkable results were achieved, with a drop of 6.28% in the consolidated energy consumption rate of the Company's major products as compared to last year. As a result of strengthened operational management and process optimization, the unit cost of raw material consumption was further lowered. The Company also made ongoing improvements to its internal supervision system underpinned by a threefold focus on finance, audit and supervision, standardized managerial procedure, reinforced internal controls in terms of budget control, fund appropriation and cost management; budget controls were enforced throughout the Company and adherence to the budget were monitored to ensure costs and expenditures were contained within a reasonable limit. Finance costs were lowered through effective management of fund applications. Meanwhile, more efforts were also devoted to performance supervision, to reduce efficiency loss , improve corporate governance and standardise business conduct.

High utilisation rates with record highs in production volume

During 2001, the Company faced a string of difficulties including major changes in the crude oil structure, imbalance in the supply of raw materials, the entering into the critical stages in the Phase IV project and overhauls of 11 major production units. Underpinned by a persistent focus on market requirements and efficiency, the Company devoted its efforts in enhancing operational and physical management of its operating units, seeking balance in raw materials application, optimising production structures, maintenance programs and operational patterns and resolving production problems in a timely manner. As a result, the Company succeeded in maintaining safe and stable operation of its major production units with an extended operating cycle. The utilisation rate and loading rate of major equipment reached 92.55% and 93.83%, respectively. The frequency of unscheduled shutdowns was reduced by 11.24% and the duration by 28.13% as compared with last year.

The Company processed a record high 6.6321 million tons of crude oil, representing an increase of 10.32% (of which 4.3843 million tons were imported, accounting for 66.11% of the total volume and increasing by 58.77%, year-on-year). Gasoline output decreased by 10.12% to 790,700 tons, while diesel output increased by 36.32% to 2.1552 million tons, compared to the corresponding period of the previous year. The output of ethylene increased by 6.86% to 631,000 tons, while the output of propylene increased by 0.21% to 321,600 tons, year-on-year. The output of synthetic fibre feedstock and synthetic fibre polymers amounted to 357,700 tons and 428,900 tons, respectively, representing increases of 1.36% and 4.99% compared to the corresponding period of the previous year. The output of synthetic fibres amounted to 228,300 tons, reduced by 25.22%, year-on-year. A total of 441,900 tons of synthetic resins were produced, reduced by 23.71% as compared with last year. Targets for output volumes of major products set out in our annual plans were met and the Company continued to be the largest ethylene producer in China. Meanwhile, the high quality standard of the Company's products was maintained.

Stability in marketing and sales cushioned by effective logistic support

During 2001, facing the increase in the supply of domestic petrochemical products, the decline of demand in the petrochemical market as well as the influx of imported products for the traditional target markets, the Company's marketing and sales department strived to expand sales volume by exploring new marketing approaches, introducing timely adjustments to its strategies, making improvements in marketing means and re-aligning target market segments. As a result, steady sales were achieved despite weaknesses in external markets and increased domestic production. The sales to output ratio for the period was 100.42%, while the receivable collection ratio reached 100.77%.

The primary task of the Company's logistics department was to safeguard production operations and a smooth rollout of Phase IV construction. Purchasing costs were lowered through improvements in the logistics system and the regulation of purchasing activities against tight schedules, rigid requirements and extreme difficulties in allocating raw materials for production and supplies for project construction. The quality of logistical supplies was significantly enhanced with the implementation of a tracking system on purchase quality, the appointment of third-party supervising the manufacture of key equipment, the establishment of an intermediate quality inspection system for major supplies and an accountability system under which third party liability shall be specifically pursued in case of quality problems.

Encouraging results in technological innovation and new product development

During 2001, the Company enhanced its efforts in the development of complete sets of technologies with the aim of securing technological support for core operations. The Company also increased its efforts in the development and marketing of new products, with a view to lifting product quality and improving the structure of its product mix. More research was conducted on extended processing and the production of fine chemicals in a bid to strengthen extended processing, increase the utilisation rate of resources and enhance the added value of its products. During 2001, the Company produced a total of 1.2903 million tons of new products (including 790,700 tons of environmentally friendly gasoline). The sales to output ratio for new products was 97.32%, while the new product output value ratio during the period was 17.31%. The ratio of dedicated utilisation rate for plastics was 70.36%. The ratio of differentiated synthetic fibres was 31.02%.

The Company completed the process of package and basic designs for the complete set 30,000-ton acrylic fibre plant and applied such technology to the domestic upgrade of the 66,000-ton acrylic fibre plant in the Phase IV project. The first process package and engineering design for a 200,000-ton second-generation loop-reactor polypropylene plant was completed based on domestic technology and is currently on trial run. As to the domestic process package for the three-stage 400 tons/day polyester project, studies on cold and thermal moulding were conducted and passed the Sinopec Group's assessment for the process package and basic designs in March and November 2001, respectively. Process research and process package design for selective hydrodesulphurisation of catalytic cracking gasoline and new technology development and its industrial application for diesel desulphursation and dearomatisation have been completed. Their respective industrial installations process condition and data setting up are expected to be completed by the end of 2002. The successful application of CTV-4 catalyst to the vinyl acetate unit and the industrial production of the new generation CTP-III palladium/carbon catalyst has brought significant economic benefit to the Company.

Smooth progress of capital expenditure plans

The Company's "Phase IV" project and other capital expenditure plans progressed smoothly in 2001. The equipment for the 66,000-ton acrylic fibre plant was delivered for installation on 20 January. Mechanical completion was achieved on 18 June and successful commissioning with its product up to specification was achieved on 26 July. The unit cost of production has been reduced by approximately RMB1,000/ton after the upgrade and sales of the products has also been improved. Civil construction for the major units of the 700,000-ton expansion ethylene project was fully completed. All equipment was installed and the piping was 98% completed. Mechanical completion was achieved and preliminary inspection for delivery was completed on 28 December. Mechanical completion was achieved for the 200,000-ton polypropylene unit on 25 December. Civil construction, steel structure installation and equipment purchase were basically completed and equipment installation was 95% completed for the 250,000-ton polyethylene unit. The main substation for the polyolefine complex among the supporting facilities was connected to the power network on 12 October 2001. The central control room, recycle water station and air compression station were put into operation in December. Civil construction for the expansion project of the main thermal power plant was 90% completed and the purchase of equipment and raw materials was basically completed, with 95% of the equipment having been installed.

In addition, the renovated No. 3 polyester staple line, an upgrade project designed on the basis of our own technological strengths using in-house process technology and domestic equipment, was officially put into operation on 18 December. Other important technological advancement projects, such as high sulphur-content crude oil processing unit and the phase-two upgrade of the EO/EG unit were progressing as scheduled. Preparatory works for key projects listed for the Tenth Five-Year Plans were also underway.

Moreover, the Company made significant progress in its ethylene joint venture with Sinopec and BP with the establishment of Shanghai Secco Petrochemical Co Ltd in November 2001. Infrastructure facilities are now being constructed as scheduled.

Outlook and Work Plans for 2002

Continued uncertainties in the movement of international crude oil prices are expected in 2002 given the global economic downturn, poor demand and the disagreement among oil producing nations on the protection of crude oil prices and market. Moreover, the petrochemical industry, as a pillar industry, is set to encounter severe tests in light of the severe impact as a result of the opening of China's domestic market in the first year after WTO accession and the downturn of the petrochemical industry. Nevertheless, the Company believes that the domestic petrochemical market has bottomed out and further substantial decline of petrochemical prices is unlikely.

The Chinese government is expected to continue to adopt a proactive fiscal policy and a prudent monetary policy in 2002 to ensure the achievement of its goals in economic reforms and development. Demand in the domestic petrochemical market is expected to grow with structural adjustments in the economy and increase in consumer demand. Meanwhile, the increase in domestic vehicle consumption and export of downstream textile products following China's WTO accession is expected to stimulate demands for oil products and chemical fibre products. The completion of the Phase IV project will enable the Company to increase its production capacity for chemicals, plastics and acrylic fibres and to reduce costs of materials and energy consumption at the same time. In particular, the increase in the production of technologically advanced and high value-added products will further uplift the Company towards advanced international standards and enhance its competitive edge.

Although certain units will be overhauled in the first half of 2002 as a result of the upgrade of the 700,000-ton ethylene plant, the Company has already identified the best timing for such overhauls, and will optimise network plans, shorten maintenance hours and improve the quality of maintenance work so as to optimize overall production capacity. All these endeavours will be carried out based on the requirements for a balanced flow of supplies for the overall production system and a scientifically devised equipment maintenance program. This will help the Company achieve better operating results for 2002.

In 2002, the Company will focus on:

1. **Resolving problems in production and optimising operational management to ensure safety, stability, sustainability, high utilisation and high performance in the operation of its units**

   The Company will resolve new problems in its production operations with a focus on the overall optimisation of the production system and will ensure an integrated use of resources with optimal balance. We will further our efforts in energy conservation, cost reduction and product quality improvements. The accountability system for production safety will be fully implemented and more resources will be devoted to environmental protection initiatives to guarantee safe and stable operation of our units.

2. Improving marketing and logistics to lower selling expenses and purchasing costs

The Company will upgrade its sales and marketing functions. We will further expand and enhance our sales channels, re-align target market segments and improve after-sales service. New markets will be explored at home and abroad as we capitalise on opportunities presented by China's WTO accession, and new products generated from the Phase IV project will be marketed with extra efforts. Our marketing team will focus on capabilities to develop and respond to new markets. We will improve the control of our supplies, regulate our purchases and optimise our inventory structure with a view to reducing purchase costs and guaranteeing supplies for production and project construction.

3. Streamlining investment and project management systems and ensuring success and record achievements for Phase IV project and other major upgrades

The Company shall streamline its investment and project management systems and ensure that preparatory works for projects that are crucial for the Company's long-term development are properly carried out. As the construction works for the Phase IV project are near completion, we will ensure a smooth transition to its commissioning and stable operation. The accountability system for investment projects will be implemented and major upgrade projects such as Phase II of the coking plant and the ethylene glycol unit will be smoothly carried out.

4. Enhancing competitiveness and technological advancement to quicken the pace of product development and commercialisation

The Company will determine directions for the development of new products and technologies based on market requirements. We will develop an effective new system of product development by increasing relevance of our production to market requirements with a view to further commercialisation. The system and mechanism for technological innovation will also be improved.

5. Rationalising the use and allocation of manpower, procuring training for all employees and recruiting high-level professionals to step up workforce enhancement

The Company will enhance its manpower structure and improve its staff appraisal system, with superior domestic and international standards as a yardstick. We will continue to carry out reforms of our remuneration allocation mechanisms based on the conditions of the labour market. Training and recruitment of staff will be emphasized with the focus on meeting the requirements of corporate development. Efforts in downsizing and efficiency enhancement will continue with a view to reducing labour costs.

6. Further strengthening internal controls, revising and improving management systems and streamlining management relations

The Company will further strengthen its internal control efforts to improve its management system and standardise its management procedures with a focus on delivering results. The management system of the Company will be improved with the preparation of the documentation for its quality control system procedures. Internal controls will be strictly reinforced by initiatives in budget estimates, fund appropriation and cost management. The threefold internal control system of finance, audit and monitoring will be strengthened and improved. Production management standards will be enhanced with the deployment of advanced information technology.

7. Advancing the pace of restructuring and rationalising our diversified operations and external investments

The Company will step up the restructuring of its diversified operations and internal corporate reforms. Our external investment operations will gradually be set on a track for positive development with enhanced efficiency through rationalisation, improvements in corporate governance, regulation of corporate operations and improvements in our asset structures.

A. Operating Results

General

The Company's financial performance has been affected by factors arising from operating in a planned economy which are beyond its control. However, with China's WTO accession, the impact of these factors has been gradually reducing.

In 2001, we faced the twin challenges of poor demand, resulting from the current worldwide economic downturn and downturn in the petrochemical industry. These factors combined to dramatically drive down the prices for our products and our profits for 2001. Although the average price of crude oil also declined in the same period, it was not enough to offset price pressures. We expect this pressure to continue through 2002 and to begin to abate as the world economy recovers. Competition from regional producers will continue unabated due to China's WTO commitments which reduced tariffs on petrochemical products to the current range of 3.5% to 17%. To the extent that trade restrictions are relaxed further, foreign competition may increase. However, the prices of our major products are already near to those of imports after tariff reduction. Therefore, we do not expect that the impact of tariff reductions will be severe.

Summary

The following table sets forth our sales volumes and net sales, net of sales taxes for the years indicated:

	Year Ended 31 December								
	1999			2000			2001		
	Net Sales			Net Sales			Net Sales		
	Sales Volume ('000 tons)	(Millions of RMB)	% of Total	Sales Volume ('000 tons)	(Millions of RMB)	% of Total	Sales Volume ('000 tons)	(Millions of RMB)	% of Total
Synthetic Fibres	310	2,698	19.2	359	3,612	17.4	358	3,216	16.4
Resins and Plastics	727	4,291	30.6	863	6,006	29.0	918	5,636	28.7
Intermediate Petrochemicals	648	1,853	13.2	566	2,232	10.8	653	2,105	10.8
Petroleum products	2,908	4,208	30.0	3,458	7,429	35.8	3,958	7,735	39.4
Trading and Others	-	987	7.0	-	1,450	7.0	-	926	4.7
Total	4,593	14,037	100.0	5,246	20,729	100.0	5,887	19,618	100.0

The following table sets forth a summary statement of income for the periods indicated:

	Year Ended 31 December					
	1999		2000		2001	
	Millions of RMB	% of Net Sales	Millions of RMB	% of Net Sales	Millions of RMB	% of Net Sales
Net Sales	14,036.6	100.0	20,728.6	100.0	19,617.7	100.0
Cost of Sales	(12,532.6)	(89.3)	(19,040.0)	(91.9)	(18,803.0)	(95.8)
Gross Profit	1,504.0	10.7	1,668.6	8.1	814.7	4.2
Selling and Administrative Expenses	(275.0)	(2.0)	(360.9)	(1.7)	(363.2)	(1.9)
Operating Income	1,229.0	8.7	1,327.7	6.4	451.5	2.3
Other Operating Income	122.0	0.9	155.4	0.7	160.0	0.8
Other Operating Expenses	(261.8)	(1.9)	(65.8)	(0.3)	(217.3)	(1.1)
Share of Losses of Associates	-	-	(64.5)	(0.3)	(20.6)	(0.1)
Net Financing Costs	(368.3)	(2.6)	(272.2)	(1.3)	(227.8)	(1.2)
Income Before Tax	720.9	5.1	1,080.6	5.2	145.8	0.7
Income Tax	(99.2)	(0.7)	(200.8)	(1.0)	(1.2)	(0.0)
Income After Tax	621.7	4.4	879.8	4.2	144.6	0.7

Results Of Operations

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000:

Net sales

Net sales decreased by 5.36% to RMB19,617.8 million in 2001 compared with RMB20,728.6 in 2000. In the year 2001, the market demand for petrochemical products weakened significantly and forced widespread price declines. The weighted average price of our primary products being synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products for 2001 decreased approximately10.87%, 11.72%, 18.30% and 9.03% respectively as compared with 2000. These effects were partially offset by an increase in total sales volume.

i) Synthetic Fibers

Net sales of synthetic fibers decreased by 10.97% to RMB3,215.8 million from RMB3,612.2 million in 2000 primarily due to a 10.87% decrease in their weighted average price and a 0.12% decrease in sales volume as compared with 2000.

Sales of synthetic fibers as a percentage of net sales in 2001 declined by 1.04% to 16.39% as compared with 2000. Although polyester filaments experienced a slight increase of 4.59% in average selling price as compared with 2000, the prices of other synthetic fibers declined to various extents. Compared with 2000, the average selling price of acrylic staple fiber decreased by 13.55% while its sales volume increased by 6.58%. The average selling price of polyester staple fiber and its sales volume decreased by 17.66% and 1.79%, respectively. The sales volume of polyester filaments increased by 3.75%.

ii) Resins and Plastics

Net sales of resins and plastics decreased by 6.15% as compared with last year to RMB5,635.7 million. The weighted average selling price decreased by 11.72% while sales volume increased by 6.30%. Sales of resins and plastics as a percentage of net sales declined by 0.24% to 28.73% as compared with 2000. Among our resins and plastics, the average selling price and sales volume of PVA increased by 19.19% and 13.01%, respectively, compared with 2000. The average prices of polyester chips, LDPE, HDPE and polypropylene decreased by 27.35%, 12.51%, 10.36% and 6.89% respectively, as compared with 2000. The sales volumes of these products increased by 11.91%, 4.62%, 4.69% and 5.27% respectively, as compared with 2000.

iii) Intermediate Petrochemicals

Net sales of intermediate petrochemicals decreased by 5.69% to RMB2,105.3 million from RMB2,232.3 million in 2000. The weighted average price decreased by 18.30% as compared with 2000. This was partially offset by an increase of 15.43% in sales volume. Sales of intermediate petrochemicals as a percentage of net sales was 10.8%. Among intermediate petrochemicals, the selling prices of ethylene, benzene, ethylene glycol and butadiene decreased by 14.61%, 26.36%, 16.09% and 7.26% respectively, as compared with 2000. The sales volumes of these products increased by 7.82%, 3.70%, 49.51% and 11.04% respectively, as compared with 2000.

iv) Petroleum Products

Net sales of petroleum products increased slightly by 4.12% to RMB7,735.2 million as compared with 2000, accounting for 39.43% of the total net sales, despite a decrease of 9.03% in their weighted average prices. This was primarily the result of an increase of 14.45% in sales volume as compared with 2000. Prices for our gasoline, diesel and jet oil decreased by 7.01%, 12.46% and 1.86% respectively, as compared with 2000. The sales volume of gasoline decreased by 9.25% and the sales volumes of diesel and jet oil increased by 36.52% and 8.96% respectively.

v) Trading and other activities

Revenues from trading and other activities decreased by 36.12% from RMB1,449.5 million in 2000 to RMB 925.7 million in 2001.

Cost of sales

Cost of sales decreased only slightly by 1.24% to RMB18,803.0 million, or 95.84% of net sales in 2001, primarily due to an increase in processing volume of crude oil as a result of our further strengthening operation and administration of our production facilities to take advantage of the decrease in the average price of crude oil.

i) Crude oil

Crude oil is our primary raw material and the only significant raw material we purchase from outside sources. In 2001, we processed 6,632,100 tons crude oil, representing an increase of 620,500 tons from 2000. The weighted average cost of crude oil per ton decreased by 8.21% as compared with 2000 to RMB1,654 in 2001. Total crude oil costs increased by 2.61% to RMB10,969.7 million in 2001, accounting for 58.34% of the total cost of sales.

In China, the supply and price of crude oil have experienced some changes in recent years, and the domestic crude oil price is now generally in line with international crude oil prices. The supply and price of crude oil are key factors in determining our profitability. Starting from March 2001, the indicative price of crude oil will be calculated jointly by China National Petroleum Corporation ("CNPC") and China Petroleum Corporation ("Sinopec Group") based on the principles and methods determined by The State Development Planning Commssion and in view of the prevailing international market prices, while the price of crude oil from domestic offshore and foreign sources is generally allocated to us at prevailing international market prices. Our average cost of foreign and domestic offshore crude oil in 2001 was RMB1,697 per ton and RMB1,573 per ton, respectively. In 2001, we processed nearly 820,000 tons of domestic offshore crude oil and 4,384,300 tons of foreign crude oil.

In 2001, our average cost for domestic crude oil from the Daqing oil field was RMB1,722 per ton and the average cost of Shengli crude oil was RMB1,356 per ton. In 2001, we processed 832,500 tons of Daqing crude oil and 595,900 tons of Shengli crude oil.

ii) Other ancillary materials

Expenses for other ancillary materials decreased significantly to RMB2,413.5 million. Depreciation expenses decreased from RMB1,514.7 million in 2000 to RMB1,359.6 million in 2001. This was primarily due to an extensive review of the useful lives of certain plant, machinery, equipment and others. Since 1 January, 2001, the estimated useful life of plant, machinery, equipment and others was revised from 5 to 13 years to 5 to 14 years. Repair and maintenance cost was RMB 645.5 million, about the same as that in 2000.

Selling and administrative expenses

Selling and administrative expenses increased from RMB360.9 million in 2000 to RMB363.2 million in 2001 resulting from an increase in marketing activities and the subsequent increase in our product sales volumes.

Operating profit

Operating profit decreased dramatically by 65.99% from RMB1,327.7 million in 2000 to RMB451.5 million in 2001. This dramatic change was the result of the widespread price decreases of our products discussed above. A decrease of 8.21% in average crude oil processing prices was not enough to offset the drop in sales. Similarly, although we were able to increase production volume and slightly adjust our product mix to focus on higher margin products, price pressures were simply too great.

Other operating income

Other operating income increased by 2.95% from RMB155.4 million in 2000 to RMB160.0 million in 2001. This principally comprised of revenue from services, revenue from joint ventures and other investments, and deferred income amortization.

Other operating expenses

Other operating expenses increased by 230.23% from RMB65.8 million in 2000 to RMB217.3 million in 2001. This was primarily due to our payment of RMB171 million to approximately 1,500 employees in connection with the termination of their employment.

Net financing costs

Net financing costs fell from RMB272.2 million in 2000 to RMB227.8 million in 2001 due mainly to the restructuring of our borrowings to benefit from a decrease in interest rates, thus lowering our financing costs.

Income before tax

Income before tax decreased by 86.51% from RMB1,080.6 million in 2000 to RMB145.8 million. This decrease was mainly attributable to the decrease in net sales as a result of the decrease in product prices.

Income tax

Income tax in 2001 was RMB1.16 million (2000: RMB200.8 million). Decrease in tax charge was due to decrease in profit and an income tax refund of RMB19,318,000 during the year relating to the purchase of equipment produced in the PRC for technological improvements pursuant to the document "Cai Shui Zi(1999) No.290" issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999. This reflected a tax rate of 15% rather than the usual 33%. This preferential rate was first applied to us under approval from the Chinese tax authorities effective from January 1, 1993. According to a notice issued by the Ministry of Finance and the State Taxation Bureau, the first nine H Share listed companies (including the Company) were permitted to pay income tax at a 15% tax rate for 1996 and 1997. In 1998, 1999, 2000 and 2001, the tax privilege was not revoked by relevant government authorities. However, we cannot be sure whether the Ministry of Finance will maintain the 15% tax rate in coming years.

Income after tax

Income after tax decreased by 83.56% from RMB879.8 million in 2000 to RMB144.6 million, due primarily to the decrease in net sales.

B. Liquidity and Capital Resources

Our primary sources of capital are operating cash flow and loans from unaffiliated banks. Our primary uses of capital are costs of goods sold, operating expenses and capital expenditures. Costs of goods sold amounted to RMB18,803.0 million, and capital expenditures amounted to RMB4,358.2 million. Net cash generated from operatations amounted to RMB2,387.9 million and new bank loans amounted to RMB5,726.2 million. In 2002, we expect that these sources of capital will be sufficient.

Sources of Liquidity

Cash generated from operations

Net cash generated from operations was about the same as in 2000. This was primarily due to a decrease in inventories of RMB617.4 million in 2001, as compared with an increase in inventories of RMB1,133.4 million in 2000.

Debtors, bills receivable, other receivables and payments in advance increased by RMB72.2 million in 2001, as compared with an increase of RMB346.3 million in 2000. Amounts due to parent companies and fellow subsidiaries decreased by RMB144.1 million in 2001, as compared with an increase of RMB875.5 million in the beginning of 2000. Our income before tax decreased by RMB934.8 million to RMB145.8 million in 2001. Although we experienced a significant decline in profits, comparisons of these figures reflect an effective reduction in occupation and use of our funds caused by further strengthening our administration of inventories, accounts receivables and accounts payables.

Borrowings

Our borrowings increased by RMB2,505.8 million in 2001 to RMB7,569.8 million. Short term borrowings increased during 2001 by RMB723.0 million. Short term borrowings were principally used to meet our needs for working capital in our production and operation. In 2001 we had a higher demand for working capital due to a large increase in the output of petrochemical products as compared with 2000. All of the short term borrowings were RMB borrowings with floating interest rates.

Long term borrowings also increased in 2001, by RMB1,782.8 million to RMB 4,540.3. This was mainly due to a higher expense for Phase IV expansion project and other projects. 6.35% of the long term borrowings (comprising of 4.42% in US$ and 1.93% in yen) are at fixed rates, 82.75% of the long term borrowings (comprising of 79.06% in RMB and 3.69% in US$) are at floating rates, and the remaining of 10.90% are interest free. Almost all are used for capital expansion projects.

We keep our assets-liabilities ratio at a relatively safe level by strengthening the administration of the bank borrowings and control over the financial risks. We generally do not experience any seasonality in borrowings. Rather, due to the planned nature of capital expenditures, long term borrowings can be arranged comfortably in advance of expenditures while short term borrowings are used for operations. The terms of our existing bank loans do not restrict our ability to pay dividends on our shares.

Debt-equity Ratio

In 2001 our debt-equity ratio was 46.07%, as compared with 37.78% in 2000. The increase in the debt-equity ratio was mainly due to a significant increase in our borrowings. The debt-equity ratio is calculated by dividing the total of long term debts, short term debts and minority interests by the total of long term debts, short term debts, minority interests and shareholders' equity.

C. Other items

Foreign Exchange Risks

Since we purchase a portion of our raw materials (including crude oil) from abroad through Sinopec Corp., and also through Sinopec Corp., we export a portion of our petrochemical products, a change in exchange rates will indirectly affect the prices of our raw materials and petrochemical products which will have a discernible impact on our profitability. In addition, as discussed above, since a small part of our debts are denominated in foreign currencies, a change in the relevant exchange rates will affect the level of our interest expense which will also have an impact on our profitability.

Capital Expenditures

Phase IV expansion project

The main captital expenditure projects are the expansion of our ethylene unit, new polyethylene and polypropylene units, expansion of acrylic staple fiber facilities, expansion of our power plant (Phase I) and other technological renovation projects and investments, all scheduled for completion during 2002.

For 2001, these projects resulted in an increased capital expenditure of RMB2,785.3 million over 2000 or RMB4,358.2 million total.

We expect capital expenditures in 2002 to be approximately RMB1,730 million. This will finance completion of the projects listed above, plus work on technological renovation for our acrylonitrile and other facilities and expenditures for a crude oil transformation project designed to increase our re-fining ability and a newly developed hydrocracking plant.

We plan to fund these expenditures from operating income and available bank loans.

Ethylene Joint Venture

The Company, China Petroleum and Chemical Corporation and BP Chemicals East China Investments Limited jointly established a Sino-foreign equity joint venture company, Shanghai Secco Petrochemical Company Limited (hereinafter referred to as the "JV Company"), in China. We own 20% equity interest in the JV Company. The purpose of the JV Company will be to construct a 900,000 tons rated capacity ethylene petrochemical manufacturing facility, and to manufacture and market ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products, to provide related after-sales services and technical advice with respect to such petrochemical products and by-products and to engage in polymers application development. It is expected that the JV Company will complete construction in 2005. The total registered capital of the JV Company is US$901,440,964, of which we will provide the Renminbi equivalent of US$180,287,952. In 2001, we have already paid approximately RMB66.12 million of the above sum. All of our contribution will be made before 2005.

Dividend policy

Payment of future dividends will depend upon our revenue, financial condition, future earnings and other factors.

Contingent Liabilities

As of 31 December, 2001, we had contingent liabilities of RMB435.6 million in respect of guarantees issued to banks in favour of our associates and joint venture companies, about the same as RMB439.4 million in 2000. Our guarantees issued to banks in favour of our associates and joint venture companies are limited to the respective share equity interest owned by us.

Purchase, Sale and Investment

Save as disclosed in this report, during the year 2001, there was no material purchase or sale of our subsidiaries or associates or any material investments.

Pledge of Assets

During the year 2001, there was no material pledge of assets.

Employees

Almost all of our employees were engaged by entering into a service contract. As of 31 December 2001, we had 32,081 employees and paid RMB1,067.4 million as the cost of employment. In addition, we offered our employees opportunities for education and training based upon our development and actual performance of the employees.

U.S. GAAP Reconciliation

We prepare a set of financial statements in compliance with IAS, which differs in certain significant respects from U.S. GAAP (Please refer to the section headed "Supplementary Information for North American Shareholders"). As a result of these differences and the effect after tax, our net income reported under U.S. GAAP was higher than net income reported under IAS by RMB184.1 million in 2001. Shareholders' equity reported under U.S. GAAP was lower than shareholders' equity reported under IAS by RMB607.1 million at 31 December 2001 and by RMB791.2 million at 31 December 2000.

The Board of Directors of the Company (the "Board") have the pleasure in presenting their report together with the audited accounts of the Company and the Group for the year ended 31 December 2001.

Group Activities and Results

Based on net turnover and ethylene production, the Group is one of the largest petrochemical enterprises in the PRC. The Group is a highly integrated petrochemical complex which processes crude oil into a broad range of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products. Based on sales volume in 2001, the Group ranked high among domestic producers in each category of major products produced by the Group. (Source: "China Petrochemical Economic Information Journal 2001") Details of the Company's principal subsidiaries are set out in the section entitled "Subsidiaries" on page 32.

The results of the Group for the year ended 31 December 2001 and the Group and the Company's financial position for the year such as assets and liabilities, bank borrowings and other loans, changes in fixed assets and reserves are set out in the financial statements on pages 57 to 100.

Profit Appropriation

The profit appropriation plan of the Company for the year ended 31 December 2001 as proposed by the Directors is as follows:

	RMB'000
Profit after tax	144,641
Minority interests	(28,592)
Profit attributable to shareholders	116,049
Transfer to reserves	
Statutory surplus reserve	(7,160)
Statutory public welfare fund	(7,160)
Retained profits brought forward	515,997
Retained profits	617,726
Basic earnings per share	RMB 0.016

The proposed profit appropriation will be presented to shareholders for approval at the forthcoming 2001 annual general meeting.

Pursuant to the relevant regulations of the Ministry of Finance and the Company's Articles of Association, in case of any discrepancy between the profit figure obtained under the PRC Accounting Regulations and that under International Accounting Standards, the lower figure is used.

Dividends

The third session of the Board held its eleventh meeting on March 29, 2002 at which the Board did not propose to distribute the final dividend for the year or to increase its share capital by transferring any amount from reserve funds.

Financial Summary

A summary of the results and the total assets, liabilities and shareholders' funds of the Group for the five years ended 31 December 2001 is set out on page 3.

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2001 are set out in notes 21 and 31 to the financial statements.

Interest Capitalized

Details of the interest capitalized during the year ended 31 December 2001 are set out in note 6 to the financial statements.

Fixed Assets

Movements of the fixed assets during the year ended 31 December 2001 are summarized in note 12 to the financial statements.

Subsidiaries

As at 31 December 2000, the Company had equity interests of over 50% in the following principal subsidiaries:

Company Name	Principal Activities	Percentage of equity Held by the Company (%)	Percentage of equity Held by Subsidiary (%)	Registered Capital ('000)
Shanghai Petrochemical Investment Development Company Limited	Investment management	100	-	RMB 650,000
SPC Marketing Development Corporation	Trading in petrochemical products	100	-	RMB 25,000
China Jinshan Associated Trading Corporation	Import and export of petrochemical products and equipment	70	-	RMB 25,000
Shanghai Jinhua Industrial Company Limited	Trading in petrochemical products	-	81.46	RMB 25,500
Shanghai Jindong Petrochemical Industrial Company Limited	Trading in petrochemical products	-	60	RMB 40,000
Shanghai Jinyang Acrylic Fibre Plant	Production of acrylic fibre products	100	-	RMB 177,797
Zhejiang Jinzhe Petrochemical Associated Company Limited	Trading in petrochemical products	-	53.4	RMB 40,000
Shanghai Golden Way Petrochemical Company Limited	Production of vinyl acetate products	-	75	US$ 3,460
Shanghai Jinchang Engineering Plastics Company Limited	Production of polypropylene compound products	-	50.84	US$ 4,750
Shanghai Golden-Phillips Petrochemical Company Limited	Production of polyethylene products	-	60	US$ 50,000
Zhejiang Jin Yong Acrylic Fiber Company Limited	Production of acrylic fiber products	75	-	RMB 250,000
Shanghai Petrochemical Enterprise Development Company Limited	Investment management	100	-	RMB 220,000
Shanghai Petrochemical Jianghai Textiled Yarn Plant	Production of textiled yarn products	-	100	RMB 3,000

None of the subsidiaries has issued any debt securities.

The Group's interests in joint ventures include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or trading activities related to the Group's operations. The Group's share of results attributable to these interests during the year ended 31 December 2001 is not material in relation to the profit of the Group for the said period and therefore is not equity accounted for. In addition, these interests in joint ventures include interests in non-consolidated subsidiary which do not principally affect the results or assets of the Group and, therefore, are not consolidated or equity accounted for.

The Group's interests in joint ventures include an investment of RMB 560,000,000 representing a 38.26% equity interest in Shanghai Chemical Industry Park Development Company Limited ("SCIP") and an investment of RMB 66,214,000 representing a 20% equity interest in Shanghai Secco Petrochemical Company Limited ("Secco"), both companies incorporated in the PRC. The principal activity of SCIP is the planning, development and the operation of the Chemical Industry Park in Shanghai, PRC. The interest in SCIP is not equity accounted for as it is in the initial stage of constructing the Chemical Park and has not commenced operation. At 31 December 2001, the Group had commitments of RMB 347,770,000 in respect of outstanding capital contributions to SCIP. The principal activity of Secco is the production of ethylene and other petrochemial products. The interest in Secco is not equity accounted for as it is in the initial stage of constructing the production facilities and has not commenced operation. At 31 December 2001, the Group had commitments of RMB 1,430,176,000 in respect of outstanding capital contributions to Secco.

Reserves

Details of the movements in reserves during the year ended 31 December 2001 are set out in note 25 to the financial statements.

Statutory Public Welfare Fund

Details in relation to the nature, application and movements of the Statutory Public Welfare fund and the basis of its calculation, including the percentage and the profit figure used for calculating the amounts, are set out in note 25 to the financial statements.

Donations

During the year ended 31 December 2001, the Company made donations for charitable purposes amounting to approximately RMB 1,425,000.

Employees' Retirement Schemes

Details of the Company's Employees' Retirement Schemes are set out in note 28 to the financial statements.

Staff Quarters

Pursuant to the directive "Cai Qi (2000) No. 295 " and "Cai Kuai (2001) No.5" issued by the Ministry of Finance, the housing reform policy ceased in 2000. The Company did not dispose of any staff dormitories during the year under the housing reform policy. The debit balance of Housing Revolving Fund at 31 December 2000 should be written-off against the undistributed profits brought forward in 2001. The shareholders' equity of the Group and the Company were accordingly reduced by RMB 316,147,000 accordingly.

Pre-emptive Rights

According to the articles of association of the Company and the laws of the PRC, no pre-emptive right exists which will require the Company to offer new shares to its existing shareholders in proportion to their shareholding.

Major Suppliers and Customers

The Group's top five suppliers during 2001 were China International United Petroleum & Chemicals Co.Ltd., SinoChemical International Oil Co. Ltd., PetroChina Company Ltd., China National Offshore Oil Corporation and China Petroleum & Chemical Corporation.
The total cost of purchases from these suppliers accounted for 69 % of the total cost of purchases by the Group during the year.

The Group's top five customers during 2001 were Sinopec Huadong Sales Company, Shanghai Chlor-Alkali Chemical Company Limited, China Petroleum & Chemical Corporation Shanghai Gaoqiao Branch, China International United Petroleum & Chemicals Co. Ltd. and Shanghai LPG Office. The total sales derived from these customers during the year represented for 40 % of the total annual revenue.

None of the directors (or their associates) or shareholders of the Company, to the knowledge of the Board, held any interest in these suppliers or customers, other than Sinopec Huadong Sales Company and China International United Petroleum & Chemicals Co. Ltd., which are subsidiaries of the Company's controlling shareholder, China Petroleum & Chemical Corporation.

Share Capital Structure

Share capital structure and its change for the year ended 31 December 2001

I. Shares not in circulation	Before change	Rationed share	Bonus share	Shares Transferred from reserve Funds	Increase	Others	Sub-total	After change
1. Promoter's share								
Domestic legal person share	4,000,000,000	-	-	-	-	-	-	4,000,000,000
2. Legal person share	150,000,000	-	-	-	-	-	-	150,000,000
Sub-total	4,150,000,000	-	-	-	-	-	-	4,150,000,000
II. Shares in circulation								
1. RMB ordinary share	720,000,000	-	-	-	-	-	-	720,000,000
2. Overseas listed foreign share	2,330,000,000	-	-	-	-	-	-	2,330,000,000
Sub-total	3,050,000,000	-	-	-	-	-	-	3,050,000,000
III. Shares in total	7,200,000,000	-	-	-	-	-	-	7,200,000,000

For the year ended 31 December 2001, the share capital of the Company totaled 7.2 billion shares, which were held by 348,192 shareholders, with 344,475 of them being holders of A shares and 3,717 of them being holders of H shares.

Purchase, Sale and Redemption of Shares

During 2001, no shares of the Company was purchased, sold or redeemed by the Company or its subsidiaries.

Top 10 Shareholders

As at 31 December 2001, the top ten shareholders in the Company were as follows:

Rank	Name	Number of Shares Held at End of the Period	Percentage of Total Share Capital (%)	Type of Shares
1.	China Petroleum & Chemical Corporation	4,000,000,000	55.56	Promoter legal person share
2.	HKSCC Nominees Ltd.	1,840,805,401	25.57	H share
3.	Hongkong & Shanghai Banking Corporation (Nominees) Limited	354,402,000	4.92	H share
4.	Shanghai Kangli Gong Mao Company	16,730,000	0.23	Legal person share
5.	Zhejiang Province Economic Construction and Investment Company	12,000,000	0.17	Legal person share
6.	Hongkong & Shanghai Banking Corporation (Nominees) Limited	8,086,000	0.11	H share
7.	Shanghai Textile Material Trading Company	5,500,000	0.08	Legal person share
8.	Hali Fund	5,084,800	0.07	A share
9.	Shanghai Guangfa Company	5,060,000	0.07	Legal person share
10.	Hui Hok Chee	3,800,000	0.05	H share

Legal Person Shareholders with Shareholdings of 10% or More

As at the end of 2001, China Petroleum & Chemical Corporation held 4 billion shares in the Company, representing 55.56% of the total share capital of the Company.

Authorized representative: Li Yizhong

Date of establishment: February 25, 2000

Registered capital: RMB 86.7 billion (2000:RMB 83.9 billion)

Major business: : Oil and gas operations consisting of exploring, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Major products: Synthetic resin, synthetic fibre monomer and polymer, synthetic fibre, synthetic rubber, chemical fertilizer and intermediate petrochemical.

Security: The shares held are not subject to any security.

At the end of 2001, HKSCC (Nominees) Limited held 1,840,805,401 H Shares of the Company, representing 25.57% of the total share capital of the Company.

Directors, Supervisors, Senior Management of the Company and its Staff

Name	Position	sex	Age	Term of Office	Annual Emolument and Allowances
Lu Yiping	Chairman and President	M	56	until June 2002	137,994
Xu Kaicheng	Vice Chairman	M	45	until June 2002	134,150
Rong Guangdao	Director and Vice President	M	46	until June 2002	120,432
Feng Jianping	Director and Vice President	M	48	until June 2002	122,436
Zhang Zhiliang	Director and Vice President	M	48	until June 2002	127,413
Jiang Baoxing	Director	M	57	until June 2002	123,122
Li Weichang	Director	M	48	until June 2002	122,646
* Liu Wenlong	External Director	M	61	until June 2002	-
* Zhang Baojian	External Director	M	57	until June 2002	-
* Zhang Honglin	External Director	M	59	until June 2002	-
* Huang Jian	External Director	M	60	until June 2002	-
* Wang Yongshou	External Director	M	62	until June 2002	-
* Gu Chuanxun	Independent Director	M	67	until June 2002	-
* Wang Xingyu	Independent Director	M	57	until June 2002	-
* He Fei	Independent Director	M	46	until June 2002	-
Du Chongjun	Chairman of Supervisory Committee	M	47	until June 2002	120,156
Jin Weicheng	Supervisor	M	58	until June 2002	79,806
Xia Jianying	Supervisor	F	53	until June 2002	75,194
* Zhang Jianjun	External Supervisor	F	50	until June 2002	-
* Liu Xinhan	External Supervisor	M	56	until June 2002	-
* Chen Xinyuan	External Supervisor	M	37	until June 2002	-
* Liu Xiangdong	External Supervisor	M	51	until June 2002	-
Liu Xunfeng	Vice President	M	37	until June 2002	111,088
Wu Haijun	Vice President	M	40	until June 2002	122,020
Yin Jihai	Vice President	M	44	until June 2002	89,224
Han Zhihao	Chief Financial Officer	M	52	until June 2002	119,734
Zhang Jingming	Company Secretary	M	45	until June 2002	110,958

* Non-salaried external directors and supervisors of the Company.

Employees

The Company has a total of 32,081 employees, of whom 19,027 are production workers, 740 are sales personnel, 4,021 are technical personnel, 520 are financial personnel, 3,348 are administration personnel, 1,854 are service personnel, 2,571 are miscellaneous personnel. 16.30 percent of the employees are university graduates or college graduates.

Corporate Governance Structure

(1) Current status of corporate governance in the Company

The Company has committed ongoing efforts to improve its corporate governance structure, develop a modernized enterprise system and regulate its operation and institutions strictly in accordance with the Company Law, the Securities Law and the relevant laws and regulations of China Securities Regulatory Commission (the "CSRC"). It has complied with the requirements laid down in the Corporate Governance Standards for Listed Companies (the "Standards"), a regulatory document issued by CSRC and the State Economic and Trade Commission on 7 January 2002. The Company's corporate governance endeavours are mainly reflected in the following:

1. *Shareholders and shareholders' meetings*

   The Company has ensured equal status for all shareholders, especially the minority shareholders, so that they can fully exercise their rights. The Company has convened shareholders' meeting and procured the exercise of shareholders' voting rights in accordance with the requirements laid down in the Standard Opinion for Shareholders' Meeting. Connected transactions of the Company have been conducted in a fair and reasonable manner and pertinent matters have been fully disclosed. The Company is currently drafting the Rules of Proceedings for Shareholders' Meetings to further define the functions and duties of shareholders' meetings and to procure standardised operations.

2. *Relationship between the controlling shareholder and the listed company*

   The relationship between the controlling shareholder and the Company is basically in compliance with the relevant provisions, and the controlling shareholder has not sought to bypass the shareholders' meeting to interfere directly or indirectly with the Company's decision-making process and operating activities. The Company is independent from the controlling shareholder in terms of staff, assets, finance, institution and business. The Board of Directors, the Supervisory Committee and other internal departments have been operating independently.

3. *Directors and the Board of Directors*

   The Directors of the Company are elected in accordance with the procedures for appointing directors as stipulated in the Company's Articles of Association (the "Articles"). The Company has complied with the provisions of laws and regulations regarding the size and composition of the Board of Directors. The Board of Directors has developed the "Rules of Proceedings for Board Meetings". Each Director has diligently studied the relevant laws and regulations to gain insights into the rights, obligations and duties required of a director of a listed company. An Audit and Remuneration Management Committee has been set up under the Board of Directors to work independently to provide scientific analyses on which the Board's decisions shall be based.

4. *Supervisors and the Supervisory Committee*

   The Company has complied with the requirements of laws and regulations regarding of the size and composition of its Supervisory Committee. The Supervisory Committee has developed the "Rules of Proceedings for the Supervisory Committee". Each Supervisor has diligently carried out their duties and has, with a view to accountability to shareholders, exercised supervision over the Company's financial activities and the performance of the Company's Directors, General Manager and other senior management to ensure their conduct was in compliance with the law and regulations.

5. *Performance appraisal and motivation regulation system*

   The Company is working to develop a fair and open system of performance appraisal benchmark and motivation regulation for directors, supervisors and senior management.

6. *Stakeholders*

   The Company has respected and protected the lawful interests of its bankers, creditors, employees, customers and other stakeholders.

7. *Information disclosure and operational transparency*

   The Company has formulated a detailed "Guideline for the Duties of the Board Secretary" and has designated the Board Secretary and the Securities Affairs Representative to be in charge of information disclosure, reception of visiting shareholders and other advisory duties. The Company has disclosed relevant information on a truthful, complete and timely manner in accordance with the relevant regulations and endeavoured to ensure equal access to information for all investors. The Board Secretary and the Securities Affairs Representative are accountable to the Board of Directors, which has rendered active support to their work.

(2) Performance of duties by the Company's independent directors

The Company's independent directors have attended the shareholders' Annual General Meeting 2000, the Extraordinary General Meeting and Board meetings and have discussed and reviewed the 2000 Annual Report, the 2001 Interim Report, the profit distribution plan and connected transactions in association with the Company. They have leveraged on their professional experience and expertise to furnish opinions and have diligently performed their duties as independent directors.

(3) Plans for improving the Company's corporate governance structure

While the Company has gone a long way towards building and improving a corporate governance structure aimed at safeguarding the interests of all shareholders, there remain tasks to be accomplished in order to fully comply with the Standards. Plans to procure improvements in our corporate governance structure are as follows:

1. Complete as soon as practicable the revision of the Articles to bring them in line with the Standards;

2. Further regulate the relationship between the controlling shareholder and the Company;

3. Further improve and regulate the operations of the specialized committees under the Board of Directors;

4. Actively promote and improve the system of performance appraisal and motivation regulation for directors, supervisors and senior management.

Directors, Supervisors and Senior Management and Their Interests in Shares and Other Securities

As at 31 December 2001, each Director, Supervisor and member of the Senior management owned the following numbers of shares in the issued capital of the Company:

Name	Position	Number of Shares Held at the beginning of the year	Number of Shares Held at the end of year	Reason for Change
Lu Yiping	Chairman and President	3,600	3,600	No change
Xu Kaicheng	Vice Chairman	3,600	3,600	No change
Rong Guangdao	Director and Vice President	3,600	3,600	No change
Feng Jianping	Director and Vice President	3,600	3,600	No change
Zhang Zhiliang	Director and Vice President	3,600	3,600	No change
Jiang Baoxing	Director	3,600	3,600	No change
Li Weichang	Director	1,000	1,000	No change
Liu Wenlong	External Director	Nil	Nil	No change
Zhang Honglin	External Director	Nil	Nil	No change
Zhang Baojian	External Director	Nil	Nil	No change
Huang Jian	External Director	Nil	Nil	No change
Wang Yongshou	External Director	3,600	3,600	No change
Gu Chuanxun	Independent Director	Nil	Nil	No change
Wang Xingyu	Independent Director	Nil	Nil	No change
He Fei	Independent Director	Nil	Nil	No change
Du Chongjun	Chairman of Supervisory Committee	1,000	1,000	No change
Jin Weicheng	Supervisor	1,000	1,000	No change
Xia Jianying	Supervisor	1,000	1,000	No change
Zhang Jianjun	External Supervisor	Nil	Nil	No change
Liu Xinghan	External Supervisor	Nil	Nil	No change
Chen Xinyuan	External Supervisor	Nil	Nil	No change
Liu Xiangdong	External Supervisor	Nil	Nil	No change
Liu Xunfeng	Vice President	1,500	1,500	No change
Wu Haijun	Vice President	1,500	1,500	No change
Yin Jihai	Vice President	Nil	Nil	No change
Han Zhihao	Chief Financial Officer	Nil	Nil	No change
Zhang Jingming	Company Secretary	Nil	Nil	No change

The shares held by the above people are A shares of the Company and represent their personal interests. Save as disclosed above, none of the Directors, Supervisors or senior management and their respective associates had any beneficial interest in or right to subscribe for any equity or debt securities of the Company or its associated corporations in 2001.

The biographical details in respect of Directors, Supervisors and senior management of the Company are set out on pages 47 to 52.

Changes in Directors, Supervisors, Senior Management of the Company

On 25 December 2001, the tenth meeting of the third session of the Board of Directors was convened. The meeting approved that Yin Jihai be appointed as Vice President of the Company. The relevant announcement was published in Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post and Hong Kong Wen Wei Po on 27 December 2001.

Directors' Interests in Contracts

He Fei, an Independent Director, is a partner of Haiwen & Partners, the Company's legal advisor on PRC laws, which has received and will continue to receive legal fees for services rendered in connection with the Company's corporate affairs.

Save as disclosed above, none of the Directors or Supervisors of the Company had any direct or indirect beneficial interests in any contracts of significance subsisting during or at the end of 2001 to which the Company or any of its subsidiaries was a party.

No Director or Supervisors of the Company has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

Code of best practice

The Company has complied with "The Code of Best Practice" set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") for the year ended 31 December 2001.

Meetings of the Board

During 2001, the Company held four Board meetings during the period under review, details of which are as follows:

1. On 13 April 2001, the seventh meeting of the third session of the Board of the Directors was convened. The meeting considered and approved the 2000 report of the Directors, the 2000 financial statements, the 2000 profit appropriation plan, the 2000 annual report, the 2000 summary of annual report, the Form 20F to be filed with the Securities and Exchange Commission of the United States of America, the resolutions proposed to be considered and approved upon at the 2000 annual general meeting, as well as the working report of the General Manager. The relevant announcement was published in the Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post and Wen Wei Po on 17 April 2001.

2. On 24 August 2001, the eighth meeting of the third session of the Board of Directors was convened. The meeting considered and approved the 2001 interim report and the resolution for not paying an interim dividend for 2001. The meeting also approved in principle the joint investment between the Company, China Petroleum and Chemical Corporation and BP Chemical East China Inveatment Limited, to construct the 900,000 tonne ethylene plant. The relevant announcement was published in the Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post and Wen Wei Po on 27 August 2001.

3. On 20 September 2001, the ninth meeting of the third session of the Board was convened. The meeting unanimously approved the establishment of an Independent Board Committee for the Company and agreed to appoint Lehman Brothers Asia Holdings Limited as the independent financial advisor of the Company's Independent Board Committee, and to appoint Shenyin Wanguo Securities Limited as the independent financial advisor of the Company's independent shareholders. The relevant announcement was published in the Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post and Wen Wei Po on 21 September 2001

4. On 25 December 2001, the tenth meeting of the third session of the Board was held. The meeting approved that the Yin Jihai be appointed as Vice President of the Company. It also approved that the Remuneration Committee of the Board to be set up. The relevant announcement was published in the Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post and Wen Wei Po on 27 December 2001.

Shareholders' Meetings

2000 Annual General Meeting

The Company held its 2000 annual general meeting on 15 June 2001 at Binhai Theatre in Jinshan District, Shanghai, PRC. The AGM was attended by 1425 members of the Company in person or their proxies holding 5.881 billion shares, representing approximately 81.67% of the Company's total share capital, which formed the quorum of the meeting in accordance with the requirements stipulated by the Articles and the PRC Company Law.

The meeting approved the following six resolutions:

1. The 2000 Report of the Directors;

2. The 2000 Report of the Supervisory Committee;

3. The 2000 Audited Accounts;

4. The 2000 Dividend Distribution Plan;

5. The re-appointment of KPMG Huazhen as the Company's domestic auditors for year 2001 and KPMG as the Company's international auditors for year 2001, and to authorize the Directors to fix their remuneration;

6. The Board of Directors was authorized to make amendments to the articles of association of the Company.

Resolutions of the annual general meeting were published in Shanghai Securities Journal, Chinese Securities Journal, Hong Kong South China Morning Post and Hong Kong Wen Wei Po on 16 June 2001.

2001 Extraordinary General Meeting ("EGM")

The Company held its EGM on 5 November 2001 at Shangri-La Hotel, Shenzhen, the People's Republic of China. The EGM was attended by 8 members of the Company in person or their proxies holding a total of approximately 4.53 billion shares, representing 62.92% of the Company's total share capital, which formed the quorum of the meeting in accordance with the requirements stipulated by the Articles and the PRC Company Law.

The following motion was passed as an ordinary resolution:

"**THAT** the Equity Joint Venture Contract dated 31 August 2001 entered into between the Company, China Petroleum & Chemical Corporation and BP Chemicals East China Investments Limited (the "Equity Joint Venture Contract") and the fulfillment of the Company's obligations thereunder be and is hereby generally and unconditionally approved, confirmed and ratified, and that any director of the Company be and is hereby authorized to do all acts and things and execute all documents which may in his opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Equity Joint Venture Contract".

The resolution of the extraordinary meeting was published in Shanghai Securities Journal, Chinese Securities Journal, Hong Kong's South China Morning Post and Wen Wei Po on 6 November 2001.

Major Events

1. **2001 Profit Appropriation Plan**

   Net profit of the Company for the year ended 31 December 2001 amounted to RMB71,604,000 under PRC Accounting Rules and Regulations and RMB116,049,000 under International Accounting Standards ("IAS"). After two transfers, each amounting to 10% of the profit after tax, or RMB7,160,000, were made to the statutory surplus reserve and the statutory public welfare fund respectively, profit available for distribution to shareholders amounted to RMB57,284,000 (or RMB101,729,000 under IAS). Together with RMB515,997,000 (or RMB515,997,000 under IAS) brought forward from retained profits, profit available for distribution to shareholders was RMB573,281,000 (or RMB617,726,000 under IAS). The third session of the Board of Directors of the Company held its eleventh meeting on 29 March 2002 at which the Board of Director proposed not to declare a final dividend for year 2001 or to increase its share capital by transferring any amount from reserve funds.

2. **Material Litigation**

   The Company was not involved in any material litigation or arbitration in 2001.

3. **Acquisitions and sale**

   There was no significant acquisition or sale made by the Company in 2001.

4. **Trust Financial Management**

   During 2001, no trust financial management was made by the Company.

5. **Major Connected Transactions**

(1) The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has confirmed that the conditional waivers (the "Waivers") granted to the Company exempting it from compliance with certain ongoing disclosure and shareholders' approval requirements under the Listing Rules in relation to connected transactions as described in the prospectus of the Company dated 6 July, 1993, would remain valid upon completion of the reorganization of China Petrochemical Corporation ("Sinopec"), the former substantial shareholder of the Company.

Following completion of the reorganization of Sinopec, the connected transactions which were previously carried out between the Company and Sinopec and their respective associates under the Waivers will be carried out between the Company and China Petroleum & Chemical Corporation ("Sinopec Corp"), and their respective associates. The Stock Exchange has confirmed that these connected transactions will be covered by the Waivers on the basis that there is no change in the ultimate controlling shareholder of the Company.

(2) The Company together with China Petroleum & Chemical Corporation and BP Chemicals East China Investments Limited established a joint venture company in November 2001. The purpose of the joint venture company is to construct a 900,000 tonnes per annum petrochemical manufacturing facility. The amount of the total investment of the joint venture shall be RMB22.45 billion, and the registered capital shall be approximately RMB7.49 billion of which the Company should contribute 20%, Sinopec Corp. shall contribute 30% and BP shall contribute 50%.

Sinopec Corp. is the controlling shareholder of the Company and has beneficial interest of approximately 55.56% in the existing issued share capital of the Company. It is also the substantial shareholder of the joint venture company. Accordingly, under the Listing rules, the Company's participation in the joint venture company constitutes a connected transaction of the Company. The above joint venture project was approved by the independent shareholders at the Company's 2001 extraordinary general meeting.

6. **Trust, Sub-contract and Leasing**

During 2001, the Group did not enter into any trust, sub-contract or lease arrangements relating to its own assets or the assets of the Group.

7. **Auditors**

KPMG Huazhen and KPMG were the Company's domestic and international auditors respectively in 2001.

A resolution for the reappointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company respectively, is to be proposed at the forthcoming 2001 Annual General Meeting of the Company.

The only fees paid by the Company to KPMG and KPMG Huazhen are their audit fees as stated below:

	KPMG Huazhen (domestic)	KPMG (international)
Audit fee for 2001	US$60,000 (unpaid)	US$540,000 (unpaid)
Audit fee for 2000	US$60,000 (paid)	US$540,000 (paid)
Travelling and accommodation expenses	Borne by the firm	Borne by the firm

8. **Material Contracts**

During 2001, the Company has no material contracts or contract for which the Company did not perform its obligations.

9. **Controlling Shareholder**

China Petroleum & Chemical Corporation ("Sinopec Corp.") is the controlling shareholder of the Company. It held 4 billion shares of the Company, representing 55.56% of the total share capital of the Company. It was established on February 25, 2000. The registered capital is RMB86.7 billion (2000: RMB83.9 billion). The authorized representative is Li Yizhong.

Sinopec Corp. is the largest company in Asia and China in terms of production, distribution and marketing of gasoline, diesel, coal and most portion of other major petroleum products. Sinopec Corp. is also the largest manufacturer and distributor of petrochemical products in China and the second largest explorer, developer and producer of crude oil and natural gas in China.

10. **Tax Rate**

The charge for PRC income tax is currently calculated at the rate of 15% (2000: 15%). The Company has not received any notice from the Ministry of Finance to the effect that the 15% tax rate will not continue to be applicable to the Company in 2002.

11. **Deposits**

The Company did not have any designated deposit during 2001. As at 31 December 2001, the Company did not have any time deposit which could not be collected upon maturity.

12. **Disclosure**

Save as disclosed above, in relation to major events, or discloseable matters referred to in Article 62 of the Securities Law of the PRC, Article 60 of the Provisional Regulations on the Administration of the Issue and Trading of Shares of the PRC and Article 17 of the Implementing Rules on the Disclosure of Information by Publicly Listed Companies (Trial Implementation), there was no major event or discloseable matter of the Group during the year under review.

13. **Shareholders' Commitment**

Neither the Company nor any shareholder with a shareholding above 5% of the total shares in issue has disclosed in the designated newspapers or websites any commitments with any parties.

14. During 2001, the Board and the Directors had not been investigated, administratively punished and publicly criticized by the China Securities Regulatory Commission or publicly reprimanded by Shanghai Stock Exchange.

On behalf of the Board
Lu Yiping
Chairman

Shanghai, 29 March 2002

In 2001, the Supervisory Committee of the Company exercised their functions and powers and conscientiously performed their duties in accordance with the Company Law, relevant laws and regulations and the Articles of Association of the Company to ensure that the operations of the Company are regulated and to safeguard shareholders' interests.

(1) The Supervisory Committee convened two meetings during the period.

1. The Supervisory Committee convened the ninth meeting of its third session on 12 April 2001 at the Company's office and the following was reviewed and approved at the meeting:

    (1) Report of the Supervisory Committee 2000

    (2) The Supervisory Committee's opinion on the Company's Annual Report 2000

2. The Supervisory Committee convened the tenth meeting of its third session on 23 August 2001 at the Company's office and the following was reviewed and approved at the meeting:

    (1) The Supervisory Committee's opinion on the Company's Interim Report 2001

    (2) "Regulations Governing the Work of the Supervisory Committee" revised by the Company

(2) Analysis of the decline in profit in 2001

The relatively substantial decline in the Company's profit in 2001 was mainly due to the following reasons: 1) the petrochemical industry was adversely affected by the marked slowdown in global economic growth, a sharp fall in export and sluggishness of the light textile market; 2) the petrochemical industry entered a cyclical downturn and, despite a mild decrease in average international crude oil prices compared to the previous year, the prices of major petrochemical products continued to fall; 3) non-operating expenditures increased during the period due to the termination by the Company of its employment contracts with some of the Company's employees as a result of its reform in labour redeployment. The negative impact had been partially offset by management initiatives to increase physical production, enhance management of details and reduce costs and expenditures, but a decrease in profits for 2001 was unavoidable.

(3) Compliance with relevant laws and regulations

During the period, the Supervisory Committee monitored the management's compliance with the relevant laws and regulations of the PRC and their implementation of resolutions passed at the shareholders' meeting and by the Board of Directors. No cases of violations of PRC laws and regulations, the Articles of Association of the Company or management regulations by the Board of Directors, the General Manager's team or other senior management were observed in the discharge of their duties and there was no infringement of the interests of the Company or its shareholders.

Certain connected transactions have been conducted between the Company and its associate companies in the course of the Company's normal business operations, and such transactions have been carried out in such manners that are open, fair and equitable. In particular, extraordinary shareholders' meetings were convened to ensure interests of minority shareholders were not prejudiced in the course of the establishment of a Sino-foreign joint venture by the Company, Sinopec and BP. Funding for projects in progress has been subject to effective controls. Asset disposals in the course of the Company's operations have been carried out according to regulated procedures.

(4) Independent Work of the Supervisory Committee

During the reporting period, the Supervisory Committee revised the "Regulations Governing the Work of the Supervisory Committee," with a view to improving the quality of its work. The Supervisors have attended all meetings of the Board of Directors and have furnished specific comments on the management of the Company's operations. Monthly analyses of the Company's financial statements have been conducted to enhance day-to-day supervision. Supervision over procedural matters has also been enhanced in accordance with the requirements of the China Securities Regulatory Commission. The Supervisors have carried out inspection of the quality of the physical operation of the Company's assets and have furnished constructive opinions on the Company' s stock and inventories in a timely manner based on detailed studies and surveys. The Supervisory Committee has also studied the diversified operations and external investments of the Company and has made efforts to procure improvements in corporate management.

In 2002, the Supervisory Committee shall commit to ensure the preservation and growth in the Company's asset value and to safeguard shareholders' interests by making ongoing improvements in corporate governance and the supervisory system of the Company.

Supervisory Committee
Sinopec Shanghai Petrochemical Company Limited

Shanghai, 29 March 2002

Executive Directors

Lu Yiping, 56, is the Chairman of the Board and President of the Company. Mr. Lu joined the Complex in 1974 and has held various positions, including Deputy Director and Director of the Acrylic Fibre Plant of the Complex. In April 1994 he was appointed Vice President responsible for sales and marketing, serving until October 1997, and in June 1995 he was appointed a Director of the Company. He was appointed President in October 1997 and the Chairman of the Board in May 1999. From October 1993 to April 1994, Mr. Lu was a Deputy General Manager of JI. Between 1968 and 1974 Mr. Lu worked at the Shanghai No. 16 Colored Threading Plant. He has many years of experience in organizing fibres production and in the management of large scale enterprise. In 1968 Mr. Lu graduated from the Textile Engineering Department of the Shanghai Textile Technical College. He is a qualified senior engineer.

Xu Kaicheng, 45, is a Vice Chairman of the Board of Directors of the Company and the Party Secretary of the Company. He was the Chairman of the Supervisory Committee from June 1993 to June 1999. Mr. Xu joined the Complex in 1973. Prior to the establishment of the Company, Mr. Xu was the Secretary of the Communist Party Committee of the Plastics Plant of the Complex. He has considerable experience in training and management of workers. In 1991, he spent a year training at Mitsubishi Petrochemical Corporation in Japan. In June 1993 he became the Deputy Party Secretary of the Company. He graduated from the Shanghai Television University in 1987 specializing in management. In 1997 he received an MBA from the Sino-European International Institute for Industry and Commerce. He is a qualified senior economist.

Rong Guangdao, 46, is a Vice President responsible for personnel, training and management. Mr. Rong joined the Complex in 1973 and has held various positions, including, Deputy Director of the No.1 Chemical Plant, Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed a Vice President of the Company and in June 1995 he was appointed a Director of the Company. Mr. Rong has many years of experience in organizing and directing large scale petrochemical projects, and in company human resource development. In 1985 Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members and became an engineer. In 1997 he obtained a doctorate from Sino-European Industrial and Commercial Institute. He is a qualified senior engineer.

Feng Jianping, 48, is a Vice President responsible for production, equipment, safety, environment protection and diversification. Mr. Feng joined the Complex in 1976 and he has held various senior positions, including Director of Vehicle Transportation of the Complex, Manager of the Sales Department, General Manager of the Sales Company and Deputy Chief Economist of the Company. In January 1996, Mr. Feng was appiointed Vice President of the Company responsible for sales and in June 1996, he was appointed a Director of the Company. He has great experience in management and operation. Mr. Feng graduated from Shanghai Polytechnic University in 1983 specializing in business management, and is a qualified senior economist.

Zhang Zhiliang, 48, is a Vice President responsible for investment in projects and project construction. Mr. Zhang joined the Complex in 1977 and has held various positions, including Deputy Director and Director of No. 1 Chemical Plant and Deputy Manager and Manager of the Petroleum Refining and Petrochemical Processing Division of the Company. Mr. Zhang became Vice President of the Company in April 1997 and in June 1997 he was appointed a Director of the Company. He graduated from Fudan University in 1977 specializing in high polymer chemistry and qualified as an senior engineer. Mr. Zhang has many years of management experience in organizing and directing large-scale petrochemical projects.

Jiang Baoxing, 57, has been the chairman of the trade union of the Company since the establishment of the Company. Mr. Jiang joined the Complex in 1973 and held various positions including Party Secretary and Deputy President of the Thermal Power Station of Shanghai Petrochemical Complex. Mr. Jiang became chairman of the Complex's trade union in 1990 and in June 1993 he was appointed a Director of the Company. Mr. Jiang graduated from Shanghai Television University in 1988 specializing in management. Mr. Jiang has rich experience in the work of trade unions and management.

Li Weichang, 48 is a Deputy Secretary of the Communist Party Committee of the Company and was appointed a Director of the Company in June 1999. He joined the Complex in 1982 and has held various positions, including Deputy Director and Director of the Propaganda Division of the Complex, Deputy Secretary of the Communist Party Committee of Shanghai College of Petrochemical Industry and Director of Propaganda Division of the Company. In September 1998, Mr. Li was appointed a Deputy Secretary of the Communist Party Committee of the Company. In 1982, Mr. Li graduated from Wuhan University specializing in philosophy. He obtained a master degree at Shanghai Jiaotong University in 1995, majoring in Ideological and Political Education.

Non Executive Directors

Liu Wenlong, 61 is the Assistant to the President and Chief Economist of Sinopec, Chief Economist and the Director of Development and Planning Division of Sinopec Corp.. He was appointed a Director of the Company in June 1999, Mr. Liu has held various positions, including Deputy Chief Engineer in Nanjing Refinery, Vice President of Jinling Petrochemical Company, the Director of Planning and Finance Division of Sinopec., the Director of Planning Division of Sinopec. Mr. Liu has long been engaged in the management of petrochemical enterprises and he is familiar with planning, designing and management of the petrochemical enterprise. Mr. Liu has rich experience in enterprise planning and investment. He is a qualified senior engineer with a master degree.

Zhang Baojian, 57, is the Director of Finance and Planning Department of Sinopec, and he was appointed a Director of the Company in June 1999. Mr. Zhang has held various positions, including Director, Chief Accountant of the Finance Department of the Yueyang Petrochemical Complex, Chief Accountant of Finance Department, Deputy Director and Director of Finance Department of Sinopec. and the Chairman of the Finance Company of Sinopec. Mr. Zhang has rich experience in financial management. He is a qualified senior accountant with a bachelor degree.

Zhang Honglin, 59, is the Secretary to the Board of Directors of Sinopec Corp.He was appointed a Director of the Company in June 1999. Mr. Zhang has held various positions, including Deputy Secretary and Secretary of the Communist Party Committee of Shengli Chemical Plant of Yanshan Petrochemical Company. Since 1986, he had been Deputy Secretary of the Communist Party Committee of the Petrochemical Science Research Institute of Sinopec., a Deputy Director of Corporate Management Department, Manager of the Sinopec Sanlong Economic Development Company, Director of Assets Operation and Management Department and Director and a Deputy General Manager of China East Alliance Group, and the Director of Asset Operation and Management of Sinopec. Mr. Zhang has long been engaged in enterprise management. He has rich experience in management and assets operation. He is a qualified senior economist with a master degree.

Huang Jian, 60, is the Assistant to the President of Sinopec (Corp.). He was appointed a Director of the Company in June 1999. Mr. Huang has held various positions, including Workshop Chief and Deputy Director of Ideological Department of Lanzhou Refinery, Deputy Director of Controller's Division of Oil Refining Department of the Oil Ministry, Director of Production Preparation Division of Construction Command Department and Deputy General Manager of the Henan Refinery, Deputy General Manager of the Sales Company of Sinopec., Deputy Director of Operation Coordination Department and Director of Production Management Department of Sinopec. Mr. Huang has rich experience in the management of petrochemical production. He is a qualified engineer.

Wang Yongshou, 62, is the Senior Economic Consultant of Shanghai Jinshan Industrial Investment Development Company. He was appointed a Director of the Company in June 1993. Mr. Wang joined the Complex in 1974 and he had been the General Manager of the Plastics Plant of the Complex and became the Complex's chief economist in 1990. Mr. Wang had been the Deputy General Manager of JI since the establishment of the Company. In 1997 he became the President of Shanghai Jinshan Industrial Investment Development Company. Mr. Wang has extensive experience in plastics production management. Mr. Wang graduated from Zhejing Petrochemical Institute in 1965 specializing in organic chemistry.

Independent Director

Gu Chuanxun, 67, is the former Vice Mayor of Shanghai Municipality and was appointed an Independent Director of the Company in June 1993. Mr. Gu is now the Chairman of Changjiang Economic Joint Development Company which is engaged in investment in economic cooperation projects in the cities along the Yangzi River. He previously held senior positions in Shanghai Tianyuan Petrochemical Factory and the Complex's No.2 Chemical Plants and had been Vice President and then President of the Complex prior to his retirement in 1988. He graduated from Huadong Petrochemical Institute in 1961 specializing in petrochemical machinery.

Wang Xingyu, 57, is a professor and the President of East China University of Science and Technology and was appointed an Independent Director of the Company in June 1996. Mr. Wang graduated from the Department of Mathematics of Fudan University in 1967 and received a Master's degree in control theory from East China Teacher's University in 1982 and a Doctor's degree in industrial automation from East China Institute of Chemical Technology in 1984. Mr. Wang specializes in the fields of automation, control optimization and intelligent controls. He has published numerous books and papers in these fields and is influential both in China and abroad.

He Fei, 46, is a founder and a senior partner of the law firm Haiwen & Partners, the Company's Chinese general counsel, and was appointed an Independent Director of the Company in June 1993. He graduated from Beijing University in 1982. In 1987 he received a degree of Juris Doctor from Southern Methodist University Law School in the United States. After his graduation from Beijing University, Mr. He taught in the law department of Beijing University until 1992, except for the period of time when he was in the United States. He advised the Company on the restructuring which occurred prior to the Company's initial public offering, on the initial public offering itself and subsequent public offerings.

Supervisory Committee

The Company has a Supervisory Committee whose primary duty is the supervision of senior management of the Company, including the Board of Directors, managers and senior officers. The function of the Supervisory Committee is to ensure that senior management of the Company acts in the interest of the Company, its shareholders and employees and does not perform acts which violate PRC law. The Supervisory Committee reports to the shareholders in the general meeting. The Articles of Association provide the Supervisory Committee with the right to investigate the business and the financial affairs of the Company and to convene shareholders' meetings from time to time. The Supervisory Committee currently comprises three members, one of whom is an employee representative.

Du Chongjun, 47, is a Deputy Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee of the Company, and was appointed the Chairman of the Supervisory Committee in June 1999. He joined the Complex in 1974 and has held various positions, including Secretary of the Communist Party Committee of the Acrylic Fibre Plant of the Complex; General Manager and the Secretary of the Communist Party Committee of Shanghai Jinyang Acrylic Fibre Plant of the Company and General Manager of the Acrylic Business Division of the Company. Mr. Du has extensive experience in operation and management of large scale enterprise. He graduated from Huadong Petrochemical Institute in 1986 specializing in Industrial Management. He graduated from Shanghai No. 2 Industrial University in 1998 specializing in computer application and management. He is a qualified senior economist.

Jin Weicheng, 58, is the Director of the Supervisory Committee and was first appointed in June 1996. Mr. Jin graduated from Huadong Petrochemical Institute in 1967 specializing in petrochemical mechanics. He joined the Complex in 1988 and initially worked at the No.2 Chemical Plant and Catalyst Research Institute. Mr. Jin is a senior engineer and is experienced in chemical machinery and equipment and research and development.

Xia Jianying, 53, is the representative of the employees of the Company and was appointed a member of the Supervisory Committee in June 1999. She joined the Complex in 1984 and has held various positions, including Chairman of the Trade Union of the Ocean Transportation Wharf Handing Area of the Complex, Director of Welfare and Woman Care Department of the Trade Union of the Company, Director of Women's Committee of the Trade Union of the Company. In September 1998, Ms. Xia was appointed a Vice Chairman of the Trade Union of the Company. She graduated from Shanghai Television University in 1987 specializing in management.

External Supervisors

Zhang Jianjun, aged 50, currently Deputy Director General of the Compliance Bureau of China Petrochemical Corporation, and Deputy Director of the Compliance Department of China Petroleum & Chemical Corporation. After she graduated from Tianjin University in September 1975 specializing in catalyst studies, Ms. Zhang joined Beijing Petrochemical Plant where she worked with a catalyst research team for 5 year. Ms. Zhang had held various positions, including Deputy Secretary of Disciplinary Committee, Deputy Director and Deputy Party Secretary of Research Committee and Director of the Compliance office of Yanshan Petrochemical Company Limited and Party Secretary of Research Institute of Yanshan Petrochemical Company Limited. Ms. Zhang has accumulated a wealth of experience in the management of petrochemical companies, having held various positions in the senior management. Ms. Zhang holds the title of senior political engineer.

Liu Xinhan, aged 56, currently Chief Financial Officer of Sinopec Engineering Construction Company. Mr. Liu graduated from the Planning and Statistics Department of the People's University of China in July 1970 majoring in statistical studies, Mr. Liu joined Lanzhou Oil Refinery, where he had been Accountant, Deputy Division Head of the Financing Division, Deputy Director and Director of the Financial Department and Deputy Chief Accountant. Since March 1996, he had been Deputy Director of the Audit Committee Office of China Petrochemical Corporation, Deputy General Manager of Huaxia Auditors, and Deputy Chief of the Audit Bureau, Deputy Chief of the Audit Bureau of China Petrochemical Corporation and Deputy Director of the Audit Department of China Petroleum and Chemical Corporation. He was appointed the Chief Financial Officer in December 2001. Mr. Liu is equipped with solid knowledge in financial and accounting theories as well as rich experience in on-site financial management and financial analysis. Mr. Liu holds the title of professor-grade senior economist.

Independent Supervisors

Chen Xinyuan, aged 37, currently President, professor and tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics. After graduating from Accounting Department, Hangzhou College of Commerce. Zhejiang in July 1985. Mr. Chen undertook graduate studies at the Accounting Department of Shanghai University of Finance and Economics and stayed on to become a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctoral degree in June 1994. He has been a tutor to doctoral students since December 1998. Mr. Chen has also studied in West Germany for one year. He is very familiar with financial accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also well experienced in business management.

Liu Xiangdong, aged 51, currently Deputy Director of Industrial and Commercial Bank of China, Shanghai Branch. Mr. Liu has held the positions of Planning and Credit Officer, Deputy Head of Credit Division. He has also been Deputy Chief and Chief of the Planning Department of Industrial and Commercial Bank of China, Shanghai Branch. He became Chief Economist and concurrently the Director of Planning Division of Industrial and Commercial Bank of China, Shanghai Branch in August 1996. He has been in his current position since October 1997. Mr. Liu is a veteran in the banking sector with abundant experience in management and other practical aspects of the business. He holds a master degree in Economics and the title of senior economist.

Senior Management

Liu Xunfenng, 37, is a Vice President of the Company. Mr. Liu joined the Complex in 1989 and has held various positions, including an Associate Chief Engineer of Aromatics Factory and Ethylene Factory under the Refinery and Petrochemical Division, a Deputy Director of Investment and Project Management Division of the Company and an Assistant to the President of the Company. In September 1989, he was appointed a Vice President of the Company. Mr. Liu graduated with a Master of Science in Engineering from Eastern China Petrochemical Institute specializing in chemical engineering. He is a senior engineer.

Wu Haijun, 40, is a Vice President of the Company responsible for development of science and technology, overall planning, technological advancement, development of new products and information management. Mr. Wu joined the Complex in 1984 and has held various positions, including Deputy Director and Director of the No.2 Petrochemical Plant and Manager of the Petrochemical Department of the Company. In May 1999, he was appointed a Vice President of the Company. Mr. Wu graduated from Chemical Engineering Department of Eastern China Petrochemical Institute in 1984 and obtained an MBA from Sino-European Industrial and Commercial Institute in 1997. He is a qualified senior engineer.

Yin Jihai, 44, is the Vice President of the Company responsible for foreign joint venture and cooperation, and foreign trade. Mr. Yin joined the Complex in 1984 and has held various positions, including Assistant to the General Manager and the Deputy General Manager and the General Manager of the Sales Company. Mr. Yin became the Director of the Market Division of the Company in 1999. He was appointed the Vice President of the Company in December 2001. Mr. Yin graduated from Shanghai University of Finance and Economics specializing in trade and economics in 1984. He obtained a doctorate from Sino-European Industrial and Commercial Institute in 2001.

Han Zhihao, 52, is the Chief Financial Officer of the Company responsible for financial management. Mr. Han joined the Complex in 1976 and has held various positions, including Deputy Director of Vehicle Transportation Department, Deputy Director and the Director of Finance Department of the Complex, the Director of Finance Department of the Company and an Associate Chief Accountant. He was appointed the Chief Financial Officer of the Company in September 1998.

Zhang Jingming, 45, is the Secretary of the Board and the Director of the Secretarial Office to the Board of Directors of the Company and is a qualified senior economist. In 1995 Mr. Zhang received an MBA from the University of Hull in the UK. Mr. Zhang joined the Complex in 1978. Mr. Zhang has held various positions, including Project Manager and Deputy Director of the International Department and the Company's representative in Hong Kong. Mr. Zhang is skilled in interpretation and translation for petrochemical engineering. Mr. Zhang participated in the technology exchange and agreement negotiation of the Complex's Phase II & III Projects.

NOTICE IS HEREBY GIVEN that the Board of Director of the Company has decided to hold the 2001 annual meeting ("AGM") of the Company on Tuesday 18 June 2002, at Jinshan District, Shanghai, PRC, at 9:00am to deal with the following matters:

1) to consider and approve the 2001 Report of the Directors;

2) to consider and approve the 2001 Report of the Supervisory Committee;

3) to consider and approve the 2001 Audited Statement of Accounts;

4) to consider and approve the 2001 Profit Appropriation Plan;

5) to consider and approve the re-appointment of KPMG Huazhen as the Company's domestic auditors for the year ending 31 December 2002 and KPMG as the Company's international auditors for the year ending 31 December 2002, and to authorise the Directors to fix their remuneration;

6) to elect directors for the Company's new session of the Board of Directors, and to elect members of the Company's new session of the Supervisory Committee;

7) to consider and, if thought fit, pass the following resolution as a special resolution:

"THAT"

(a) the Board of Directors of the Company be and is hereby authorised to make such amendments to Article 20, Article 21 and Article 24 of the articles of association of the Company as it thinks fit so as to increase the registered share capital of the Company and to reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in special resolution 7(b) below;

(b) subject to the passing of the special resolution 7(a) above and subject to special resolution 7(d), the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to separately or concurrently allot and issue domestic shares or overseas listed foreign shares of securities convertible into such shares or options or warrants or similar rights to subscribe for any domestic shares or overseas listed foreign shares in the Company and to make an offer or agreement or grant an option which would or might require domestic shares or overseas listed foreign shares to be allotted and issued be and issued by and is hereby generally and unconditionally approved;

(c) the approval in special resolution 7(b) shall authorise the Directors of the Company to make an offer or agreement or grant an option during the Relevant Period which would or might require domestic shares or overseas listed foreign shares to be allotted and issued either during or after the end of the Relevant Period;

(d) the aggregate amount of domestic shares or overseas listed foreign shares allotted or agreed to be allotted by the Directors of the Company pursuant to the approval in special resolutions 7(b) and 7(c), otherwise than pursuant to (i) a rights issue; (ii) the exercise of the conversion rights under the terms of any securities which are convertible into domestic shares or overseas listed foreign shares of the Company; (iii) the exercise of rights of subscription under the terms of any warrants issued by the Company; or (iv) any scrip dividend or similar arrangement providing for the allotment of domestic shares or overseas listed foreign shares in lieu of the whole or part of a dividend on domestic shares or overseas listed foreign shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent. of each of the existing domestic share capital and overseas listed foreign share capital of the Company; and

(e) for the purpose of this special resolution 7, "Relevant Period" means the period from the passing of this special resolution 7 until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this special resolution 7;

(ii) the expiration of the 12 month period following the passing of this special resolution 7;or

(iii) the date on which the authority set out in this special resolution 7 is revoked or varied by a special resolution of the members of the Company in general meeting.

"right issue" means an offer of share open for a period fixed by the Directors of the Company to holders of shares of the Company on to register of members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such shares or other equity securities (subject of such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange).''; and

8) to transact further business, if necessary.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, 29 March 2002

Notes:

(a) The Company shall separately notify Shareholders of the names and details of the nominees for the Board of the Directors and the Supervisory Committee on or before 28 May 2002, being not less than 20 days prior to the date on which the AGM will be held.

(b) Holders of the Company's share whose names appear on the Register of Members of the Company on 17 May 2002 are entitled to attend the Company's AGM. They shall complete the attendance confirmation slip enclosed with the Company's annual report and send it back to the Company by 28 May 2000. Please refer to the slip for details.

(c) Persons holding the Company's H Shares should note that the Register of Members of the Company's H Shares will be closed from 17 May 2002 to 18 June 2002, both days inclusive, during which period no share transfer will be effected.In order to attend the Company's 2001 AGM,persons holding the Company's H Shares shall lodge transfer documents and the relevant share certificates with the Company share registrars, Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong by 4:00 p.m. on Thursday 16 May 2002.

(d) A shareholder entitled to attend and vote at the AGM may appoint a proxy (no matter whether he is a shareholder or not) to attend and vote instead of him. Each shareholder (or his proxy) shall be entitled to one vote for each share held. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the AGM.

(e) Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by the proxy himself. If the form of proxy is signed by the proxy, it must be certified by a notary. To be valid, a notarially certified proxy form and voting instructions must be returned to the Secretary's Office of the AGM 24 hours prior to the commencement of the AGM. A form of proxy for use at the AGM will be despatched to shareholders in due course.

(f) The AGM is expected to last half a day. Shareholders attending the AGM should be responsible for their own transportation and accommodation expense.

(g) The address of the Secretary's Office is:
The Secretary's Office of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited No.48 Jinyi Road, Jinshan District Shanghai, P.R.C.
Postal code: 200540
Telephone: 86-21-57943143
Fax: 86-21-57940050



To the shareholders of Sinopec Shanghai Petrochemical Company Limited

(Established in The People's Republic of China with limited liability)

We have audited the financial statements on pages 57 to 100 which have been prepared in accordance with International Accounting Standards.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgments and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Accounting Standards adopted by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, China 29 March 2002

Consolidated Income Statement

For the year ended 31 December 2001
(Prepared under International Accounting Standards)
(Amounts in thousands except per share data)

	Note	2001 RMB	2000 RMB
Turnover	2	20,197,396	21,277,268
Less: Business taxes and surcharges		(579,630)	(548,713)
Net sales		19,617,766	20,728,555
Cost of sales		(18,803,044)	(19,039,986)
Gross profit		814,722	1,688,569
Selling and administrative expenses		(363,218)	(360,870)
Other operating income	3	160,022	155,438
Other operating expenses			
Employee reduction expenses	5	(171,033)	-
Others		(46,308)	(65,815)
Total other operating expenses	4	(217,341)	(65,815)
Profit from operations		394,185	1,417,322
Share of losses of associates		(20,630)	(64,491)
Net financing costs	6	(227,758)	(272,186)
Profit before tax	7	145,797	1,080,645
Taxation	9(a)	(1,156)	(200,837)
Profit after tax		144,641	879,808
Minority interests		(28,592)	(23,298)
Profit attributable to shareholders		116,049	856,510
Dividend attributable to the year	10	-	432,000
Basic earnings per share	11	RMB0.016	RMB0.119

The notes on pages 65 to 100 form part of these financial statements.

Consolidated Balance Sheet

(Amounts in thousands)

	Note	2001 RMB	2000 RMB
Non-current assets			
Property, plant and equipment	12(a)	12,588,816	11,726,871
Construction in progress	13	4,001,169	1,720,987
Interests in associates	15	178,990	126,410
Investments	16	1,305,175	966,670
Goodwill	17	62,759	76,207
Deferred tax assets	9(b)	953	13,479
Total non-current assets		18,137,862	14,630,624
Current assets			
Inventories	18	2,789,316	3,406,681
Trade debtors	19	523,011	569,681
Bills receivable	19	340,265	385,921
Deposits, other debtors and prepayments		1,075,482	911,132
Amounts due from parent company and fellow subsidiaries	19,23	54,320	157,074
Income tax recoverable		39,704	-
Deposits with banks		40,815	28,000
Cash and cash equivalents		1,446,678	1,612,197
Total current assets		6,309,591	7,070,686
Current liabilities			
Bank loans	21	4,106,041	3,200,245
Trade creditors	22	935,551	768,151
Bills payable	22	795,377	324,343
Other creditors		922,630	820,535
Amounts due to parent company and fellow subsidiaries	22,23	591,412	838,262
Income tax payable		281	356
Total current liabilities		7,351,292	5,951,892
Net current (liabilities)/assets		(1,041,701)	1,118,794
Total assets less current liabilities		17,096,161	15,749,418

The notes on pages 65 to 100 form part of these financial statements.

(Amounts in thousands)

	Note	2001 RMB	2000 RMB
Total assets less current liabilities		17,096,161	15,749,418
Non-current liabilities			
Deferred income	20	88,933	103,755
Bank loans	21	3,463,747	1,863,776
Total non-current liabilities		3,552,680	1,967,531
Minority interests		357,798	280,253
Net assets		13,185,683	13,501,634
Shareholders' equity			
Share capital	24	7,200,000	7,200,000
Reserves	25	5,985,683	6,301,634
		13,185,683	13,501,634

Approved and authorised for issue by the Board of Directors on 29 March 2002

Lu Yiping
Rong Guangdao
Directors

The notes on pages 65 to 100 form part of these financial statements.

Balance Sheet

(Amounts in thousands)

	Note	2001 RMB	2000 RMB
Non-current assets			
Property, plant and equipment	12(b)	10,661,208	9,637,397
Construction in progress	13	3,963,317	1,706,228
Interests in subsidiaries	14	2,018,138	1,678,585
Interests in associates	15	86,947	126,410
Investments	16	790,238	417,725
Deferred tax assets	9(b)	953	13,479
Total non-current assets		17,520,801	13,579,824
Current assets			
Inventories	18	2,293,171	2,941,997
Trade debtors	19	284,601	323,598
Bills receivable	19	218,213	299,153
Deposits, other debtors and prepayments		620,324	630,846
Amounts due from parent company and fellow subsidiaries	19,23	54,320	157,074
Income tax recoverable		39,704	-
Deposits with banks		20,815	28,000
Cash and cash equivalents		987,549	1,308,324
Total current assets		4,518,697	5,688,992
Current liabilities			
Bank loans	21	3,374,502	2,576,047
Trade creditors	22	682,016	572,799
Bills payable	22	795,221	316,096
Other creditors		659,687	588,496
Amounts due to parent company and fellow subsidiaries	22,23	591,412	838,262
Income tax payable		-	6
Total current liabilities		6,102,838	4,891,706
Net current (liabilities)/assets		(1,584,141)	797,286
Total assets less current liabilities		15,936,660	14,377,110

The notes on pages 65 to 100 form part of these financial statements.

Balance Sheet (continued)

(Amounts in thousands)

	Note	2001 RMB	2000 RMB
Total assets less current liabilities		15,936,660	14,377,110
Non-current liabilities			
Bank loans	21	2,750,977	875,476
Net assets		13,185,683	13,501,634
Shareholders' equity			
Share capital	24	7,200,000	7,200,000
Reserves	25	5,985,683	6,301,634
		13,185,683	13,501,634

Approved and authorised for issue by the Board of Directors on 29 March 2002

Lu Yiping
Rong Guangdao
Directors

The notes on pages 65 to 100 form part of these financial statements.

Consolidated Cash Flow Statement

(Amounts in thousands)

	Note	2001 RMB	2000 RMB
Cash generated from operations	(a)	2,867,146	3,020,913
Interest paid		(450,846)	(378,475)
Income tax paid		(47,727)	(169,482)
Income tax refunded		19,318	-
Net cash inflow from operating activities		2,387,891	2,472,956
Investing activities			
Interest income received		40,909	126,067
Investment income received		41,632	38,923
Capital expenditure		(4,358,176)	(1,572,923)
Proceeds from government grants		-	386,370
Proceeds from disposal of property, plant and equipment		8,339	17,264
Purchase of investments		(455,638)	(328,863)
Sale of investments		47,018	22,026
Increase in time deposits		(40,815)	(26,000)
Maturity of time deposits		28,000	424,000
Net cash outflow from investing activities		(4,688,731)	(913,136)
Net cash (outflow)/inflow before financing activities		(2,300,840)	1,559,820
Financing activities			
Proceeds from loans		5,726,169	2,574,020
Repayment of loans		(3,206,184)	(4,700,670)
Dividends paid		(432,000)	(360,000)
Dividends paid to minority interests		(1,047)	(10,003)
Capital contribution from minority interests		50,000	-
Net cash inflow/(outflow) from financing activities		2,136,938	(2,496,653)
Decrease in cash and cash equivalents		(163,902)	(936,833)
Cash and cash equivalents at 1 January		1,612,197	2,549,931
Effect of foreign exchange rate changes		(1,617)	(901)
Cash and cash equivalents at 31 December		1,446,678	1,612,197

The notes on pages 65 to 100 form part of these financial statements.

(Amounts in thousands)

(a) Reconciliation of profit before tax to cash generated from operations:

	2001 RMB	2000 RMB
Profit before tax	145,797	1,080,645
Interest income	(40,719)	(71,922)
Investment income	(44,727)	(56,887)
Share of losses of associates	20,630	64,491
Interest expense	278,093	355,469
Depreciation	1,359,642	1,514,710
Amortisation of goodwill	13,448	13,448
Amortisation of deferred income	(14,822)	(14,822)
Unrealised exchange gain	(12,601)	(15,295)
Loss on disposal of property, plant and equipment	15,444	16,548
Decrease/(increase) in inventories	617,365	(1,133,362)
Increase in debtors, bills receivable and deposits	(72,214)	(346,281)
Increase in trade creditors, other creditors and bills payable	745,906	738,715
(Decrease)/increase in balances with parent company and fellow subsidiaries	(144,096)	875,456
Cash generated from operations	2,867,146	3,020,913

Consolidated Statement of Changes in Shareholders' Equity

(Amounts in thousands)

	Note	Share capital RMB	Share premium RMB	Reserves RMB	Retained earnings RMB	Total RMB
At 1 January 2000		7,200,000	2,420,841	2,752,010	632,273	13,005,124
Profit attributable to shareholders		-	-	-	856,510	856,510
Appropriation	25	-	-	180,786	(180,786)	-
Dividend	10	-	-	-	(360,000)	(360,000)
At 31 December 2000		7,200,000	2,420,841	2,932,796	947,997	13,501,634
Profit attributable to shareholders		-	-	-	116,049	116,049
Appropriation	25	-	-	14,320	(14,320)	-
Dividend	10	-	-	-	(432,000)	(432,000)
At 31 December 2001		7,200,000	2,420,841	2,947,116	617,726	13,185,683

The notes on pages 65 to 100 form part of these financial statements.

1 Significant accounting policies

The significant accounting policies adopted in the preparation of the financial statements are set out below:

(a) Statement of compliance

The financial statements of Sinopec Shanghai Petrochemical Company Limited ("the Company") and its subsidiaries (collectively "the Group") have been prepared in accordance with International Accounting Standards ("IAS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company also prepares a set of financial statements which complies with The People's Republic of China ("PRC") Accounting Rules and Regulations. A reconciliation of the Group's results and shareholders' equity prepared under IAS and PRC Accounting Rules and Regulations is presented in Section C.

(b) Basis of preparation

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment where stated in note 1(d). The accounting policies have been consistently applied by the Group.

(c) Basis of consolidation

(i) Subsidiaries

The consolidated financial statements of the Group incorporate the financial statements of the Company and all of its principal subsidiaries made up to 31 December 2001. Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases. The share of results attributable to minority interests is deducted from or added to profit before minority interests.

(ii) Associates

Associates are those enterprises in which the Company or the Group has significant influence, but not control, over the financial and operating policies. The Company's financial statements and the Group's consolidated financial statements include the Company's and the Group's share of the total recognised gains and losses of the principal associates on an equity accounted basis respectively, from the date that significant influence commences until the date that significant influence ceases. When the Company's or the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company or the Group has incurred obligations in respect of the associate.

(c) Basis of consolidation *(continued)*

(iii) Transactions eliminated on consolidation

All material intercompany transactions and balances, and any unrealised gains arising from intercompany transactions, are eliminated on consolidation.

(iv) Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of their net identifiable assets on acquisition. Goodwill is stated at cost less amortisation and impairment losses (see note 1(s)). Amortisation is charged on a straight-line basis to the income statement over its economic useful life.

Negative goodwill arising on acquisition represents the excess of the fair value of the net identifiable assets of subsidiaries acquired over the cost of acquisition. Negative goodwill is, where material, credited to deferred income which is recognised in the income statement on a systematic basis.

(d) Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost or valuation (see note 12(d)) less accumulated depreciation and impairment losses (see note 1(s)). Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

(i) Subsequent expenditure

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, is capitalised with the carrying amount of the component being written off. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

(ii) Depreciation and amortisation
Land and buildings use rights

The values of land and buildings use rights are amortised on a straight-line basis over the respective periods of the grants.

Other property, plant and equipment

Depreciation is provided to write off the costs or valuation of property, plant and equipment over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values, as follows:

Buildings	15 to 35 years
Plant, machinery, equipment and others (Note 26)	5 to 14 years

(d) Property, plant and equipment *(continued)*

(iii) Retirement or disposal

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognised in the income statement on the date of retirement or disposal.

(e) Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less government grants that compensate the Company for the cost of construction and impairment losses (see note 1(s)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction.

The construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(f) Investments in subsidiaries

In the Company's financial statements, investments in subsidiaries are accounted for using the equity method.

(g) Investments

Investments in unlisted equity securities are stated at cost less provision for impairment losses (see note 1(s)).

(h) Inventories

Inventories, other than spare parts and consumables, are carried at the lower of cost and net realisable value. Cost includes the cost of materials computed using the weighted average method and expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sales.

When inventories are sold, the carrying amount of the inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

Spare parts and consumables are stated at cost less any provision for obsolescence.

(i) Trade accounts receivables

Trade accounts receivables are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

(j) Deposits, other debtors and prepayments

Deposits, other debtors and prepayments are stated at their costs less impairment losses (see note 1(s)).

(k) Trade creditors, bills payable and other creditors

Trade creditors, bills payable and other creditors are stated at their cost.

(l) Translation of foreign currencies

Transactions in foreign currencies are translated into Renminbi at the applicable exchange rates ruling at the transaction dates.

Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at rates quoted by the People's Bank of China at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Renminbi at the foreign exchange rate ruling at the date of the transaction.

Foreign currency translation differences relating to funds borrowed to finance the construction of property, plant and equipment to the extent that they are regarded as an adjustment to interest costs are capitalised during the construction period. All other exchange differences are dealt with in the income statement.

(m) Revenue recognition

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue excludes value added tax and is after deduction of any trade discounts and returns. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

Dividend income is recognised when the shareholder's right to receive payment is established.

(n) Grants

Capital-based government grants consist of grants for the purchase of equipment used for technology improvements. Such grants are offset against the cost of asset to which the grant related and are recognised in the income statement as revenue on a systematic basis over the useful life of the asset.

1. Significant accounting policies *(continued)*

(o) Net financing costs

Net financing costs comprise interest expense on borrowings, interest income on bank deposits, foreign exchange gains and losses and bank charges.

Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and at the rate applicable.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(p) Repairs and maintenance expenses

Repairs and maintenance expenses, including cost of major overhaul, are charged to the income statement as and when they are incurred.

(q) Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Group's research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. Both research and development costs are therefore recognised as expenses in the year in which they are incurred.

(r) Retirement benefits

The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans. Further information is set out in note 28.

(s) Impairment loss

The carrying amounts of the Group's long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

1. Significant accounting policies *(continued)*

(t) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(u) Cash equivalents

Cash equivalents consist of time deposits with an initial term of less than three months.

(v) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except differences relating to goodwill not deductible for tax purposes and the initial recognition of assets or liabilities which affect neither accounting nor taxable income. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. The effect on deferred tax of any changes in tax rates is charged to the income statement.

A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(w) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations.

(x) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(y) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

2. Turnover

The Group's principal activity is the processing of crude oil into petrochemical products for sale and substantially all of its products are sold in the PRC domestic markets.

Turnover represents the sales value of goods sold to customers, net of value added tax and is after deduction of any sales discounts and returns.

3. Other operating income

	2001 RMB'000	2000 RMB'000
Income from rendering of services	66,939	63,705
Income from joint ventures and other investments	44,727	56,887
Amortisation of deferred income	14,822	14,822
Others	33,534	20,024
	160,022	155,438

4. Other operating expenses

	2001 RMB'000	2000 RMB'000
Employee reduction expenses (Note 5)	171,033	-
Loss on disposal of property, plant and equipment	15,444	16,548
Amortisation of goodwill (Note17)	13,448	13,448
Donation	1,425	15,126
Others	15,991	20,693
	217,341	65,815

5. Employee reduction expenses

In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 171,033,000 (2000: RMB Nil) during the year ended 31 December 2001 in respect of the voluntary resignation of approximately 1,500 employees.

6. Net financing costs

	2001 RMB'000	2000 RMB'000
Interest on bank loans and advances	445,469	375,517
Less: Amount capitalised as construction in progress*	(167,376)	(20,048)
Interest expenses, net	278,093	355,469
Interest income	(40,719)	(71,922)
Foreign exchange gain, net	(9,616)	(11,361)
	227,758	272,186

* Borrowing costs have been capitalised at a rate of between 5.85% and 6.03% per annum (2000: 5.85%-8.91%) for construction in progress.

7. Profit before tax

Profit before tax is arrived at after charging:

	2001 RMB'000	2000 RMB'000
Cost of inventories#	17,904,645	18,250,790
Depreciation#	1,359,642	1,514,710
Repairs and maintenance expenses#	645,491	631,454
Research and development costs#	40,808	108,043
Employer's pension costs		
- Municipal retirement scheme costs#	182,975	176,415
- Supplementary retirement scheme costs#	25,741	26,516
Staff costs#	1,067,441	1,061,455
Auditors' remuneration	4,196	5,796

The average number of employees during 2001 was 32,081 (2000: 33,911).

Cost of inventories includes RMB 3,322,098,000 (2000: RMB3,518,593,000) relating to staff costs, depreciation, repairs and maintenance expenses, research and development costs and pension costs, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

The profit attributable to shareholders of RMB 116,049,000 (2000: RMB 856,510,000) has been dealt with in the financial statements of the Company.

8. Directors' and supervisors' emoluments

Directors' and supervisors' emoluments:

	2001 RMB'000	2000 RMB'000
Directors' fees	-	-
Salaries and other benefits	388	357
Retirement scheme contributions	51	47
Discretionary bonuses	812	910
	1,251	1,314

Salaries and other benefits paid to independent non-executive directors and supervisors amounted to RMB Nil and RMB 286,136 respectively (2000: RMB Nil and RMB 306,505 respectively).

The remuneration of the directors and supervisors are within the following band:

Hong Kong dollars	Number of directors and supervisors	
	2001	2000
0-1,000,000	22	22

The five highest paid individuals in the Group in 2001 and 2000 were all executive directors whose total emoluments have been shown above.

9. Taxation

(a) Taxation in the consolidated income statement represents:

	2001 RMB'000	2000 RMB'000
Provision for PRC income tax for the year	7,948	150,096
Deferred taxation	12,526	50,741
	20,474	200,837
Tax refund	(19,318)	-
	1,156	200,837

9 Taxation *(continued)*

(a) Taxation in the consolidated income statement represents: *(continued)*

Pursuant to the document "Cai Shui Zi (1999) No. 290" issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company received an income tax refund of RMB 19,318,000 during the year relating to the purchase of equipment produced in the PRC for technological improvements.

A reconciliation of income tax calculated at the applicable tax rate with income tax expense is as follows:

	2001 RMB'000	2000 RMB'000
Profit before taxation	**145,797**	1,080,645
Expected PRC tax at statutory tax rate of 15%	**21,870**	162,097
Non-deductible expenses	**9,035**	51,294
Non-taxable earnings	**(9,672)**	(6,140)
Income tax refund	**(19,318)**	-
Others	**(759)**	(6,414)
Income tax expense	**1,156**	200,837

The charge for PRC income tax is calculated at the rate of 15% (2000: 15%) on the estimated assessable income of the year determined in accordance with relevant income tax rules and regulations. The Group did not carry on business overseas and in Hong Kong and therefore does not incur overseas and Hong Kong income taxes. The Company has not received notice from the Ministry of Finance that the 15% tax rate will continue to be applicable to the Company in 2002. As such, it is possible that the Company's tax rate will increase in 2002.

9 Taxation *(continued)*

(b) Deferred taxation:

(i) Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

	The Group and the Company					
	Assets		Liabilities		Net balance	
	2001	2000	**2001**	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000	**RMB'000**	RMB'000
Current						
Provisions	**8,796**	13,479	**-**	-	**8,796**	13,479
Non-current						
Capitalisation of borrowing costs	**-**	-	**(7,843)**	-	**(7,843)**	-
Deferred tax assets/(liabilities)	**8,796**	13,479	**(7,843)**	-	**953**	13,479

There is no other significant deferred tax asset or liability that has not been provided for in the financial statements.

(ii) Movements in the deferred tax assets and liabilities are as follows:

	The Group and the Company		
	Balance at 1 January 2001 RMB'000	Recognised in income statement RMB'000	**Balance at 31 December 2001 RMB'000**
Current			
Provisions	**13,479**	(4,683)	**8,796**
Non-current			
Capitalisation of borrowing costs	**-**	(7,843)	**(7,843)**
Net deferred tax assets/(liabilities)	**13,479**	(12,526)	**953**

10. Dividend

(a) Dividend attributable to the year

	The Group and the Company	
	2001	2000
	RMB'000	RMB'000
Final dividend proposed after the balance sheet date of RMB Nil per share (2000: RMB 0.06 per share)	-	432,000

Pursuant to a resolution passed at the Directors' meeting on 29 March 2002, a final dividend of RMB Nil (2000: RMB 0.06 per share totalling RMB 432,000,000) was proposed for shareholders' approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividend attributable to the previous financial year, approved and paid during the year

	The Group and the Company	
	2001	2000
	RMB'000	RMB'000
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB 0.06 per share (2000: RMB 0.05 per share)	**432,000**	360,000

11 Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB 116,049,000 (2000: RMB 856,510,000) and 7,200,000,000 (2000: 7,200,000,000) shares in issued during the year.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

12. Property, plant and equipment

(a) The Group

	Land and buildings RMB'000	Plant and other fixed assets RMB'000	Total RMB'000
Cost or valuation:			
At 1 January 2001	5,371,635	16,752,522	22,124,157
Additions	51,465	175,610	227,075
Transferred from construction in progress (Note 13)	78,738	1,939,557	2,018,295
Disposals	(5,153)	(103,466)	(108,619)
At 31 December 2001	5,496,685	18,764,223	24,260,908
Representing:			
Cost	4,007,940	12,106,153	16,114,093
Valuation (Note 12(d))	1,488,745	6,658,070	8,146,815
	5,496,685	18,764,223	24,260,908
Accumulated depreciation:			
At 1 January 2001	2,140,307	8,256,979	10,397,286
Charge for the year	196,082	1,163,560	1,359,642
Written back on disposal	(3,559)	(81,277)	(84,836)
At 31 December 2001	2,332,830	9,339,262	11,672,092
Net book value:			
At 31 December 2001	**3,163,855**	**9,424,961**	**12,588,816**
At 31 December 2000	3,231,328	8,495,543	11,726,871

12. Property, plant and equipment *(continued)*

(b) The Company

	Land and buildings RMB'000	Plant and other fixed assets RMB'000	Total RMB'000
Cost or valuation:			
At 1 January 2001	4,557,137	14,662,380	19,219,517
Additions	46,247	139,824	186,071
Transferred from construction in progress (Note 13)	76,303	1,926,784	2,003,087
Disposals	(4,510)	(95,732)	(100,242)
At 31 December 2001	4,675,177	16,633,256	21,308,433
Representing:			
Cost	3,186,432	9,975,186	13,161,618
Valuation (Note 12(d))	1,488,745	6,658,070	8,146,815
	4,675,177	16,633,256	21,308,433
Accumulated depreciation:			
At 1 January 2001	2,000,039	7,582,081	9,582,120
Charge for the year	158,871	987,628	1,146,499
Written back on disposal	(3,146)	(78,248)	(81,394)
At 31 December 2001	2,155,764	8,491,461	10,647,225
Net book value:			
At 31 December 2001	**2,519,413**	**8,141,795**	**10,661,208**
At 31 December 2000	2,557,098	7,080,299	9,637,397

12. Property, plant and equipment *(continued)*

(c) *All of the Group's buildings are located in the PRC (including Hong Kong).*

The Group was granted the rights to use the land and the buildings in the PRC by the relevant PRC authorities with the remaining periods of 27 to 49 years. The net book value of such land and buildings amounted to RMB 3,123,799,000 at 31 December 2001 (2000: RMB 3,189,692,000).

Land and buildings in Hong Kong with a net book value of RMB 40,056,000 (2000: RMB 41,636,000) were held under medium-term leases.

(d) The Company was established in the PRC on 29 June 1993 as a joint stock limited company as part of the restructuring of Shanghai Petrochemical Complex ("SPC"). On the same date, the principal business undertakings of SPC together with the relevant assets and liabilities were taken over by the Company. As required by the relevant PRC rules and regulations, a valuation of the assets and liabilities to be injected into the Company was carried out as at 1 January 1993 by the State-owned Assets Administration Bureau and the injected assets and liabilities were reflected in the financial statements on this basis.

In accordance with IAS 16, subsequent to this revaluation, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of 30 September 1999, which was based on depreciated replacement costs, the carrying value of property, plant and equipment did not differ materially from their fair value.

13. Construction in progress

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**1,720,987**	1,609,158	**1,706,228**	1,593,842
Additions	**4,298,477**	896,347	**4,260,176**	882,739
Transferred to property, plant and equipment (Note 12)	**(2,018,295)**	(784,518)	**(2,003,087)**	(770,353)
At 31 December	**4,001,169**	1,720,987	**3,963,317**	1,706,228

Construction in progress comprises costs incurred on property, plant and equipment not yet commissioned at 31 December 2001, after deducting government grants totalling RMB 327,710,000 (2000: RMB 386,370,000) that compensate the Company for the cost of construction.

14. Interests in subsidiaries

	2001 RMB'000	2000 RMB'000
Share of net assets	1,564,211	1,266,953
Amounts due from subsidiaries	410,996	358,557
Goodwill (Note 17)	62,759	76,207
Negative goodwill (Note 20)	(19,828)	(23,132)
	2,018,138	1,678,585

The above amount represents the Company's interest in its consolidated subsidiaries. The particulars of these subsidiaries, all of which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group, at 31 December 2001 are as follows:

Company	Registered capital '000	Percentage of equity held by the Company %	Percentage of equity held by subsidiaries %	Principal activities
Shanghai Petrochemical Investment Development Company Limited	RMB 650,000	100	-	Investment management
SPC Marketing Development Corporation	RMB 25,000	100	-	Trading in petrochemical products
China Jinshan Associated Trading Corporation	RMB 25,000	70	-	Import and export of petrochemical products and equipment
Shanghai Jinhua Industrial Company Limited	RMB 25,500	-	81.46	Trading in petrochemical products
Shanghai Jindong Petrochemical Industrial Company Limited	RMB 40,000	-	60	Trading in petrochemical products
Shanghai Jinyang Acrylic Fibre Plant	RMB 177,797	100	-	Production of acrylic fibre products

14. Interests in subsidiaries *(continued)*

Company	Registered capital '000	Percentage of equity held by the Company %	Percentage of equity held by subsidiaries %	Principal activities
Zhejiang Jinzhe Petrochemical Associated Company Limited	RMB 40,000	-	53.4	Trading in petrochemical products
Shanghai Golden Way Petrochemical Company Limited	US$ 3,460	-	75	Production of vinyl acetate products
Shanghai Jinchang Engineering Plastics Company Limited	US$ 4,750	-	50.84	Production of polypropylene compound products
Shanghai Golden-Phillips Petrochemical Company Limited	US$ 50,000	-	60	Production of polypropylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB 250,000	75	-	Production of acrylic fibre products
Shanghai Petrochemical Enterprise Development Company Limited	RMB 220,000	100	-	Investment management
Shanghai Petrochemical Jianghai Textiled Yarn Plant	RMB 3,000	-	100	Production of textiled yarn products

None of the subsidiaries has issued any debt securities.

15. Interests in associates

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Share of net assets	**178,990**	126,410	**86,947**	126,410

The above amount represents the share of net assets of the Group's interest in its associates. The particulars of these associates, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at 31 December 2001 are as follows:

		Percentage of equity		
Company	**Registered capital '000**	**held by the Company %**	**held by subsidiaries %**	**Principal Activities**
Shanghai Golden Conti Petrochemical Company Limited	US$ 35,640	48	-	Trading in petrochemical products
Shanghai Jinsen Hydrocarbon Resins Company Limited	US$ 14,695	40	-	Production of resins products
Shanghai Jinpu Plastics Packaging Material Company Limited	US$ 11,988	-	50	Production of polypropylene film
Zhejiang Jiulong Petrochemical Company	RMB 15,000	-	50	Trading in petrochemical products
Shanghai YaNan Electrical Appliances Company	RMB 5,420	-	44	Trading of electrical appliances
SPC XinLian Entertainment Company	RMB 11,000	-	36	Catering services
XinLian Special Sealings Company	RMB 5,000	-	33	Production of special sealing material

16. Investments

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Interests in joint ventures	**765,023**	433,050	**626,214**	250,000
Interests in non-consolidated subsidiaries	**209,072**	215,777	**-**	-
Other unlisted investments	**335,848**	325,706	**164,024**	167,725
	1,309,943	974,533	**790,238**	417,725
Less: Provision	**(4,768)**	(7,863)	**-**	-
	1,305,175	966,670	**790,238**	417,725

The Group's interests in joint ventures include an investment of RMB 560,000,000 representing a 38.26% equity interest in Shanghai Chemical Industry Park Development Company Limited ("SCIP") and an investment of RMB 66,214,000 representing a 20% equity interest in Shanghai Secco Petrochemical Company Limited ("Secco"), both companies incorporated in the PRC. The principal activity of SCIP is the planning, development and to operate the Chemical Industry Park in Shanghai, PRC. The interest in SCIP is not equity accounted for as it is in the initial stage of constructing the Chemical Industry Park and has not commenced operation. At 31 December 2001, the Group had commitments of RMB 347,770,000 in respect of outstanding capital contributions to SCIP. The principal activity of Secco is the production of ethylene and other petrochemical products. The interest in Secco is not equity accounted for as it is in the initial stage of constructing the production facilities and has not commenced operation. At 31 December 2001, the Group had commitments of RMB 1,430,176,000 in respect of outstanding capital contributions to Secco.

The Group's other interests in joint ventures include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or trading activities related to the Group's operations. The Group's share of results attributable to these interests during the year ended 31 December 2001 is not material in relation to the profit of the Group for the said period.

Interests in non-consolidated subsidiaries represent the Company's interest in these subsidiaries which do not principally affect the results, assets or liabilities of the Group and, therefore, are not consolidated.

17. Goodwill

	The Group and the Company	
	2001	2000
	RMB'000	RMB'000
Cost:		
At 1 January and 31 December	134,482	134,482
Accumulated amortisation:		
At 1 January	58,275	44,827
Amortisation for the year (Note 4)	13,448	13,448
At 31 December	71,723	58,275
	62,759	76,207

18. Inventories

	The Group		The Company	
	2001	2000	2001	2000
	RMB'000	RMB'000	RMB'000	RMB'000
Raw materials	753,083	1,190,308	634,571	1,108,163
Work in progress	890,518	892,904	794,553	794,866
Finished goods	572,585	651,225	334,614	410,928
Spare parts and consumables	573,130	672,244	529,433	628,040
	2,789,316	3,406,681	2,293,171	2,941,997

At 31 December 2001, the Group and the Company had inventories carried at net realisable value with carrying amount of RMB 40,265,000 and RMB 26,863,000 respectively. (2000: the Group and the Company RMB 41,913,000 and RMB 36,556,000 respectively).

19. Trade accounts receivables

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Trade debtors	**556,763**	595,052	**311,426**	345,633
Less: Allowance for doubtful debts	**(33,752)**	(25,371)	**(26,825)**	(22,035)
	523,011	569,681	**284,601**	323,598
Bills receivable	**340,265**	385,921	**218,213**	299,153
Amounts due from parent company and fellow subsidiaries - trade	**54,320**	157,074	**54,320**	157,074
	917,596	1,112,676	**557,134**	779,825

The ageing analysis of trade accounts receivables (net of allowance for doubtful debts) is as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Invoice date:				
Within one year	**856,564**	1,053,052	**529,490**	751,157
Between one and two years	**30,595**	35,559	**17,726**	17,989
Between two and three years	**13,114**	9,003	**5,795**	3,969
Over three years	**17,323**	15,062	**4,123**	6,710
	917,596	1,112,676	**557,134**	779,825

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

20. Deferred income

	Negative goodwill		Net assets obtained		Total	
	2001	2000	**2001**	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000	**RMB'000**	RMB'000
Cost:						
At 1 January and 31 December	**33,044**	33,044	**115,177**	115,177	**148,221**	148,221
Accumulated amortisation:						
At 1 January	**9,912**	6,608	**34,554**	23,036	**44,466**	29,644
Amortisation for the year	**3,304**	3,304	**11,518**	11,518	**14,822**	14,822
At 31 December	**13,216**	9,912	**46,072**	34,554	**59,288**	44,466
	19,828	23,132	**69,105**	80,623	**88,933**	103,755

21. Bank loans

Bank loans are unsecured and are repayable as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
After five years	**33,503**	41,510	**33,503**	41,510
Between two and five years	**2,691,956**	761,534	**2,358,218**	118,353
Between one and two years	**738,288**	1,060,732	**359,256**	715,613
	3,463,747	1,863,776	**2,750,977**	875,476
Within one year				
Current portion of long term loans	**1,076,541**	893,745	**731,502**	494,547
Short term loans	**3,029,500**	2,306,500	**2,643,000**	2,081,500
	4,106,041	3,200,245	**3,374,502**	2,576,047
	7,569,788	5,064,021	**6,125,479**	3,451,523

Details of loans are set out in note 31.

22. Trade accounts payable

	The Group		The Company	
	2001	2000	2001	2000
	RMB'000	RMB'000	RMB'000	RMB'000
Trade creditors	935,551	768,151	682,016	572,799
Bills payable	795,377	324,343	795,221	316,096
Amounts due to parent company and fellow subsidiaries	591,412	838,262	591,412	838,262
	2,322,340	1,930,756	2,068,649	1,727,157

The ageing analysis of trade accounts payable is as follows:

	The Group		The Company	
	2001	2000	2001	2000
	RMB'000	RMB'000	RMB'000	RMB'000
Due within 1 month or on demand	1,959,114	1,781,327	1,705,422	1,626,066
Due after 1 month and within 3 months	363,226	149,429	363,227	101,091
	2,322,340	1,930,756	2,068,649	1,727,157

23. Amounts due from/to parent company and fellow subsidiaries

Amounts due from/to parent company and fellow subsidiaries are unsecured, interest free and have no fixed repayment terms.

24. Share capital

	The Group and the Company	
	2001	2000
	RMB'000	RMB'000
Registered, issued and paid up capital:		
4,870,000,000 A shares of RMB 1.00 each	4,870,000	4,870,000
2,330,000,000 H shares of RMB 1.00 each	2,330,000	2,330,000
	7,200,000	7,200,000

All the A and H shares rank pari passu in all respects.

25. Reserves

Movements on reserves comprise:

	Note	The Group and the Company 2001 RMB'000	2000 RMB'000
Share premium			
At 1 January and 31 December	(a)	2,420,841	2,420,841
Statutory surplus reserve			
At 1 January		824,051	733,658
Appropriation		7,160	90,393
At 31 December	(b)	831,211	824,051
Statutory public welfare fund			
At 1 January		741,962	651,569
Appropriation		7,160	90,393
At 31 December	(c)	749,122	741,962
General surplus reserve			
At 1 January and 31 December	(d)	82,089	82,089
Capital reserve fund			
At 1 January and 31 December	(e)	4,180	4,180
Discretionary surplus reserve			
At 1 January and 31 December	(f)	1,280,514	1,280,514
Retained profits	(g)	617,726	947,997
		5,985,683	6,301,634

25. Reserves *(continued)*

Notes:

(a) The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.

(b) According to the Company's Articles of Association, the Company is required to transfer 10% of its profit after taxation, as determined under PRC Accounting Rules and Regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve is made before distribution of a dividend to shareholders.

The statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(c) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its profit after taxation, as determined under PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this reserve must be made before distribution of a dividend to shareholders. The Directors have resolved to transfer 10% (2000: 10%) of the current year's profit after taxation to the fund.

(d) When the statutory public welfare fund is utilised, an amount equal to the lower of cost of the assets and the balance of the statutory public welfare fund is transferred from the statutory public welfare fund to the general surplus reserve. This reserve is non-distributable other than in liquidation. When the relevant assets are disposed of or written off, the original transfers from the statutory public welfare fund are reversed. In 2001, the Company did not utilise the statutory public welfare fund (2000: RMB Nil). As at 31 December 2001, the net book value of assets acquired utilising the statutory public welfare fund was RMB 69,258,000 (2000: RMB 71,904,000).

(e) This reserve represents gifts or grants received from China Petrochemical Corporation, the ultimate parent company and which are required to be included in this reserve fund by PRC regulations.

(f) The transfer to this reserve from the retained profit is subject to the approval by shareholders at general meetings. Its usage is similar to that of statutory surplus reserve.

(g) According to the Company's Articles of Association, the reserve available for distribution is the lower of the amount determined under PRC Accounting Rules and Regulations and the amount determined under IAS. As of 31 December 2001, the reserve available for distribution was RMB 573,281,000 (2000: RMB 947,997,000). Final dividend of RMB Nil (2000: RMB 432,000,000) in respect of the financial year 2001 was declared after the balance sheet date.

26. Change in accounting estimate

In January 2001, the Group performed an extensive review of the useful lives of certain plant, machinery, equipment and others. Based on the results, the Group has accordingly revised its estimate of the useful lives of plant, machinery, equipment and others from between 5 and 13 years to between 5 and 14 years with effect from 1 January 2001. These changes were made, after taking account of commercial and technological obsolescence as well as normal wear and tear to better reflect the estimated periods during which such assets well remain in service. The change had the effect of decreasing depreciation expense by RMB 118,320,000 and increasing profit after taxation by RMB 100,572,000 (RMB 0.014 per share) for the year ended 31 December 2001.

27. Related party transactions

(a) Most of the transactions undertaken by the Group during the year ended 31 December 2001 have been effected with such counterparties and on such terms as have been determined by China Petroleum & Chemical Corporation ("Sinopec Corp"), the immediate parent company, and other relevant PRC authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the year ended 31 December 2001, the value of crude oil purchased in accordance with Sinopec Corp's allocation was as follows:

	2001 **RMB'000**	2000 RMB'000
Purchases of crude oil	**10,499,582**	11,641,888

(b) Other transactions between the Group and other related parties during the year ended 31 December 2001 were as follows:

	2001 **RMB'000**	2000 RMB'000
Sales	**7,137,458**	7,317,930
Purchases other than crude oil	**338,292**	312,101
Repairing charges	**174,694**	102,476
Insurance premiums paid	**77,140**	73,506
Interest received and receivable	**1,673**	2,903
Research and development expenses	**-**	75,000

27. Related party transactions *(continued)*

(c) Time deposits in related parties

	The Group and the Company	
	2001	2000
	RMB'000	RMB'000
Time deposits	**204,175**	386,189

The Directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the non-executive Directors.

28. Retirement schemes

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22.5% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above. In addition, pursuant to a document "Lao Bu Fa (1995) No.464" dated 29 December 1995 issued by the Ministry of Labour of the PRC, the Company has set out a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Company for five years or more may participate in this plan. The Company and participating employees make defined contributions to their pension savings accounting according to the plan. The assets of this plan are held separately from those of the Company in an independent fund administered by a committee consisting of representatives from the employees and the Company. In 2001, the Company's contribution to this plan amounted to RMB 25,741,000 (2000: RMB 26,516,000).

29. Capital commitments

In addition to commitments of outstanding capital contributions as disclosed in note 16, the Group and the Company had further capital commitments outstanding at 31 December not provided for in the financial statements as follows:

	The Group and the Company	
	2001	2000
	RMB'000	RMB'000
Contracted but not provided for	**4,631,866**	6,583,805
Authorised by the Board but not contracted for	**1,122,193**	1,159,875
	5,754,059	7,743,680

30. Contingent liabilities

At 31 December, the Group and the Company had the following contingent liabilities:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Guarantees issued to banks in favour of:				
- subsidiaries	**-**	-	**1,164,637**	1,052,378
- associates	**315,830**	283,640	**315,830**	283,640
- joint ventures	**119,766**	100,700	**88,530**	100,700
- third parties	**-**	55,100	**-**	55,100
	435,596	439,440	**1,568,997**	1,491,818

Guarantees issued to banks in favour of subsidiaries, associates and joint ventures are given to the extent of the Company's respective interest in these entities.

31. Details of bank loans

The interest rates and terms of repayment for bank loans of the Group and the Company are as follows:

Repayment terms and last payment date	Interest rate at 31 December 2001	Interest type	The Group 2001 RMB'000	The Group 2000 RMB'000	The Company 2001 RMB'000	The Company 2000 RMB'000
Arranged by Central Treasury of the Company:						
U.S. Dollar denominated:						
Payable semi-annually through 2001	LIBOR+0.7%	Floating	-	16,556	-	16,556
Payable semi-annually through 2002	6.20%	Fixed	49,660	149,006	49,660	149,006
Payable semi-annually from 2001 through 2003	LIBOR+0.6%	Floating	108,407	180,711	108,407	180,711
Payable semi-annually through 2004(Note(a))	7.10%	Fixed	54,009	72,025	54,009	72,025
Payable semi-annually through 2008(Note(a))	1.50%	Fixed	96,836	111,754	96,836	111,754
Payable semi-annually through 2015(Note(a))	LIBOR+0.5%	Floating	18,054	6,681	18,054	6,681
Due in 2004	LIBOR+0.5%	Floating	41,383	-	41,383	-
Renminbi denominated:						
Due in 2001	5.94%-6.03%	Floating	-	180,000	-	180,000
Due in 2002	5.94%-6.03%	Floating	395,000	395,000	395,000	395,000
Due in 2003	5.94%	Floating	288,840	-	288,840	-
Due in 2004	5.94%	Floating	900,000	-	900,000	-
Due in 2005	6.03%	Floating	350,000	-	350,000	-
Due in 2006	6.03%	Floating	1,000,000	-	1,000,000	-
Other loans due in 2002	Interest free	-	15,000	15,000	15,000	15,000
Arranged by individual plants of the Company:						
Loans due in 2001	6.03%-7.65%	Floating	-	78,000	-	78,000
Loans due in 2002	5.85%-6.03%	Floating	165,290	165,290	165,290	165,290
Arranged by subsidiaries:						
U.S.Dollar denominated:						
Due in 2001	LIBOR+1.12%	Floating	-	82,781	-	-
Payable semi-annually through 2002	LIBOR+0.5%	Floating	13,794	41,391	-	-
Payable semi-annually through 2004	2.45%	Floating	160,506	168,572	-	-
Payable annually through 2004	Interest free	-	24,155	-	-	-

31. Details of bank loans *(continued)*

Repayment terms and last payment date	Interest rate at 31 December 2001	Interest type	The Group 2001 RMB'000	The Group 2000 RMB'000	The Company 2001 RMB'000	The Company 2000 RMB'000
Arranged by subsidiaries (continued):						
Japanese Yen denominated:						
Payable semi-annually through 2004	5.6%-5.65%	Fixed	**87,489**	137,934	**-**	-
Renminbi denominated:						
Payable semi-annually through 2003	Interest free	-	**59,110**	88,310	**-**	-
Payable semi-annually through 2004	6.21%	Floating	**136,300**	238,600	**-**	-
Payable semi-annually from 2003 through 2004	7.13%	Floating	**45,000**	-	**-**	-
Payable annually through 2004	Interest free	-	**381,855**	527,910	**-**	-
Payable annually from 2001 through 2005	Interest free	-	**29,600**	37,000	**-**	-
Due in 2002	4.95%	Floating	**15,000**	15,000	**-**	-
Due in 2003	6.24%-7.13%	Floating	**65,000**	50,000	**-**	-
Due in 2004	6.24%	Floating	**40,000**	-	**-**	-
Total long-term bank loans outstanding			**4,540,288**	2,757,521	**3,482,479**	1,370,023
Less: Amounts due within one year (Note 21)			**(1,076,541)**	(893,745)	**(731,502)**	(494,547)
Amounts due after one year (Note 21)			**3,463,747**	1,863,776	**2,750,977**	875,476

Note: (a) Guaranteed by China Petrochemical Corporation

Short term bank loans are unsecured loans without guarantee and payable in full when due. The weighted average short term interest rates for the Group and the Company were 5.85% (2000: 5.81%) at 31 December 2001.

32. Segment reporting

Segment information is presented in respect of the Group's business segments. The format of which is based on the Group's management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The Group evaluates performance based on operating profits before income tax and non-operating income and expenses. Certain administrative expenses are allocated based on the percentage of sales.

Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by Group policy.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one period.

The Group principally operates in four operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. All of the Group's products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i) The synthetic fibres segment produces primarily polyester and acrylic fibres primarily used in the textile and apparel industries.

(ii) The resins and plastics segment produces primarily polyester chips, low density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used in the processing of polyester fibres and construction coating materials and containers. Low density polyethylene resins and plastics are used in cable jacketing, sheeting, the manufacture of moulded products, such as housewares and toys and for agricultural and packaging uses. Polypropylene resins are used in the manufacturing of extruded films or sheets and injection moulded products such as housewares, toys and household electric appliance and automobile parts.

(iii) The intermediate petrochemicals segment primarily produces ethylene and benzene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

32. Segment reporting *(continued)*

(iv) The Group's petroleum products segment has crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group's downstream processing facilities. Residual oil and low octane gasoline fuels are produced primarily as a co-product of the crude oil distillation process. A proportion of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of other transportation, industrial and household heating fuels, such as diesel oils, jet fuels, heavy oils and liquefied petroleum gases.

(v) All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include trading, consumer products and services and a variety of other commercial activities, which are not allocated to the above four operating segments.

Reportable information on the Group's operating segments is as follows:

Turnover

	2001 **RMB'000**	2000 RMB'000
Manufactured Products		
Synthetic Fibres		
External sales	**3,233,010**	3,632,531
Intersegment sales	**1,358**	21,102
Total	**3,234,368**	3,653,633
Resins and Plastics		
External sales	**5,666,218**	6,037,177
Intersegment sales	**26,941**	25,401
Total	**5,693,159**	6,062,578
Intermediate Petrochemicals		
External sales	**2,123,670**	2,250,792
Intersegment sales	**4,584,642**	4,920,795
Total	**6,708,312**	7,171,587
Petroleum Products		
External sales	**8,225,905**	7,884,270
Intersegment sales	**544,370**	582,112
Total	**8,770,275**	8,466,382

32. Segment reporting *(continued)*

Turnover *(continued)*

	2001 RMB'000	2000 RMB'000
All others		
External sales	948,593	1,472,498
Intersegment sales	1,346,082	1,382,080
Total	2,294,675	2,854,578
Eliminations of intersegment sales	(6,503,393)	(6,931,490)
Consolidated turnover	20,197,396	21,277,268

External sales include sales to other Sinopec Corp group companies.

Profit before tax

	2001 RMB'000	2000 RMB'000
Profit from operations		
Synthetic fibres	7,049	185,822
Resins and plastics	173,193	595,310
Intermediate petrochemicals	51,009	193,995
Petroleum products	100,543	359,398
All others	62,391	82,797
Consolidated profit from operations	394,185	1,417,322
Share of loss of associates		
All others	(20,630)	(64,491)
Consolidated share of loss of associates	(20,630)	(64,491)
Net financing costs	(227,758)	(272,186)
Consolidated profit before tax	145,797	1,080,645

32. Segment reporting *(continued)*

Assets	2001 RMB'000	2000 RMB'000
Segment assets		
Synthetic fibres	2,516,642	2,602,411
Resins and plastics	4,538,142	4,451,986
Intermediate petrochemicals	5,381,794	5,667,679
Petroleum products	6,960,936	4,212,829
All others	1,974,865	1,943,444
Total segment assets	21,372,379	18,878,349
Interests in associates		
All others	178,990	126,410
Consolidated interests in associates	178,990	126,410
Unallocated	2,896,084	2,696,551
Consolidated assets	24,447,453	21,701,310

Liabilities	2001 RMB'000	2000 RMB'000
Segment liabilities		
Synthetic fibres	455,129	438,978
Resins and plastics	857,181	766,506
Intermediate petrochemicals	350,882	305,516
Petroleum products	1,425,408	1,041,903
All others	156,370	198,389
Total segment liabilities	3,244,970	2,751,292
Unallocated	7,659,002	5,168,131
Consolidated liabilities	10,903,972	7,919,423

32. Segment reporting *(continued)*

Depreciation

	2001 RMB'000	2000 RMB'000
Synthetic fibres	**183,969**	200,826
Resins and plastics	**309,853**	342,152
Intermediate petrochemicals	**445,212**	489,348
Petroleum products	**270,013**	318,286
All others	**150,595**	164,098
Consolidated depreciation	**1,359,642**	1,514,710

Expenditures for segment long-lived assets

	2001 RMB'000	2000 RMB'000
Synthetic fibres	**470,090**	174,690
Resins and plastics	**882,146**	353,272
Intermediate petrochemicals	**1,134,557**	553,567
Petroleum products	**1,483,291**	363,068
All others	**388,092**	128,326
Consolidated expenditures for segment long-lived assets	**4,358,176**	1,572,923

33. Financial instruments

Financial assets of the Company and the Group include cash and cash equivalents, deposits with banks, investments, trade debtors, bills receivable, deposits, other debtors and amounts due from parent company and fellow subsidiaries. Financial liabilities of the Company and the Group include bank loans, trade creditors, other creditors and amounts due to parent company and fellow subsidiaries. The Group does not hold or issue financial instruments for trading purposes. The Group had no positions in derivative contracts at 31 December 2001 and 2000.

(a) Interest rate risk

The interest rates and terms of repayment of loans of the Company and the Group are disclosed in note 31.

(b) Credit risk

The Group's financial instruments do not represent a concentration of credit risk because the Group deals with a variety of major financial institutions with good credit ratings, and its trade debtors are spread among a number of major industries and customers.

33. Financial instruments *(continued)*

(c) Foreign currency risk

The Group has foreign currency risk as certain loans and cash and cash equivalents are denominated in foreign currencies, principally U.S. dollars and Hong Kong dollars. Depreciation or appreciation of Renminbi against foreign currencies will affect the Group's financial position and results of operations.

(d) Fair value

The following table presents the carrying amounts and fair values of the Group's long term bank loans at 31 December 2000 and 2001.

	2001		2000	
	Carrying amount RMB'000	**Fair value RMB'000**	Carrying amount RMB'000	Fair value RMB'000
Liabilities:				
Long term bank loans	**4,540,288**	**4,551,090**	2,757,521	2,725,310

Long term bank loans - the fair values are estimated based on applying a discounted cash flow using current market interest rates for similar financial instruments.

Investments are unquoted interests, primarily equity interests in joint ventures. There is no quoted market price for such interest and securities in the PRC, and accordingly a reasonable estimate of fair value could not be made without incurring excessive costs. Further details pertinent to the valuation of these interests are disclosed in note 16.

The fair values of cash, trade debtors, bills receivable, deposits, other debtors, trade creditors, other creditors and amounts due from/to parent company and fellow subsidiaries are not materially different from their carrying amounts.

Time deposits and short term bank loans - the carrying value is estimated to approximate fair value based on the nature or short-term maturity of these instruments.

Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

34. Parent companies

The Directors consider the immediate parent company and the ultimate parent company at 31 December 2001 to be China Petroleum & Chemical Corporation and China Petrochemical Corporation, respectively, which are incorporated in the PRC.


KPMG

Huazhen

To the shareholders of Sinopec Shanghai Petrochemical Company Limited:

We accepted the appointment and have audited the Company's consolidated balance sheet and balance sheet at 31 December 2001, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an audit opinion on these financial statements based on our audit. We have conducted our audit in accordance with "Independent Auditing Standards for Chinese Certified Public Accountants" issued by the Ministry of Finance ("MOF") of the People's Republic of China ("PRC"). In the course of our audit, we considered the circumstances of the Company and its subsidiaries, and carried out such audit procedures, including an examination of the accounting records on a test basis, as we deemed necessary.

In our opinion, the above-mentioned financial statements comply with the relevant requirements of "Accounting Standards for Business Enterprises" and "Accounting Regulations for Business Enterprises" issued by the MOF of the PRC and present fairly, in all material respects, the Company's consolidated financial position and financial position of the Company at 31 December 2001, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the year then ended, and the accounting policies have been consistently applied.

KPMG Huazhen

Certified Public Accountants
Registered in the People's Republic of China

Unit 1608, Level 16,
China World Tower 2
China World Trade Centre
No.1, Jian Guo Men Wai Avenue
Beijing, the People's Republic of China
Post code:100004

Luo Zheng
Jin Naiwen
29 March 2002

Consolidated Balance Sheet

As at 31 December 2001
(Prepared under PRC Accounting Rules and Regulations)

	Note	2001 RMB'000	2000 RMB'000
Assets			
Current assets			
Cash at bank and in hand	4	1,487,493	1,640,197
Bills receivable	5	351,376	393,792
Interest receivable		308	498
Trade debtors	6	566,220	634,771
Other debtors	7	906,787	773,347
Advance payments	8	163,836	211,622
Inventories	9	2,753,210	3,307,759
Total current assets		6,229,230	6,961,986
Long-term investments			
Long-term equity investments	10	1,527,096	1,146,155
Fixed assets			
Fixed assets at cost	11(a)	24,364,455	22,169,044
Less: Accumulated depreciation	11(a)	(11,672,092)	(10,397,286)
Fixed assets net book value	11(a)	12,692,363	11,771,758
Construction materials	12	36,106	98,922
Construction in progress	13	4,276,591	2,107,357
Total fixed assets		17,005,060	13,978,037
Deferred tax assets	14(c)	8,796	13,479
Total assets		24,770,182	22,099,657

The notes to the financial statements form part of these financial statements.

Consolidated Balance Sheet (continued)

	Note	2001 RMB'000	2000 RMB'000
Liabilities and shareholders' equity			
Current liabilities			
Short-term loans	15	3,029,500	2,306,500
Bills payable	16	1,298,941	569,414
Trade creditors	16	760,703	1,181,462
Receipts in advance	16	176,492	154,780
Wages payable		38,926	82,561
Staff welfare payable		78,479	75,917
Dividends payable	17	-	432,000
Taxes payable	14(b)	89,779	169,880
Other creditors		7,052	10,319
Other payables	16	743,516	482,644
Accrued expenses		7,108	14,892
Current portion of long-term loans	18	1,076,541	893,745
Total current liabilities		7,307,037	6,374,114
Long-term liabilities			
Long-term loans	18	3,463,747	1,863,776
Housing revolving fund		-	(316,147)
Other long-term liabilities	19	69,105	80,623
Total long-term liabilities		3,532,852	1,628,252
Total liabilities		10,839,889	8,002,366
Minority interests		357,798	280,253
Shareholders' equity			
Share capital	20	7,200,000	7,200,000
Capital reserves	21	2,856,278	2,856,278
Surplus reserves	22	2,942,936	2,928,616
of which:			
Statutory public welfare fund		749,122	741,962
Undistributed profits		573,281	832,144
Total shareholders' equity		13,572,495	13,817,038
Total liabilities and shareholders' equity		24,770,182	22,099,657

Approved by the Board of Directors on 29 March 2002.

Lu Yiping
Director

Rong Guangdao
Director

The notes to the financial statements form part of these financial statements.

Balance Sheet

	Note	2001 RMB'000	2000 RMB'000
Assets			
Current assets			
Cash at bank and in hand	4	1,008,364	1,336,324
Bills receivable	5	287,791	368,324
Interest receivable		222	498
Trade debtors	6	521,566	579,838
Other debtors	7	666,200	661,264
Advance payments	8	112,675	159,304
Inventories	9	2,257,065	2,843,075
Total current assets		4,853,883	5,948,627
Long-term investments			
Long-term equity investments	10	2,529,214	1,909,050
Fixed assets			
Fixed assets at cost	11(b)	21,367,093	19,219,517
Less: Accumulated depreciation	11(b)	(10,647,225)	(9,582,120)
Fixed assets net book value	11(b)	10,719,868	9,637,397
Construction materials	12	36,106	98,922
Construction in progress	13	4,238,739	2,092,598
Total fixed assets		14,994,713	11,828,917
Deferred taxation	14(c)	8,796	13,479
Total assets		22,386,606	19,700,073

The notes to the financial statements form part of these financial statements.

	Note	2001 RMB'000	2000 RMB'000
Liabilities and shareholders' equity			
Current liabilities			
Short-term loans	15	2,643,000	2,081,500
Bills payable	16	1,298,785	561,167
Trade creditors	16	594,351	1,050,138
Receipts in advance	16	89,309	90,752
Wages payable		20,638	55,638
Staff welfare payable		41,417	28,845
Dividends payable	17	-	432,000
Taxes payable	14(b)	86,319	171,284
Other creditors		5,346	8,202
Other payables	16	549,513	344,406
Accrued expenses		2,954	5,227
Current portion of long-term liabilities	18	731,502	494,547
Total current liabilities		6,063,134	5,323,706
Long-term liabilities			
Long-term loans	18	2,750,977	875,476
Housing revolving fund		-	(316,147)
Total long-term liabilities		2,750,977	559,329
Total liabilities		8,814,111	5,883,035
Shareholders' equity			
Share capital	20	7,200,000	7,200,000
Capital reserves	21	2,856,278	2,856,278
Surplus reserves	22	2,942,936	2,928,616
of which:			
Statutory public welfare fund		749,122	741,962
Undistributed profits		573,281	832,144
Total shareholders' equity		13,572,495	13,817,038
Total liabilities and shareholders' equity		22,386,606	19,700,073

Approved by the Board of Directors on 29 March 2002.

Lu Yiping
Director

Rong Guangdao
Director

The notes to the financial statements form part of these financial statements.

Consolidated Income Statement and Profit Appropriation Statement

	Note	2001 RMB'000	2000 RMB'000
Income from principal operations	23	20,197,396	21,277,268
Less: Cost of sales		(17,841,620)	(17,939,691)
Business taxes and surcharges	24	(579,630)	(548,713)
Profit from principal operations		1,776,146	2,788,864
Add: Profit from other operations		66,939	63,705
Less: Selling expenses		(349,392)	(314,870)
Administrative expenses		(975,250)	(1,146,295)
Financial expenses	25	(280,046)	(272,186)
Income from operation		238,397	1,119,218
Add: Investment income/(losses)	26	13,953	(17,748)
Subsidy income		-	5,465
Non-operating income		45,052	26,077
Less: Non-operating expenses	27	(203,893)	(52,367)
Total profit		93,509	1,080,645
Income tax	14(a)	6,687	(153,415)
Profit after taxation		100,196	927,230
Minority interests		(28,592)	(23,298)
Net profit		71,604	903,932
Add: Undistributed profits at the beginning of the year as previously reported	2	832,144	540,998
Less: Write-off of Housing Revolving Fund	2	(316,147)	-
Undistributed profits at the beginning of the year (as restated)	2	515,997	540,998
Distributable profits		587,601	1,444,930
Less: Transfer to statutory surplus reserve	22	(7,160)	(90,393)
Transfer to statutory public welfare fund	22	(7,160)	(90,393)
Distributable profits to shareholders		573,281	1,264,144
Less: Appropriated ordinary dividend	28	-	(432,000)
Undistributed profits		573,281	832,144
Supplementary information			
Increase in profit arising from change in accounting estimate	29	118,320	-

The notes to financial statements accounts form part of these financial statements.

Income Statement and Profit Appropriation Statement

	Note	2001 RMB'000	2000 RMB'000
Income from principal operations	23	18,263,053	18,908,698
Less: Cost of sales		(16,283,409)	(16,016,936)
Business taxes and surcharges	24	(555,960)	(525,630)
Profit from principal operations		1,423,684	2,366,132
Add: Profit from other operations		53,871	57,409
Less: Selling expenses		(257,583)	(233,340)
Administrative expenses		(802,049)	(915,672)
Financial expenses	25	(247,453)	(224,837)
Income from operation		170,470	1,049,692
Add: Investment income	26	60,156	31,669
Subsidy income		-	5,465
Non-operating income		10,738	5,791
Less: Non-operating expenses	27	(183,559)	(40,514)
Total profit		57,805	1,052,103
Income tax	14(a)	13,799	(148,171)
Profit after taxation		71,604	903,932
Add: Undistributed profits at the beginning of the year as previously reported	2	832,144	540,998
Less: Write-off of Housing Revolving Fund	2	(316,147)	-
Undistributed profits at the beginning of the year (as restated)	2	515,997	540,998
Distributable profits		587,601	1,444,930
Less: Transfer to statutory surplus reserve	22	(7,160)	(90,393)
Transfer to statutory public welfare fund	22	(7,160)	(90,393)
Distributable profits to shareholders		573,281	1,264,144
Less: Appropriated ordinary dividend	28	-	(432,000)
Undistributed profits		573,281	832,144
Supplementary information			
Increase in profit arising from change in accounting estimate	29	118,320	-

The notes to the financial statements form part of these financial statements.

Consolidated Cash Flow Statement

	Note	2001 RMB'000
Cash flows from operating activities:		
Cash received from sale of goods and rendering of services		20,335,593
Refund of taxes and levies		3,835,578
Other cash received relating to operating activities		29,682
Sub-total of cash inflows		24,200,853
Cash paid for goods and services		(15,408,619)
Cash paid to and on behalf of employees		(1,535,818)
Taxes paid		(4,393,892)
Other cash paid relating to operating activities		(23,787)
Sub-total of cash outflows		(21,362,116)
Net cash flows from operating activities	(a)	2,838,737
Cash flows from investing activities:		
Cash received from disposal of investments		75,018
Cash received from investment income		41,632
Cash received from disposal of fixed assets, intangible assets and other long-term assets		8,339
Other cash received relating to investing activities		40,909
Sub-total of cash inflows		165,898
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(4,358,176)
Cash paid for purchase of investments		(455,638)
Other cash paid relating to investing activities		(40,815)
Sub-total of cash outflows		(4,854,629)
Net cash flows from investing activities		(4,688,731)

	Note	2001 RMB'000
Cash flows from financing activities:		
Proceeds from borrowings		5,726,169
Other cash received relating to financing activities		50,000
Sub-total of cash inflows		5,776,169
Repayment of borrowings		(3,206,184)
Cash paid for dividends, profit distribution and interest		(883,893)
Sub-total of cash outflows		(4,090,077)
Net cash flows from financing activities		1,686,092
Effect of foreign excharge rate changes		(1,617)
Net decrease in cash and cash equivalents	(b)	(165,519)

(a) Reconciliation of net profit to cash flows from operating activities

	2001 RMB'000
Net profit	71,604
Minority interests	28,592
Depreciation	1,359,642
Loss on disposal of fixed assets, intangible assets and other long-term assets	15,444
Financial expenses	289,662
Investment income	(13,953)
Decrease in inventories	554,549
Decrease in operating receivables	25,313
Increase in operating payables	544,605
Others	(36,721)
Net cash flows from operating activities	2,838,737

(b) Decrease in cash and cash equivalents

	2001 RMB'000
Cash at the end of the year	1,414,567
Less: Cash at the beginning of the year	(1,510,945)
Add: Cash equivalents at the end of the year	32,111
Less: Cash equivalents at the beginning of the year	(101,252)
Net decrease in cash and cash equivalents	(165,519)

Cash Flow Statement

	Note	2001 RMB'000
Cash flows from operating activities:		
Cash received from sale of goods and rendering of services		18,452,298
Refund of taxes and levies		3,052,274
Other cash received relating to operating activities		4,322
Sub-total of cash inflows		21,508,894
Cash paid for goods and services		(14,195,465)
Cash paid to and on behalf of employees		(1,094,158)
Taxes paid		(3,574,996)
Other cash paid relating to operating activities		(17,816)
Sub-total of cash outflows		(18,882,435)
Net cash flows from operating activities	(a)	2,626,459
Cash flows from investing activities:		
Cash received from disposal of investments		31,701
Cash received from investment income		22,180
Cash received from disposal of fixed assets, intangible assets and other long-term assets		4,810
Other cash received relating to investing activities		31,090
Sub-total of cash inflows		89,781
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(4,279,539)
Cash paid for purchase of investments		(585,889)
Other cash paid relating to investing activities		(20,815)
Sub-total of cash outflows		(4,886,243)
Net cash flows from investing activities		(4,796,462)

	Note	2001 RMB'000
Cash flows from financing activities:		
Proceeds from borrowings		5,236,169
Sub-total of cash inflows		**5,236,169**
Repayment of borrowings		(2,562,285)
Cash paid for dividends, profit distribution and interest		(823,039)
Sub-total of cash outflows		**(3,385,324)**
Net cash flows from financing activities		**1,850,845**
Effect of foreign exchange rate changes		**(1,617)**
Net decrease in cash and cash equivalents	(b)	**(320,775)**

(a) Reconciliation of net profit to cash flows from operating activities

	2001 RMB'000
Net profit	71,604
Depreciation	1,146,499
Loss on disposal of fixed assets, intangible assets and other long-term assets	14,038
Financial expenses	243,532
Investment income	(60,156)
Decrease in inventories	586,010
Decrease in operating receivables	180,498
Increase in operating payables	460,211
Others	(15,777)
Net cash flows from operating activities	2,626,459

(b) Decrease in cash and cash equivalents

	2001 RMB'000
Cash at the end of the year	955,438
Less: Cash at the beginning of the year	(1,207,072)
Add: Cash equivalents at the end of the year	32,111
Less: Cash equivalents at the beginning of the year	(101,252)
Net decrease in cash and cash equivalents	(320,775)

1. Background of the Company

Sinopec Shanghai Petrochemical Company Limited ("the Company"), formerly Shanghai Petrochemical Company Limited, was established in the People's Republic of China ("the PRC") on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of the Shanghai Petrochemical Complex ("SPC"), a State-owned enterprise. SPC was under the direct supervision of China Petrochemical Corporation ("CPC"), a ministry-level enterprise in the PRC responsible for administration and development of the petrochemical industry in the PRC.

CPC finished its reorganisation on February 25, 2000. After the reorganisation, China Petroleum & Chemical Corporation ("Sinopec Corp") was established. As a part of the reorganisation, CPC transferred its 4,000,000,000 of the Company's stated owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp. Sinopec Corp became the largest shareholder of the Company.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

The Company is a highly integrated petrochemical complex which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. Details of the Company's principal subsidiaries are set out in note 10(e) entitled "Long-term equity investments".

2. Change in accounting policy

Pursuant to the notices"Cai Qi [2000] No.295"and "Cai Kuai [2001] No.5" issued by Ministry of Finance ("MOF") on 6 September 2000 and 7 January 2001, respectively, the debit balance of Housing Revolving Fund at 31 December 2000 should be written-off against the undistributed profits brought forward in 2001. The shareholders'equity of the Group and the Company were reduced by RMB 316,147,000 accordingly. Apart from this change, the accounting policies adopted for these financial statements are consistent with those adopted in the 2000 annual financial statements.

The effect the above change in accounting policy on the undistributed profits is as follows:

	The Group and the Company
	RMB'000
Undistributed profits at 31 December 2000	832,144
Wite-off of debit balance of Housing Revolving Fund, net of the amount attributable to minority interests	(316,147)
Undistributed profits at 1 January 2001 (as restated)	515,997

3. Significant accounting policies

The significant accounting policies adopted in the preparation of the financial statements are by reference to the "Accounting Standards for Business Enterprises", and "Accounting Regulations for Business Enterprises".

(a) Accounting year

The accounting year of the Group is from 1 January to 31 December.

(b) Basis of consolidation

The Group prepared the consolidated financial statements according to Cai Kuai Zi [1995] No.11"Temporary regulations on consolidated financial statements" issued by the MOF.

The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries made up to 31 December each year. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govem the financial and operating policies of an entity so as to obtain benefits from its activties. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when such control effectively commences until the date that control effectively ceases.The effect of minority interests on equity and profit/ loss attributable to minority interests are separately shown in the consolidated financial statements.

Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries, but includes in the long-term equity investments.

The Company's costs of investments in equity-holding subsidiaries and its share of their net asset values on acquisition are eliminated on consolidation. The equity investment differences arising from such elimination are debited or credited, as appropriate, to "equity investment differences" under long-term equity investments and are amortised on a straight-line basis over the specified period.

(c) Basis of accounting and principle of valuation

The Group's financial statements are prepared on an accrual basis under the historical cost convention, unless otherwise stated.

3. Significant accounting policies *(continued)*

(d) Fixed assets and intangible assets

Fixed assets and construction in progress are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses. Valuation is carried out in accordance with the relevant rules and regulations in the PRC and fixed assets and construction in progress are adjusted to the revalued amounts accordingly.

All direct and indirect costs related to the purchase or construction of fixed assets, including interest charges and foreign exchange gains or losses on related borrowings during the construction period, are capitalised as construction in progress.

Construction in progress is transferred to fixed assets when the asset is substantially completed and ready for its intended use.

Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values.

The respective estimated useful lives, residual values and annual depreciation rates on fixed assets are as follows:

	Useful life	Residual value	Depreciation rate
Land and buildings	15 to 35 years	3%-5%	2.1%-6.7%
Plant, machinery, equipment and others (Note 29)	5 to 14 years	3%	5.4%-24.3%

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction.

Capitalisation of these costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(e) Deferred income

Deferred income is amortised to the income statement on a straight line basis over 10 years.

3. Significant accounting policies *(continued)*

(f) Long-term equity investments

The Group's investments in the associates and the Company's investments in subsidiaries, associates and the related investment income are accounted for in the long-term equity investment using the equity method. Equity investments difference is the difference between initial investment cost and the share of shareholders' funds of the investee companies, which is amortised on a straight-line basis and recognised in the investment income. The amortisation period is determined according to the investment period as stipulated in the relevant agreement or 10 years if not specified.

An associate is a company in which the Group holds, for long-term purposes, not less than 20% but not more than 50% of its equity interests and exercises significant influence in its management.

Long-term investments in entities in which the Group does not hold more than 20% of their equity interests or those in which the Group holds more than 20% of their equity interests but does not exercise significant influence in their management are stated at cost less provision for impairment losses. Provision for impairment losses is made when there is a permanent diminution in the value of investment.Investment income is recognised when an investee company declares cash dividend or distributes profit.

(g) Inventories

Inventories, other than spare parts and consumables, are carried at the lower of cost and net realisable value. Cost includes the cost of materials computed using the weighted average method and expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sales.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the wirte-down or loss occurs.

Spare parts and consumables are stated at cost less any provision for obsolescence.

(h) Translation of foreign currencies

The Group's accounting records are maintained in Renminbi. Transactions in foreign currencies are translated into Renminbi at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at rates quoted by the People's Bank of China at the balance sheet date. Foreign currency translation differences relating to funds borrowed to finance the construction of fixed assets to the extent that they are regarded as an adjustment to interest costs are capitalised during the construction period. All other exchange differences are dealt with in the income statement.

(i) Revenue recognition

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding the derivation of associated costs or the possible return of goods.

Revenue from the rendering of services is recognised upon performance of the services.

Interest income from bank deposits is accured on a time-apportioned basis on the outstanding principal and at the applieable rate.

3. Significant accounting policies *(continued)*

(j) Cash equivalents

Cash equivalents are short-term and highly liquid investments which are readily covertible into known amounts of cash and are subject to an insignificant risk of change in value, including time deposits with financial institutions with an initial term of less than three months.

(k) Provision for bad debt

Doubtful debts are accounted for based on allowance method which are estimated periodically. Trade accounts receivables showing signs of uncollectibility are idenitified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivables showing no sign of uncollectibility, allowance is made with rederence to the ageing analysis and management's estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful receivables.

(l) Repairs and maintenance expenses

Repairs and maintenance expenses, are charged to the income statement as and when they are incurred.

(m) Research and development costs

Research and development costs are charged to the income statement as and when they are incurred.

(n) Borrowing cost

Borrowing costs represent interest expenses and foreign exchange difference on loans. Borrowing costs are expensed in income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

3. Significant accounting policies *(continued)*

(o) Taxation

The principal taxes and the related rates are as follows:

(i) Income tax

Income tax is provided using the tax-effect accounting method. Income tax on the profit or loss for the year comprises current tax and deferred tax.

Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Pursuant to the relevant PRC tax regulations, the income tax rate applicable to the Company is 15% in 2001. The subsidiaries are subject to income tax pursuant to the relevant PRC tax regulations.

Name of subsidiaries	Applicable tax rate	Reasons for granting concession
Shanghai Jindong Petrochemical Industrial Company Limited	15%	Preferential tax rate at Pudong new District
Shanghai Golden-Phillips Petrochemical Company Limited	27%	A Sino-foreign Joint-equity manufacturing enterprise in old urban district

Deferred tax

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

3. Significant accounting policies *(continued)*

(o) Taxation *(continued)*

(i) Income tax (continued)

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(ii) Value-added tax ("VAT")

Pursuant to the relevant PRC tax regulations, the Group is subject to VAT which is levied on the majority of the Group's products at the rate of 17% on the invoiced value of sales ("output VAT"). Output VAT is borne by customers in addition to the invoiced value of sales. VAT paid by the Group on its purchases ("input VAT") is recoverable out of VAT collected from its customers on its sales.

(iii) Consumption tax

Pursuant to the relevant PRC tax regulations, the Group's sales of gasoline and diesel oil are subject to the consumption tax at a rate of RMB277.60 per tonne and RMB 117.60 per tonne respectively.

(p) Impairment loss

The carrying amounts of the Group's long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

The Group assesses at each balance sheet date whether there is any indication that impairment loss recognised for an asset in prior years may no longer exist. An impaiment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The reversal is recognised as income in the income statement.

(q) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(r) Retirement scheme costs

The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans. Further information is set out in Note 31.

3. Significant accounting policies *(continued)*

(s) Profit distribution

Profit distribution is made in accordance with the relevant rules and regulations set out in the Company Law of the PRC and the Articles of Association of the Company and its subsidiaries.

4. Cash at bank and in hand

Cash at bank and in hand as at 31 December is analysed as follows:

		The Group			The Company		
	2001 Exchange rate	Original currency '000	**2001 RMB'000**	2000 RMB'000	Original currency '000	**2001 RMB'000**	2000 RMB'000
Cash in hand							
Renminbi			**306**	407		**184**	212
Cash at bank							
Renminbi			**1,187,825**	1,151,881		**711,682**	848,203
Hong Kong Dollars	**1.0606**	19,032	**20,186**	19,275	19,032	**20,186**	19,275
United States Dollars	**8.2766**	5,375	**44,485**	51,332	5,075	**42,002**	51,332
Deutsche Marks	-	-	-	1,893	-	-	1,893
Swiss Francs	**4.9421**	129	**639**	648	129	**639**	648
Japanese Yen	**0.0630**	15,218	**959**	24	15,218	**959**	24
Euro	**7.3302**	3,945	**28,918**	28,548	3,945	**28,918**	28,548
Cash at bank and in hand			**1,283,318**	1,254,008		**804,570**	950,135
Deposits at related party (note 30(f))							
Renminbi			**204,175**	386,189		**203,794**	386,189
			1,487,493	1,640,197		**1,008,364**	1,336,324

Deposits at related party represent bank deposits placed at Sinopec Finance Company Limited. Deposits interest is calculated at market rate.

5. Bills receivable

Bills receivable are commercial and bank bills due in six months. As at 31 December 2001, there are no significant bills receivable at discount or pledged.

Except for the balances disclosed in note 30(e), there is no amount due from major shareholders who held more than 5% shareholding included in the balance of bills receivable.

6. Trade debtors

The Group

	2001				2000			
	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %
Within one year	506,319	84.39	1,131	0.22	577,861	87.54	2,714	0.47
Between one and two years	31,759	5.29	1,164	3.67	38,421	5.82	2,862	7.45
Between two and three years	19,294	3.22	6,180	32.03	10,456	1.58	1,453	13.90
Over three years	42,600	7.10	25,277	59.34	33,404	5.06	18,342	54.91
	599,972	100.00	33,752	5.63	660,142	100.00	25,371	3.84
Trade debtors,net	566,200				634,771			

The Company

	2001				2000			
	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %
Within one year	454,953	82.96	1,097	0.24	533,024	88.56	1,854	0.35
Between one and two years	23,293	4.25	1,107	4.75	19,852	3.30	1,863	9.38
Between two and three years	37,656	6.87	1,336	3.55	25,422	4.22	1,453	5.72
Over three years	32,489	5.92	23,285	71.67	23,575	3.92	16,865	71.54
	548,391	100.00	26,825	4.89	601,873	100.00	22,035	3.66
Trade debtors,net	521,566				579,838			

6. Trade debtors *(continued)*

The five largest other debtors at 31 December 2001 are shown below:

Name of entity	Reason for outstanding	Amount RMB'000	% of total trade debtors
China Petroleum & Chemical Corporation Shanghai Gaoqiao Branch	Not due for repayment	38,987	6.50
Jiangyin City Changshou Filter Tip Materials Company Limited	Not due for repayment	13,494	2.25
Jiangsu Provincial Textile Material Company	Not due for repayment	12,331	2.06
Jixiong(Zhangjiagang) Synthetic Fibre Company Limited	Not due for repayment	8,595	1.43
Guangdong Meiya Group Stock Company Limited	Not due for repayment	7,350	1.23

Except for balances disclosed in Note 30 (e), there is no amount due from major shareholders who held more than 5% shareholding included in the balance of trade debtors.

7. Other debtors

	The Group							
	2001				2000			
	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %
Within one year	651,167	71.52	-	-	408,446	52.73	-	-
Between one and two years	72,053	7.91	-	-	116,014	14.98	-	-
Between two and three years	68,235	7.49	16	0.02	121,135	15.64	-	-
Over three years	119,059	13.08	3,711	3.12	128,952	16.65	1,200	0.93
	910,514	100.00	3,727	0.41	774,547	100.00	1,200	0.15
Other debtors,net	906,787				773,347			

7. Other debtors *(continued)*

The Company

	2001				2000			
	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %
Within one year	444,629	66.62	-	-	322,802	48.73	-	-
Between one and two years	71,609	10.73	-	-	87,534	13.21	-	-
Between two and three years	43,961	6.59	-	-	127,354	19.22	-	-
Over three years	107,201	16.06	1,200	1.12	124,774	18.84	1,200	0.96
	667,400	100.00	1,200	0.18	662,464	100.00	1,200	0.18
Other debtors,net	666,200				661,264			

The five largest other debtors at 31 December 2001 are shown below:

Name of entity	Reason for outstanding	Amount RMB'000	% of total other debtors
Zhejiang Zhongzhe Real Estate Company	Expenses paid on behalf	88,536	9.72
Wanguo Real Estate Company	Deposits for purchase of property	47,326	5.20
Hangzhou Real Estate Comany	Expenses paid on behalf	46,500	5.11
Jinzhe Zhejiang Jiulong Petrochemical Company	Expenses paid on behalf	28,105	3.09
Golden Resources Petrochemical Company Limited	Expenses paid on behalf	18,297	2.01

There is no amount due from major shareholders who held more than 5% shareholding included in the balance of other debtors.

8. Advance payments

Advance payments are all within one year.

Except for the balances disclosed in Note 30(e),there is no amount due from major shareholders who held more than 5% shareholding included in the balance of advance payments.

9. Inventories

	The Group				The Company			
	2001		2000		2001		2000	
	Amount RMB'000	Provision for diminution in inventories RMB'000	Amount RMB'000	Provision for diminution in inventories RMB'000	Amount RMB'000	Provision for diminution in inventories RMB'000	Amount RMB'000	Provision for diminution in inventories RMB'000
Raw materials	753,083	-	1,190,308	-	634,571	-	1,108,163	-
Work in progress	890,518	-	892,904	-	794,553	-	794,866	-
Finished goods	581,197	8,612	652,862	1,637	326,686	2,072	412,565	1,637
Spare parts and consumables	551,723	14,699	591,402	18,080	515,805	12,478	543,627	14,509
Total	2,776,521	23,311	3,327,476	19,717	2,271,615	14,550	2,859,221	16,146
Inventories, net	2,753,210		3,307,759		2,257,065		2,843,075	

Provision for diminution in inventories is analysed as follows:

	The Group					The Company				
	2001		2000			2001		2000		
	Finished goods RMB'000	Spare parts and consumbles RMB'000	Finished goods RMB'000	Spare parts and consumbles RMB'000	Raw materials RMB'000	Finished goods RMB'000	Spare parts and consumbles RMB'000	Finished goods RMB'000	Spare parts and consumbles RMB'000	Raw materials RMB'000
At 1 January	1,637	18,080	8,459	29,083	7,329	1,637	14,509	8,459	29,083	7,329
Additions	6,975	-	-	6,220	-	435	-	-	2,649	-
Provision written back	-	(3,381)	(6,822)	(17,223)	(7,329)	-	(2,031)	(6,822)	(17,223)	(7,329)
At 31 December	8,612	14,699	1,637	18,080	-	2,072	12,478	1,637	14,509	-

10. Long-term equity investments

	The Group						
	Interests in associates (Note(a)) RMB'000	Equity investment differences (Note(b)) RMB'000	Interests in joint ventures (Note(c)) RMB'000	Interests in non-consolidated subsidiaries (Note(d)) RMB'000	Other unlisted investments RMB'000	Provision for impairment losses (Note(f)) RMB'000	Total RMB'000
Balance at 1 January 2001	126,410	53,075	433,050	215,777	325,706	(7,863)	1,146,155
Additions for the year	-	-	428,971	2,375	24,292	-	455,638
Reclassification	73,210	-	(73,210)	-	-	-	-
Share of profits less losses from investments accounted for under the equity method	(20,630)	-	-	-	-	-	(20,630)
Disposals for the year	-	-	(23,788)	(9,080)	(14,150)	-	(47,018)
Amortisation for the year	-	(10,144)	-	-	-	-	(10,144)
Change in provision	-	-	-	-	-	3,095	3,095
Balance at 31 December 2001	178,990	42,931	765,023	209,072	335,848	(4,768)	1,527,096

	The Company					
	Interests in associates (Note(a)) RMB'000	Equity investment differences (Note(b)) RMB'000	Interests in joint ventures (Note(c)) RMB'000	Interests in consolidated subsidiaries (Note(e)) RMB'000	Other unlisted investments RMB'000	Total RMB'000
Balance at 1 January 2001	126,410	53,075	250,000	1,311,840	167,725	1,909,050
Additions for the year	-	-	376,214	209,675	-	585,889
Share of profits less losses from investments accounted for under the equity method	(39,463)	-	-	87,583	-	48,120
Disposals for the year	-	-	-	-	(3,701)	(3,701)
Amortisation for the year	-	(10,144)	-	-	-	(10,144)
Balance at 31 December 2001	86,947	42,931	626,214	1,609,098	164,024	2,529,214

10. Long-term equity investments *(continued)*

(a) The particulars of the associates, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at 31 December 2001 are as follows:

Company	Registered capital '000	Percentage of equity held by the Company %	Percentage of equity held by subsidiaries %	Principal activities
Shanghai Golden Conti Petrochemical Company Limited	US$35,640	48	-	Trading in petrochemical products
Shanghai Jinsen Hydrocarbon Resins Company Limited	US$14,695	40	-	Production of resins products
Shanghai Jinpu Plastics Packaging Material Company Limited	US$11,988	-	50	Production of polypropylene film
Zhejiang Jiulong Packaging Material Company Limited	RMB15,000	-	50	Trading in petrochemical products
Shanghai YaNan Electrical Appliances Company	RMB5,420	-	44	Trading of electrical appliances
SPC XinLian Entertainment Company	RMB11,000	-	36	Catering services
XinLian Special Sealings Company	RMB5,000	-	33	Production of special sealing material

(b) The difference between the Company's cost of investments in subsidiaries, and its share of their net asset values was treated as an "equity investment difference". The "equity investment difference" is amortised on a straight-line basis over 10 years. The remaining period of amortisation is 5 to 6 years.

(c) The Group's interests in joint ventures include an investment of RMB 560,000,000 representing a 38.26% equity interest in Shanghai Chemical Industry Park Development Company Limited ("SCIP"), and an investment of RMB66,214,000 representing a 20% equiry interest in Shanghai Secco Petrochemical Company Limited ("Secco"),both companies incorporated in the PRC. The principal activity of SCIP is the planning, development and to operate the Chemical Industry Park in Shanghai, PRC. The interest in SCIP is not equity accounted for as it is in the initial stage of constructing the Chemical Industry Park and has not commenced operation. At 31 December 2001, the Group had commitments of RMB347,770,000 in respect of outstanding capital contributions to SCIP. The principal activity of Secco is the production of ethylene and other petrochemical products. The interest in Secco is not equity accounted for as it is in the initial stage of constructing the production facilities and has not commenced operation. At 31 December 2001,the Group had commitments of RMB 1,430,176,000 in respect of outstanding capital contributions to Secco.

The Group's other interests in joint ventures include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or trading activities related to the Group's operations. The Group's share of results attributable to these interests during the year ended 31 December 2001 is not material in relation to the profit of the Group for the said period and therefore is not equity accounted for.

10. Long-term equity investments *(continued)*

(d) Interests in non-consolidated subsidiaries represent the Company's interest in these subsidiaries which do not principally affect the results or assets of the Group and, therefore, are not consolidated. These interests are accounted for under cost method.

(e) The particulars of subsidiaries, all of which are limited companies established and operating in the PRC which principally affected the results or assets of the Group, at 31 December 2001 are as follows:

Company	Registered capital '000	Percentage of equity held by the Company %	Percentage of equity held by subsidiaries %	Principal activities
Shanghai Petrochemical Investment Development Company Limited	RMB 650,000	100	-	Investment management
SPC Marketing Development Corporation	RMB 25,000	100	-	Trading in petrochemical products
China Jinshan Associated Trading Corporation	RMB 25,000	70	-	Import and export of petrochemical products and equipment
Shanghai Jinhua Industrial Company Limited	RMB 25,000	-	81.46	Trading in petrochemical products
Shanghai Jindong Petrochemical Industrial Company Limited	RMB 40,000	-	60	Trading in petrochemical products
Shanghai Jinyang Acrylic Fibre Plant	RMB 177,797	100	-	Production of acrylic fibre products
Zhejiang Jinzhe Petrochemical Associated Company Limited	RMB 40,000	-	53.4	Trading in petrochemical products
Shanghai Golden Way Petrochemical Company Limited	US$ 3,460	-	75	Production of vinyl acetate products
Shanghai Jinchang Engineering Plastics Company Limited	US$ 4,750	-	50.84	Production of polypropylene products
Shanghai Golden-Phillips Petrochemical Company Limited	US$ 50,000	-	60	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB 250,000	75	-	Production of acrylic fibre products
Shanghai Petrochemical Enterprise Development Company Limited	RMB 220,000	100	-	Investment mangement
Shanghai Petrochemlcal Jianghai Textiled Yarn Plant	RMB 3,000	-	100	Production of textiled yarn fibre products

None of these subsidiaries has issued any debt securities.

10. Long-term equity investments *(continued)*

(f) Provision for impairment losses are analysed as follows:

	The Group	
	2001 RMB'000	2000 RMB'000
Balance at 1 January	**7,863**	25,827
Provision for the year	**1,960**	-
Written back for the year	**(5,055)**	(17,964)
Balance at 31 December	**4,768**	7,863

At 31 December 2001,the Group and the Company did not have individually significant provision for impairment losses on long-term equity investments.

(g) Major investment changes

At 31 December 2001, details of principal equity investment changes of the Group are as follows:

Name of investee	Investment terms	Percentage of equity interest held by the Group	Balance at 1 January 2001 RMB'000	Addition for the year RMB'000	Share of profits/ (losses) accounted for under the equity method RMB'000	Dividends received RMB'000	Balance at 31 December 2001 RMB'000
Shanghai Chemical Industry Park Development Company Limited(i)	30 years	38%	250,000	310,000	-	-	560,000
Shanghai Secco Petrochemical Company Limited(i)	50 years	20%	-	66,000	-	-	66,000
Shanghai Jinpu Plastics Packaging Material Company Limited	30 years	50%	50,000	10,000	18,000	-	78,000
Shanghai Golden Conti Petrochemical Company Limited	30 years	48%	99,000	-	(28,000)	-	71,000
Hangzhou Real Estate Company	30 years	84%	64,000	-	-	-	64,000

No provision for impairment losses or equity investment difference was made for the long-term equity investments as set out above.

The above non-consolidated subsidiaries, which the Group has over 50% equity interest are not consolidated as their assets and results of operation have no significant effect on the Group.

(i) These companies are still under construction and have not commenced operation. Accordingly the Group did not account for the interest of these companies for the year ended 31 December 2001.

11. Fixed assets

(a) The Group

	Land and buildings RMB'000	Plant, machinery, equipment and other fixed assets RMB'000	Total RMB'000
Cost or valuation:			
At 1 January 2001	5,416,522	16,752,522	22,169,044
Additions	51,465	175,610	227,075
Transferred from construction in progress (Note 13)	78,738	1,998,217	2,076,955
Disposals	(5,153)	(103,466)	(108,619)
At 31 December 2001	5,541,572	18,822,883	24,364,455
Representing:			
Cost	3,823,758	12,164,813	15,988,571
Valuation - in 1993	1,717,814	6,658,070	8,375,884
	5,541,572	18,822,883	24,364,455
Accumulated depreciation:			
At 1 January 2001	2,140,307	8,256,979	10,397,286
Charge for the year	196,082	1,163,560	1,359,642
Written back on disposal	(3,559)	(81,277)	(84,836)
At 31 December 2001	2,332,830	9,339,262	11,672,092
Net book value:			
At 31 December 2001	3,208,742	9,483,621	12,692,363
At 31 December 2000	3,276,215	8,495,543	11,771,758

11. Fixed assets *(continued)*

(b) The Company

	Land and buildings RMB'000	Plant, machinery, equipment and other fixed assets RMB'000	Total RMB'000
Cost or valuation:			
At 1 January 2001	4,557,137	14,662,380	19,219,517
Additions	46,247	139,824	186,071
Transferred from construction in progress (Note 13)	76,303	1,985,444	2,061,747
Disposals	(4,510)	(95,732)	(100,242)
At 31 December 2001	4,675,177	16,691,916	21,367,093
Representing:			
Cost	2,957,363	10,033,846	12,991,209
Valuation - in 1993	1,717,814	6,658,070	8,375,884
	4,675,177	16,691,916	21,367,093
Accumulated depreciation:			
At 1 January 2001	2,000,039	7,582,081	9,582,120
Charge for the year	158,871	987,628	1,146,499
Written back on disposal	(3,146)	(78,248)	(81,394)
At 31 December 2001	2,155,764	8,491,461	10,647,225
Net book value:			
At 31 December 2001	2,519,413	8,200,455	10,719,868
At 31 December 2000	2,557,098	7,080,299	9,637,397

All of the Group's buildings are located in the PRC (including Hong Kong).

12. Construction materials

	The Group and the Company	
	2001	2000
	RMB'000	RMB'000
Equipment & accessories	36,106	98,922

13. Construction in progress

	The Group		The Company	
	2001 RMB'000	2000 RMB'000	2001 RMB'000	2000 RMB'000
Balance at 1 January	2,107,357	1,609,158	2,092,598	1,593,842
Additions	4,246,189	1,282,717	4,207,888	1,269,109
of which:				
Capitalised interest costs	115,088	20,048	114,420	20,035
	6,353,546	2,891,875	6,300,486	2,862,951
Transferred to fixed assets (Note 11)	(2,076,955)	(784,518)	(2,061,747)	(770,353)
Balance at 31 December	4,276,591	2,107,357	4,238,739	2,092,598

Construction in progress comprises costs incurred on property, plant and machinery not yet commissioned at 31 December 2001.

At 31 December 2001, the Group's principal construction in progress is as follows:

Project name	Budgeted amount RMB'000	Balance at 1 January 2001 RMB'000	Additions for the year RMB'000	Transferred to fixed assets RMB'000	Balance at 31 December 2001 RMB'000	Percentage of completion RMB'000	Source of funding	Interest capitalised for the year ended 31 December 2001 RMB'000
700,000 ton/year ethylene project	4,676,550	344,869	2,235,021	-	2,579,890	55%	Bank loans & self-financing	63,184
Thermal power plant Phase 2 expansion	810,060	126,542	425,403	-	551,945	68%	Bank loans & self-financing	11,155
Ethylene glycol unit Phase 2 renovation	188,435	43,530	115,895	-	159,425	85%	Bank loans & self-financing	4,339

Interest capitalised for the year ended 31 December 2001 is as follows:

	The Group RMB'000	The Company RMB'000
Balance at 1 January 2001	23,022	23,009
Additions	115,088	114,420
Transferred to fixed assets	(9,761)	(9,748)
Balance at 31 December 2001	128,349	127,681
Interest rate	5.85%-6.03%	5.85%-6.03%

14. Taxation

(a) Taxation in the income statement represents:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Provision for PRC income tax for the year	**7,948**	150,096	**836**	144,852
Deferred taxation	**4,683**	3,319	**4,683**	3,319
	12,631	153,415	**5,519**	148,171
Tax refund	**(19,318)**	-	**(19,318)**	-
	(6,687)	153,415	**(13,799)**	148,171

The charge for PRC income tax is calculated at the rate of 15% (2000: 15%) on the estimated assessable profits of the year determined in accordance with relevant income tax rules and regulations. The Group did not carry on business in overseas and Hong Kong and therefore no provision has been made for overseas and Hong Kong income tax.

Pursuant to the document "Cai Shui Zi (1999) No.290" issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company received an income tax refund of RMB 19,318,000 (2000: RMB Nil) during the year relating to the purchase of equipment produced in the PRC for technological improvements.

(b) Taxes payable in the balance sheets represents:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Income tax	**(39,423)**	356	**(39,704)**	6
VAT	**74,565**	116,522	**74,630**	121,265
Consumption tax	**33,846**	32,752	**33,846**	32,750
Business tax	**2,602**	2,214	**372**	201
Other taxes	**18,189**	18,036	**17,175**	17,062
	89,779	169,880	**86,319**	171,284

14. Taxation *(continued)*

(c) Deferred taxation

	The Group and the Company	
	2001	2000
	RMB'000	RMB'000
At 1 January	13,479	16,798
Reversal of deferred taxation arising from provision for inventories and bad debts	(4,683)	(3,319)
At 31 December	8,796	13,479

There is no significant deferred tax liability not provided for in the financial statements.

15. Short term loans

Short term bank loans are unsecured loans without guarantee and payable in full when due. The weighted average interest rate of short term loans of the Group was 5.85% (2000: 5.81%) at 31 December 2001.

16. Trade creditors, bills payable, receipts in advance and other payables

There are no material trade creditors, receipts in advance and other payables aged over 3 years.

Bills payable are mainly bank bills issued for the purchase of material, merchandises and products, generally due in 3 to 6 months.

Except for the balances disclosed in Note 30(e),there is no amount due to shareholders who held more than 5% shareholding included in the balance of trade creditors, bills payable, receipts in advance and other payables.

Ageing analysis of trade creditors is as follows:

	The Group			
	2001		2000	
	Amount	Proportion	Amount	Proportion
	RMB'000	%	RMB'000	%
Within three months	657,512	86.43	1,119,895	94.79
Between three and six months	73,754	9.70	35,619	3.01
Over six months	29,437	3.87	25,948	2.20
	760,703	100.00	1,181,462	100.00

16. Trade creditors, bills payable, receipts in advance and other payables *(continued)*

	The Company			
	2001		2000	
	Amount	Proportion	Amount	Proportion
	RMB'000	%	RMB'000	%
Within three months	524,442	88.24	1,021,525	97.28
Between three and six months	65,676	11.05	27,414	2.61
Over six months	4,233	0.71	1,199	0.11
	594,351	100.00	1,050,138	100.00

17. Dividend payable

	The Group and the Company	
	2001	2000
	RMB'000	RMB'000
Final dividend proposed of RMB Nil per share (2000: RMB 0.06)	-	432,000

18. Long term loans

	The Group		The Company	
	2001	2000	2001	2000
	RMB'000	RMB'000	RMB'000	RMB'000
After five years	33,503	41,510	33,503	41,510
Between three and five years	1,389,954	321,623	1,382,554	48,774
Between two and three years	1,302,002	439,911	975,664	69,579
Between one and two years	738,288	1,060,732	359,256	715,613
	3,463,747	1,863,776	2,750,977	875,476
Within one year:				
Current portion of long term loans	1,076,541	893,745	731,502	494,547
	4,540,288	2,757,521	3,482,479	1,370,023

18. Long term loans *(continued)*

Long term loans are analysed as follows:

Repayment terms and last payment date	Interest type	Interest rate at 31 December 2001	Original currency	2001 Exchange Rate	The Group 2001 RMB'000	The Group 2000 RMB'000	The Company 2001 RMB'000	The Company 2000 RMB'000
Arranged by Central Treasury of the Company:								
U.S. Dollar denominated:								
Payable semi-annually through 2001	Floating	LIBOR+0.7%	-	8.2766	-	16,556	-	16,556
Payable semi-annually through 2002	Fixed	6.20%	6,000	8.2766	49,660	149,006	49,660	149,006
Payable semi-annually from 2001 through 2003	Floating	LIBOR+0.6%	13,098	8.2766	108,407	180,711	108,407	180,711
Payable semi-annually through 2004(Note(a))	Fixed	7.10%	6,526	8.2766	54,009	72,025	54,009	72,025
Payable semi-annually through 2008(Note(a))	Fixed	1.50%	11,700	8.2766	96,836	111,754	96,836	111,754
Payable semi-annually through 2015(Note(a))	Floating	LIBOR+0.5%	2,181	8.2766	18,054	6,681	18,054	6,681
Due in 2004	Floating	LIBOR+0.5%	5,000	8.2766	41,383	-	41,383	-
Renminbi denominated:								
Due in 2001	Floating	5.94%-6.03%			-	180,000	-	180,000
Due in 2002	Floating	5.94%-6.03%			395,000	395,000	395,000	395,000
Due in 2003	Floating	5.94%			288,840	-	288,840	-
Due in 2004	Floating	5.94%			900,000	-	900,000	-
Due in 2005	Floating	6.03%			350,000	-	350,000	-
Due in 2006	Floating	6.03%			1,000,000	-	1,000,000	-
Other loans due in 2002	-	Interest free			15,000	15,000	15,000	15,000
Arranged by individual plants of the Company:								
Due in 2001	Floating	6.03%-7.65%			-	78,000	-	78,000
Due in 2002	Floating	5.85%-6.03%			165,290	165,290	165,290	165,290
Arranged by subsidiaries:								
U.S.Dollar denominated:								
Due in 2001	Floating	LIBOR+1.12%	-	8.2766	-	82,781	-	-
Payable semi-annually through 2002	Floating	LIBOR+0.5%	1,667	8.2766	13,794	41,391	-	-
Payable semi-annually through 2004	Floating	2.45%	19,391	8.2766	160,506	168,572	-	-
Payable annually through 2004	-	Interest free	2,919	8.2766	24,155	-	-	-

18. Long term loans *(continued)*

Repayment terms and last payment date	Interest type	Interest rate at 31 December 2001	Original currency	2001 Exchange Rate	The Group 2001 RMB'000	The Group 2000 RMB'000	The Company 2001 RMB'000	The Company 2000 RMB'000
Arranged by subsidiaries (continued):								
Japanese Yen denominated:								
Payable semi-annually through 2004	Fixed	5.6%-5.65%	1,388,598	0.0630	87,489	137,934	-	-
Renminbi denominated:								
Payable semi-annually through 2003	-	Interest free			59,110	88,310	-	-
Payable semi-annually through 2004	Floating	6.21%			136,300	238,600	-	-
Payable semi-annually from 2003 through 2004	Floating	7.13%			45,000	-	-	-
Payable annually through 2004	-	Interest free			381,855	527,910	-	-
Payable annually from 2001 through 2005	-	Interest free			29,600	37,000	-	-
Due in 2002	Floating	4.95%			15,000	15,000	-	-
Due in 2003	Floating	6.24%-7.13%			65,000	50,000	-	-
Due in 2004	Floating	6.24%			40,000	-	-	-
Total long-term bank loans outstanding					4,540,288	2,757,521	3,482,479	1,370,023
Less: Amounts due within one year					(1,076,541)	(893,745)	(731,502)	(494,547)
Amounts due after one year					3,463,747	1,863,776	2,750,977	875,476

Note: (a) Guaranteed by China Petrochemical Corporation

Except for loans indicated as guaranteed, all loans are unsecured loans withont guarantee.

19. Other long term liabilities

Deferred income

	The Group	
	2001	2000
	RMB'000	RMB'000
Cost:		
At 1 January and at 31 December	**115,177**	115,177
Accumulated amortisation:		
At 1 January	**34,554**	23,036
Amortisation for the year	**11,518**	11,518
At 31 December	**46,072**	34,554
Net book value:		
At 31 December	**69,105**	80,623

In 1998, the Group obtained the assets, liabilities and employees of certain businesses and various other net assets from the community of Jinshanwei without monetary consideration. The value of net assets obtained amounted to RMB 115,177,000 and was recorded as deferred income in the consolidated financial statements.

20. Share capital

	The Group and the Company	
	2001 RMB'000	2000 RMB'000
Registered capital:		
4,870,000,000 A shares of RMB 1 each	**4,870,000**	4,870,000
2,330,000,000 H shares of RMB 1 each	**2,330,000**	2,330,000
	7,200,000	7,200,000
Issued and paid up capital		
Shares not in trade:		
4,150,000,000 A shares of RMB 1 each		
of which:		
Domestic legal persons owned shares	**4,150,000**	4,150,000
Total shares not in trade	**4,150,000**	4,150,000
Shares in trade:		
720,000,000 A shares of RMB 1 each		
2,330,000,000 H shares of RMB 1 each		
of which:		
RMB ordinary A shares listed in the PRC	**720,000**	720,000
Foreign investment H shares listed overseas	**2,330,000**	2,330,000
Total shares in trade	**3,050,000**	3,050,000
Total share capital	**7,200,000**	7,200,000

All the A and H shares rank pari passu in all respects.

21. Capital reserves

	The Group and the Company	
	2001	2000
	RMB'000	RMB'000
Balance at 1 January	**2,856,278**	2,469,908
Government grants	**-**	386,370
Balance at 31 December	**2,856,278**	2,856,278

Balance of capital reserves at 31 December is represented by:

	Note	The Group and the Company	
		2001	2000
		RMB'000	RMB'000
Share premium		**2,420,841**	2,420,841
Safety fund	(a)	**4,180**	4,180
Valuation surplus	(b)	**44,887**	44,887
Government grants	(c)	**386,370**	386,370
		2,856,278	2,856,278

(a) The safety fund represents gifts or grants received from China Petrochemical Corporation for enhancement of production safety.

(b) Valuation surplus represents the excess of fair value over the carrying value of assets given up in part exchange for investments.

(c) Government grants represent grants received for the purchase of equipment used for technology improvements.

22. Surplus reserves

	Note	The Group and the Company				
		Statutory surplus reserve	**Statutory public welfare fund**	**General surplus reserve**	**Discretionary surplus reserve**	**Total**
		RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at 1 January 2000		733,658	651,569	82,089	1,280,514	2,747,830
Transferred from the income statement	(a)	90,393	90,393	-	-	180,786
Balance at 1 January 2001		824,051	741,962	82,089	1,280,514	2,928,616
Transferred from the income statement		7,160	7,160	-	-	14,320
Balance at 31 December 2001	(a)	831,211	749,122	82,089	1,280,514	2,942,936

22. Surplus reserves *(continued)*

(a) Appropriation of profit was made in accordance with the relevant rules and regulations of the Company Law and the Articles of Association of the Company.

23. Income from principal operations

The Group's principal activity is the processing of crude oil into petrochemical products for sale and substantially all of its products are sold in the PRC domestic markets.

Income from principal operations represents the invoiced value of goods sold to customers, net of VAT.

The five largest customers in 2001 are shown below:

Name of entity	Amount RMB'000	Proportion
Sinopec Huadong Sales Company	6,700,491	33.2%
Shanghai Chlor-Alkali Chemical Company Limited	448,002	2.2%
China Petroleum & Chemical Corporation Shanghai Gaoqiao Branch	426,727	2.1%
China International United Petroleum & Chemicals Co.,Ltd	306,880	1.5%
Shanghai LPG Office	152,489	0.8%

24. Business taxes and surcharges

	The Group		The Company	
	2001 RMB'000	2000 RMB'000	**2001 RMB'000**	2000 RMB'000
Consumption tax	**433,244**	403,334	**433,244**	403,334
City construction tax	**102,470**	104,458	**85,901**	85,607
Education surcharge	**43,916**	40,921	**36,815**	36,689
	579,630	548,713	**555,960**	525,630

25. Financial expenses

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Interest expenses	**330,381**	355,469	**274,346**	277,687
Less: Interest income	**(40,719)**	(71,922)	**(30,814)**	(57,341)
Exchange loss	**7,988**	5,503	**4,132**	4,491
Less: Exchange gain	**(17,604)**	(16,864)	**(211)**	-
	280,046	272,186	**247,453**	224,837

26. Investment income/(losses)

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Cost method	**44,727**	56,887	**22,180**	20,439
Share of profit of subsidiaries	**-**	-	**87,583**	85,865
Share of loss of associates	**(20,630)**	(64,491)	**(39,463)**	(64,491)
Amortisation of equity investment differences	**(10,144)**	(10,144)	**(10,144)**	(10,144)
	13,953	(17,748)	**60,156**	31,669

27. Non-operating expenses

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Employee reduction expenses	**171,033**	-	**154,148**	-
Loss on disposal of fixed assets	**15,444**	16,548	**14,038**	15,650
Donations	**1,425**	15,126	**1,425**	15,126
Other expenses	**15,991**	20,693	**13,948**	9,738
	203,893	52,367	**183,559**	40,514

In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 171,033,000 (2000:RMB Nil) during the year ended 31 December 2001 in respect of the voluntary resignation of approximately 1,500 employees.

28. Appropriated ordinary dividend

Pursuant to a resolution passed at the Directors' meeting held on 29 Mach 2002, a final dividend of RMB Nil (2000: RMB 0.06 per share totalling RMB 432,000,000) was proposed for shareholders' approval at the Annual General Meeting.

29. Change in accounting estimate

During the year ended 31 December 2001, the Group performed an extensive review of the useful lives of certain plant, machinery, equipment and others. Based on the results, the Group has accordingly revised its estimate of the useful lives of plant, machinery, equipment and others from between 5 and 13 years to between 5 and 14 years with effect from 1 January 2001. These changes were made, after taking account of commercial and technological obsolescence as well as normal wear and tear to better reflect the estimated periods during which such assets well remain in service. The change had the effect of decreasing depreciation expense by RMB 118,320,000 and increasing profit after taxation by RMB 100,572,000 (RMB 0.014 per share) for the year ended 31 December 2001.

30. Related parties and related party transactions

(a) Company having the ability to exercise significant influence over the Group

Name of Company	:	China Petroleum & Chemical Corporation ("Sinopec Corp")
Registered Address	:	No. 6, Hui Xin Dong Jie Jia, Chao Yang Qu, Beijing
Scope of operations	:	Oil and gas operations consisting of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations including the manufacturing and marketing of a wide range of chemicals for industrial uses.
Relationship with the Company	:	The immediate parent company
Economic nature	:	Joint stock limited company
Authorised representative	:	Li Yizhong
Registered capital	:	RMB 86.7 billion (2000:RMB 83.9 billion)

As at 31 December 2001, Sinopec Corp held 4 billion shares of the Company.

(b) Other related parties

China Petrochemical Corporation (the ultimate parent company)
Sinopec Finance Company Limited (subsidiary of the ultimate parent company)
Sinopec Zhenhai Refining & Chemical Company Limited (subsidiary of the immediate parent company)
Sinopec Huadong Sales Company (subsidiary of the immediate parent company)

30. Related parties and related party transactions *(continued)*

(c) Most of the transactions undertaken by the Group during the year ended 31 December 2001 have been effected with such counterparties and on such terms as have been determined by Sinopec Corp and other relevant authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the year, the value of crude oil purchased in accordance with Sinopec Corp's allocation was as follow:

	2001	2000
	RMB'000	RMB'000
Purchases of crude oil	**10,499,582**	11,641,888

(d) Other transactions between the Group and the other related parties during the year were as follows:

	2001	2000
	RMB'000	RMB'000
Sales	**7,353,032**	7,317,930
Purchases	**318,725**	312,101
Repairing charges	**174,694**	102,476
Insurance expenses	**77,140**	73,506
Interest income	**1,673**	2,903
Research and development expenses	**-**	75,000

The sales and purchases transactions between the Group and the other related parties as disclosed in note (b) accounted for approximately 90% of transactions of the similar nature.

The Directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the non-executive Directors.

30. Related parties and related party transactions *(continued)*

(e) At 31 December, the Group's balances with related parties are as follow:

	Immediate Parent Company		Other related parties	
	2001	2000	2001	2000
	RMB'000	RMB'000	RMB'000	RMB'000
Bills receivable	11,111	7,871	-	-
Trade debtors	38,987	20,045	4,222	45,045
Advance payments	-	-	-	84,133
Bills payable	192,564	-	273,246	245,071
Trade creditors	38,936	12,291	462	555,800
Other payables	66,695	25,100	19,509	-

(f) Time deposits in related parties

	The Group		The Company	
	2001	2000	2001	2000
	RMB'000	RMB'000	RMB'000	RMB'000
Cash at bank and in hand	204,175	386,189	203,794	386,189

31. Retirement schemes

As stipulated by the relevant regulations, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22.5% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above. In addition, pursuant to a document "Lao Bu Fa (1995) No.464" dated 29 December 1995 issued by the Ministry of Labour of the PRC, the Company has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Company for five years or more may participate in this plan. The Company and participating employees make defined contributions to their pension savings account according to the plan. The assets of this plan are held separately from those of the Company in an independent fund administered by a committee consisting of representatives from the employees and the Company. In 2001, the Company's contribution to this plan amounted to RMB 25,741,000 (2000: RMB 26,516,000).

32. Capital commitments

In addition to commitments of outstanding capital contributions as disclosed in Note 10, further capital commitments outstanding at 31 December are as follows:

	The Group and the Company	
	2001	2000
	RMB'000	RMB'000
Contracted but not provided for	**4,631,866**	6,583,805
Authorised by the Board but not contracted for	**1,122,193**	1,159,875
	5,754,059	7,743,680

33. Contingent liabilities

At 31 December, contingent liabilities are as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Guarantees issued to banks in favour of:				
- subsidiaries	**-**	-	**1,164,637**	1,052,378
- associates	**315,830**	283,640	**315,830**	283,640
- joint ventures	**119,766**	100,700	**88,530**	100,700
- third parties	**-**	55,100	**-**	55,100
	435,596	439,440	**1,568,997**	1,491,818

Guarantees issued to banks in favour of subsidiaries, associates and joint ventures are given to the extent of the Company's respective interest in these entities.

34. Events after the balance sheet date

To the date of this report, the Group has no significant events after the balance sheet date that need to be disclosed.

35. Segment information

Segment information is presented in respect of the Group's business segments, the format of which is based on the Group's management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The Group evaluates performance based on operating profits before income tax and non-operating income and expenses. Certain administrative expenses are allocated based on the percentage of sales.

Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group policy.

The Group principally operates in four operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. All of the Group's products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i) The synthetic fibres segment produces primarily polyester and acrylic fibres primarily used in the textile and apparel industries.

(ii) The resins and plastics segment produces primarily polyester chips, low density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used in the processing of polyester fibres and construction coating materials and containers. Low density polyethylene resins and plastics are used in cable jacketing, sheeting, the manufacture of moulded products, such as housewares and toys and for agricultural and packaging uses. Polypropylene resins are used in the manufacturing of extruded films or sheets and injection moulded products such as housewares, toys and household electric appliance and automobile parts.

(iii) The intermediate petrochemicals segment primarily produces ethylene and benzene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iv) The Group's petroleum products segment has crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group's downstream processing facilities. Residual oil and low octane gasoline fuels are produced primarily as a co-product of the crude oil distillation process. A proportion of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of other transportation, industrial and household heating fuels, such as diesel oils, jet fuels, heavy oils and liquefied petroleum gases.

(v) All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include trading, consumer products and services and a variety of other commercial activites, which are not allocated to the above four operating segments.

35. Segment reporting *(continued)*

Income from principal operations

	2001 RMB'000	2000 RMB'000
Synthetic Fibres		
External sales	3,233,010	3,632,531
Intersegment sales	1,358	21,102
Sub-total	3,234,368	3,653,633
Resins and Plastics		
External sales	5,666,218	6,037,177
Intersegment sales	26,941	25,401
Sub-total	5,693,159	6,062,578
Intermediate Petrochemicals		
External sales	2,123,670	2,250,792
Intersegment sales	4,584,642	4,920,795
Sub-total	6,708,312	7,171,587
Petroleum Products		
External sales	8,225,905	7,884,270
Intersegment sales	544,370	582,112
Sub-total	8,770,275	8,466,382
All others		
External sales	948,593	1,472,498
Intersegment sales	1,346,082	1,382,080
Sub-total	2,294,675	2,854,578
Eliminations of intersegment sales	(6,503,393)	(6,931,490)
Total	20,197,396	21,277,268

35. Segment reporting *(continued)*

Cost of principal operations

	2001 RMB'000	2000 RMB'000
Synthetic Fibres	3,060,790	3,259,117
Resins and Plastics	4,929,875	4,979,435
Intermediate Petrochemicals	1,848,277	1,874,061
Petroleum Products	7,420,491	6,711,515
All others	582,187	1,115,563
Total	17,841,620	17,939,691

Gross profit of principal operations

	2001 RMB'000	2000 RMB'000
Synthetic Fibres	172,220	373,414
Resins and Plastics	736,343	1,057,742
Intermediate Petrochemicals	275,393	376,731
Petroleum Products	805,414	1,172,755
All others	366,406	356,935
Total	2,355,776	3,337,277

36. Comparative figures

Certain comparative figures in the financial statements have been reclassified to conform with the current year's presentation.

C. Differences between financial statements prepared under IAS and PRC Accounting Rules and Regulations

Other than the differences in classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group's financial statements prepared in accordance with IAS and PRC Accounting Rules and Regulations. The major differences are:

(i) Under IAS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. Under PRC Accounting Rules and Regulations, only borrowing costs on funds that are specially borrowed for construction are eligible for capitalisation as fixed assets. The deferred tax effect of the above is recognised in the IAS financial statements.

(ii) Under PRC Accounting Rules and Regulations, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve fund. Under IAS, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

(iii) Under IAS, the building use rights of staff dormitories are considered to be of no value and written off to the income statement once the employees have acquired the legal titles. Under PRC Accounting Rules and Regulations, the amount of such rights written off is to be carried forward in a Housing Revolving Fund pursuant to the notice "Cai Kuai Zi (1995) No. 14" issued by the Ministry of Finance on 3 March 1995. The deferred tax effects of the above were recognised in the IAS financial statements. In 2000, the Directors have evaluated the realisation of the deferred tax assets arising from loss on disposal of staff dormitories. The Directors considered it is uncertain that such loss will be deductible in the future and accordingly, the related deferred tax assets of RMB 47,422,000 have been written off. Pursuant to the notices "Cai Qi (2000) No. 295" and "Cai Kuai (2001) No. 5" issued by MOF on 6 September 2000 and 7 January 2001 respectively, the balance of Housing Revolving Fund as at 31 December 2000 was offset against the opening balance of retained earnings at 1 January 2001.

(iv) Under PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IAS, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(v) Under the PRC Accounting Rules and Regulations, dividends relating to an accounting period declared after the period end date are recognised as a liability in that accounting period. Under IAS, dividends are recognised as a liability at its declaration date.

Effects on the Group's profit attributable to shareholders and shareholders' equity of significant differences between IAS and PRC Accounting Rules and Regulations are summarised below:

	Note	Year ended 31 December 2001 RMB'000	2000 RMB'000
Profit attributable to shareholders under PRC Accounting Rules and Regulations		71,604	903,932
Adjustments:			
Capitalisation of borrowing costs	(i)	52,288	-
Deferred tax effect on capitalisation of borrowing costs	(i)	(7,843)	-
Deferred tax effect on building use rights of staff dormitories written off	(iii)	-	(47,422)
Profit attributable to shareholders under IAS*		116,049	856,510

	Note	As at 31 December 2001 RMB'000	2000 RMB'000
Shareholders' equity under PRC Accounting Rules and Regulations		13,572,495	13,817,038
Adjustments:			
Capitalisation of borrowing costs	(i)	52,288	-
Deferred tax effect	(i)	(7,843)	-
Valuation surplus	(ii)	(44,887)	(44,887)
Building use rights of staff dormitories written off	(iii)	-	(316,147)
Government grants	(iv)	(386,370)	(386,370)
Dividend declared post balance sheet date	(v)	-	432,000
Shareholders' equity under IAS*		13,185,683	13,501,634

* The above figures are extracted from the financial statements prepared in accordance with IAS which have been audited by KPMG.

Effects on the profit attributable to shareholders and on shareholders' equity of significant differences between IAS and accounting principles generally accepted in the United States of America ("U.S. GAAP") are summarised below:

	Note	Year ended 31 December 2001 US$'000	2001 RMB'000	2000 RMB'000
Profit attributable to shareholders under IAS		14,021	116,049	856,510
U.S. GAAP adjustments:				
Foreign exchange gains and losses	(a)	4,477	37,054	37,054
Capitalisation of property, plant and equipment	(b)	2,622	21,703	21,703
Depreciation charge on revalued property, plant and equipment	(c)	16,129	133,491	133,491
Capitalised interest on investment in associates	(d)	2,938	24,318	
Tax effect of the above adjustments		(3,925)	(32,485)	(28,837)
Profit attributable to shareholders under U.S. GAAP		36,262	300,130	1,019,921
Basic earnings per share under U.S. GAAP	(e)	US$ 0.005	RMB 0.042	RMB 0.142
Basic earnings per ADS under U.S. GAAP	(e)	US$ 0.504	RMB 4.168	RMB 14.166

	Note	As at 31 December 2001 US$'000	2001 RMB'000	2000 RMB'000
Shareholders' equity under IAS		1,593,128	13,185,683	13,501,634
U.S. GAAP adjustments:				
Foreign exchange gains and losses	(a)	(9,252)	(76,581)	(113,635)
Capitalisation of property, plant and equipment	(b)	(7,867)	(65,113)	(86,816)
Revaluation of property, plant and equipment	(c)	(72,114)	(596,861)	(730,352)
Capitalised interest on investment in associates	(d)	2,938	24,318	-
Tax effect of the above adjustments		12,944	107,136	139,621
Shareholders' equity under U.S. GAAP		1,519,777	12,578,582	12,710,452

The "Tax effect of the above adjustments" as at 31 December 2000 and 2001 and for the years then ended is based on the 15% tax rate applicable to the Company through 2001. The Company has not received notice from the Ministry of Finance that the 15% tax rate will continue to be applicable to the Company in 2002. As such, it is possible that the Company's tax rate will increase in 2002.

Notes:

(a) Foreign exchange gains and losses

Foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the years ended 31 December 2000 and 2001, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. In 2000 and 2001, the U.S. GAAP adjustments represent the effect of amortisation of amounts previously capitalised.

(b) Capitalisation of property, plant and equipment

In years prior of those presented herein, certain adjustments arose between IAS and U.S. GAAP with regard to the capitalisation of interest and pre-production results under IAS, that were reversed and expensed under U.S. GAAP. For the years presented herein, no adjustments related to the capitalisation of construction costs, including capitalised interest, are necessary. Accordingly, the U.S. GAAP adjustments for 2000 and 2001 represent the amortisation effect of such originating adjustments described above.

(c) Revaluation of property, plant and equipment

In connection with the June 1993 restructuring, the net assets of the Company were revalued to reflect current fair values. The revaluation surplus of RMB 1,152,027,000 has been taken up in the financial statements for the year ended 31 December 1993 reflecting the RMB 1,751,158,000 revaluation of property, plant and equipment, net of the related RMB 599,131,000 elimination of the deferred taxation assets. Additional depreciation charges have been taken in the years ended 31 December 2000 and 2001 on the revalued amount of RMB 1,751,158,000.

Under U.S. GAAP, property, plant and equipment are stated at cost. Accordingly, the revaluation surplus and the related depreciation on revalued property, plant and equipment are eliminated from the U.S. GAAP financial statements.

(d) Capitalised interest on investment in associates

Under IAS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence is planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(e) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders under U.S. GAAP of RMB 300,130,000 (2000: RMB 1,019,921,000) and the number of shares in issue during the year of 7,200,000,000 (2000: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

(f) Recently issued accounting standards

SFAS Nos. 141 and 142

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 will require that goodwill no longer be amortised, but instead tested for impairment at least annually. SFAS No. 142 will also require recognised intangible assets be amortised over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any recognised intangible asset determined to have an indefinite useful life will not be amortised, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite.

The provisions of SFAS Nos. 141 and 142 shall be applied for fiscal years beginning after 15 December 2001, to all goodwill and other intangible assets recognised in an entity's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognised assets were initially recognised, with the exception of the immediate requirement to use the purchase method of accounting for all future business combinations completed after 30 June 2001. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after 30 June 2001 will not be amortised and instead reviewed for impairment in accordance with APB No. 17 or SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", until the date SFAS No. 142 is applied in its entirety.

SFAS No. 141 will require the Group to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform to the new separation requirements at the date of adoption. Upon adoption of SFAS No. 142, the Group will be required to reassess the useful lives and residual values of all intangible assets and make any necessary amortisation period adjustments.

In connection with the transitional impairment evaluation, SFAS No. 142 will require the Group to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. The Company believes the adoption of these Statements is not expected to have a material impact on the consolidated financial statements.

(f) Recently issued accounting standards *(continued)*

SFAS No. 143

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Group to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Group also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group is required to adopt SFAS No. 143 on 1 January 2003. The Group has not determined the potential effects on the Group's consolidated financial statements upon adoption of this Statement.

SFAS No. 144

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes both SFAS No. 121, and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognising and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 141 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets".

The Group is required to adopt SFAS No. 144 no later than the fiscal year beginning after 15 December 2001. Management does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on the Group's consolidated financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of the Statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot determine the potential effects that adoption of SFAS No. 144 will have on the Group's consolidated financial statements.

(f) Recently issued accounting standards *(continued)*

SFAS No.133
In June 1998, FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No.133 requires companies to adopt its provisions for all fiscal quarters of all fiscal years beginning after 15 June 2000, as deferred by SFAS No. 137. Earlier application of all of the provisions of SFAS No. 133 is permitted, but the provisions cannot be applied retroactively to financial statements of prior periods. SFAS No. 133, as amended by SFAS No. 138, standardises the accounting for derivative instrument by requiring that an entity recognise those items as assets or liabilities in the balance sheet and measure at fair value. The adoption of SFAS No. 133 on 1 January 2001 did not have a material impact on the Group's consolidated financial statements. The Group does not hold nor has it entered into any derivative contracts for the period presented.

(g) United States dollar equivalents

For the convenience of the reader, amounts in Renminbi ("RMB") have been translated into United States dollars at the rate of US$1.000 = RMB 8.2766 being the average of the buying and selling rates quoted by the People's Bank of China on 31 December 2001. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

Registered Office

Sinopec Shanghai Petrochemical Company Limited
48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code: 200540 Tel: (8621)5794 3143
Fax: (8621)5794 0050 Telex: 33484 SPC CN
Website: www.spc.com.cn
E-mail: spc@spc.com.cn

Initial Registered Office:

The Company established on 29 June 1993, the legal address of the Company was Jinshanwei, Jinshan District, Shanghai, the People's Republic of China.

Chang of the Company's Name and Legal Address

After obtaining shareholders' approval at the 1999 annual general meeting of the Company and the relevant government approval in PRC, the Company changed its name to "Sinopec Shanghai Petrochemical Company Limited" and the legal address to "48 Jinyi Road, Jinshan District, Shanghai, the People's Republic of China" on 12 October 2000.

The Company did not change its name and legal address in 2001.

The registration number of industrial and commercial enterprises:

3100001002263

The tax registration number :

310045132212229

Stock Exchange Listings

A Shares: Shanghai Securities Exchange
Stock code: 600688

H Shares: The Stock Exchange of Hong Kong Limited
Stock code: 338

ADRs: New York Stock Exchange
Stock code: SHI
Ratio: 1 ADS=100 H Shares

Company Secretary

Zhang Jingming

Authorised Representatives

Lu Yiping
Rong Guangdao

Auditors

Domestic Auditors:
KPMG Huazhen
Certified Public Accountants
Unit 1608, Level 16, China World Tower 2
China World Trade Centre
No. 1, Jian Guo Men Wai Avenue, Beijing, PRC
Postal Code: 100004

International Auditors:
KPMG
Certified Public Accountants
8th Floor, Prince's Building, Central, Hong Kong

Solicitors

People's Republic of China:
Haiwen & Partners
Silver Tower
Suite 101b
2, Dong San Huan North Road
Chaoyang District, Beijing 100027, PRC

Hong Kong:
Freshfields Bruckhaus Deringer
11th Floor, Two Exchange Square
Central, Hong Kong

United States:
Coudert Brothers
39th Floor, Gloucester Tower
The Landmark
11 Pedder Street
Central, Hong Kong
and
Grace Building
1114 Avenue of the Americas
New York, NY 10036, USA

Principal Bankers

People's Construction Bank of China
Shanghai Branch, 79 Dianchi Road
Shanghai 200002, PRC

Industrial & Commercial Bank of China
Shanghai Branch, 23 Zhongshan Dongyi Road
Shanghai 200002, PRC

Registrars

HKSCC Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road Central, Hong Kong

Depositary

The Bank of New York
Investor Relations
P.O.Box 11258
Church Street Station
New York, NY 10286-1258

Toll Free Tel # for domestic callers:
1-888-BNY-ADRs

International Calls can call:
610-312-5315
E-mail:shareowner-svcs@bankofny.com
Websitcs:http://www.adrbny.com
or:http://www.stockbny.com

Publications

The Company's interim and annual reports are published in October and May respectively. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission before 30 June.

Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

People's Republic of China:
Sinopec Shanghai Petrochemical Company Limited
Secretary Office of the Board of Directors
48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code: 200540
Tel: (8621)5794 3143
Fax: (8621)5794 0050

Outside of PRC:
Rikes Communications Limited
(an affiliate of Edelman Public Relations Worldwide)
Rm 701, Wanchai Central Building
89 Lockhart Road
Wanchai
Hong Kong
Tel: (852)2520 2201
Fax: (852)2520 2241

IMPORTANT: The Directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report and confirm that there are no material omission, misrepresentation or material misleading statements in this report.

Sinopec Shanghai Petrochemical Company Limited

中國石化上海石油化工股份有限公司

(A joint stock limited company incorporated in the People s Republic of China)

Resolutions passed at 2001 Annual General Meeting

The Board of Directors of Sinopec Shanghai Petrochemical Company Limited ("the Company") is pleased to announce that the 2001 Annual General Meeting ("AGM") was held on 18th June 2002 at Jinshan District, Shanghai, the People s Republic of China (the "PRC"). The AGM was attended by members of the Company in person or by proxy holding approximately 4,615 million shares, representing approximately 64.09% of the Company s total share capital, which formed the quorum of the meeting in accordance with the relevant regulations stipulated by the Company s articles of association and the PRC Company Law and relevant regulations of the PRC. The Company s Chairman, Lu Yiping, presided over the meeting. After consideration by the attending shareholders, the following motions were passed as ordinary resolutions:

1. The report of the Directors for the year ended 31st December 2001 was adopted (4,394.21 million votes in favour, constituting 99.98% of the votes; 900,000 votes against, constituting 0.02 % of the votes; and 168.95 million abstentions);

2. The report of the Supervisory Committee for the year ended 31st December 2001 was adopted (4,444.77 million votes in favour, constituting 99.98 % of the votes; 870,000 votes against, constituting 0.02 % of the votes; and 168.95 million abstentions);

3. The Audited Statement of Accounts of the Company for the year ended 31st December 2001 was adopted (4,449.90 million votes in favour, constituting 99.98% of the vote; 910,000 votes against, constituting 0.02%; and 163.78 million abstentions);

4. The Profit Appropriation Plan of the Company for the year ended 31st December 2001 was approved (4,447.95 million votes in favour, constituting 99.86 % of the votes; 6.22 million votes against, constituting 0.14% of the votes; and 160.41million abstentions) as follows:

   Net profit of the Company for the year ended 31st December 2001 amounted to RMB71,604,000 under PRC Accounting Regulations or RMB 116,049,000 under the International Accounting Standards ("IAS"). In accordance with the regulations of the Ministry of Finance and the Company s articles of association, RMB 7,160,000 and RMB 7,160,000 (each 10% out of the profit) were transferred to the statutory surplus reserve and the statutory public welfare fund respectively, leaving distributable profits of RMB 57,284,000 (RMB 101,729,000 under IAS). Together with RMB 515,997,000 (under PRC Accounting Regulations), or RMB515,997,000 (under IAS) brought forward from retained profits, profit available for distribution to shareholders amounted to RMB 573,281,000 under the PRC Accounting Regulations, or RMB 617,726,000 under IAS.

   The Company will not declare a final dividend for year 2001 or increase its share capital by transferring any amount from reserve funds.

5. The reappointment of KPMG Huazhen and KPMG, as the Company s PRC and international auditors respectively for the year ending 31st December 2002 was approved and the Directors were authorised to fix their remuneration; (4,448.64 million votes in favour, constituting 99.97% of the votes; 1.38 million votes against, constituting 0.03% of the votes; and 164.54 million abstentions);

6-1. The appointment of the following 14 persons as Directors to the Fourth session Board of the Company with Gu Chuanxun, Wang *Yongshou and Wang Xinyu being independent non-executive directors:*

   (1) Mr. Lu Yiping (4,441.27 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.08 million abstentions)

   (2) Mr. Xu Kaicheng (4,441.27 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.08 million abstentions)

   (3) Mr. Rong Guangdao (4,441.27 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.08 million abstentions)

   (4) Mr. Feng Jianping (4,441.27 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.07 million abstentions)

   (5) Mr. Zhang Zhiliang (4,441.27 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.08 million abstentions)

   (6) Mr. Jiang Baoxing (4,441.27 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.08 million abstentions)

   (7) Mr. Li Weichang (4,441.27 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.08 million abstentions)

   (8) Mr. Liu Wenlong (4,441.26 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.07 million abstentions)

   (9) Mr. Zhang Baojian (4,441.26 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.09 million abstentions)

   (10) Mr. Zhang Honglin (4,441.26 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.09 million abstentions)

(9) Mr. Zhang Baojian (4,441.26 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.09 million abstentions)

(10) Mr. Zhang Honglin (4,441.26 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.09 million abstentions)

(11) Mr. Huang Jian (4,441.26 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.09 million abstentions)

(12) Mr. Gu Chuanxun (4,441.26 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.07 million abstentions)

(13) Mr. Wang Xinyu (4,441.26 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.09 million abstentions)

(14) Mr. Wang Yongshou (4,441.26 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.09 million abstentions)

6-2. The appointment of the following 5 persons as members of the Fourth session Supervisory Committee of the Company:

(1) Mr. Du Chongjun (4,441.27 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.08 million abstentions)

(2) Ms. Zhang Jianjun (4,441.27 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.07 million abstentions)

(3) Mr. Liu Xiangyang (4,441.27 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.08 million abstentions)

(4) Mr. Chen Xinyuan (4,441.26 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.09 million abstentions)

(5) Mr. Liu Xiangdong (4,441.26 million votes in favour, constituting 99.97% of the votes; 1.24 million votes against, constituting 0.03% of the votes; and 172.09 million abstentions)

7. The following motion was passed as a special resolution (4,272.65 million votes in favour, constituting 96.56% of the votes; 152.16 million votes against, constituting 3.44% of the votes; and 172.98 million abstentions):

(a) the Board of Directors of the Company be and is hereby authorised to make such amendments to Article 20, Article 21 and Article 24 of the articles of association of the Company as it thinks fit so as to increase the registered share capital of the Company and to reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in special resolution 7(b) below;

(b) subject to the passing of the special resolution 7(a) above and subject to special resolution 7(d), the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to separately or concurrently allot and issue domestic shares or overseas listed foreign shares or securities convertible into such shares or options or warrants or similar rights to subscribe for any domestic shares or overseas listed foreign shares in the Company and to make an offer or agreement or grant an option which would or might require domestic shares or overseas listed foreign shares to be allotted and issued be and is hereby generally and unconditionally approved;

(c) the approval in special resolution 7(b) shall authorise the Directors of the Company to make an offer or agreement or grant an option during the Relevant Period which would or might require domestic shares or overseas listed foreign shares to be allotted and issued either during or after the end of the Relevant Period;

(d) the aggregate amount of domestic shares or overseas listed foreign shares allotted or agreed to be allotted by the Directors of the Company pursuant to the approval in special resolutions 7(b) and 7(c), otherwise than pursuant to (i) a rights issue; (ii) the exercise of the conversion rights under the terms of any securities which are convertible into domestic shares or overseas listed foreign shares of the Company; (iii) the exercise of rights of subscription under the terms of any warrants issued by the Company; or (iv) any scrip dividend or similar arrangement providing for the allotment of domestic shares or overseas listed foreign shares in lieu of the whole or part of a dividend on domestic shares or overseas listed foreign shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent of each of the existing issued domestic share capital and overseas listed foreign share capital of the Company; and

(e) for the purpose of this special resolution 7, "Relevant Period" means the period from the passing of this special resolution 7 until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this special resolution 7;

(ii) the expiration of the 12 month period following the passing of this special resolution 7; or

(iii) the date on which the authority set out in this special resolution 7 is revoked or varied by a special resolution of the members of the Company in general meeting.

"Rights issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register of members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such shares or other equity securities (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange)".

The resolutions set out above are those passed at the 2001 Annual General Meeting of the Company.

As certified by, and stated in the legal opinion issued by, Mr. He Fei of Haiwan & Partners, Beijing, the 2001 Annual General Meeting of Sinopec Shanghai Petrochemical Company Limited complies with the provisions of the relevant laws and Articles of Association of the Company in relation to the convening and holding of the Meeting, the voting procedure adopted at the Meeting and the qualifications of all persons who attended the Meeting.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, 18th June 2002



Sinopec Shanghai Petrochemical Company Limited

中國石化上海石油化工股份有限公司

(A joint stock limited company incorporated in the People s Republic of China)

Announcement of the First Meeting of the Fourth Session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited

The first meeting of the fourth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the "Company") was held in Shanghai on 18 June 2002. Ten of the fourteen directors who should attend the meeting were present. The other four directors, Messrs. Xu Kaicheng, Liu Wenlong, Zhang Baojian and Huang Jian, who were absent due to work, irrevocably authorized Mr. Lu Yiping to exercise voting rights on their behalf. The members of the Supervisory Committee and senior management of the Company attended as non-voting delegate. Therefore, the quorum was present in accordance with the provisions of the Company Law of the People s Republic of China and the articles of association of the Company. Mr. Lu Yiping, a Director, presided over the meeting. The following resolutions were passed after consideration.

1. Mr. Lu Yiping and Mr. Xu Kaicheng are elected as Chairman and Vice-Chairman of the Board respectively.

2. Messrs. Lu Yiping, Xu Kaicheng, Rong Guangdao, Feng Jianping, Zhang Zhiliang, Jiang Baoxing and Li Weichang are executive directors. The Board entrusted the executive directors to exercise the power to deal with the daily business decision-making of the Company including investment projects each with a total investment less than RMB 50 million, reforming and adjusting internal management rules and system. The executive directors will aperiodically convene meetings to make decisions on their routine duties. The executive directors should resolve by passing resolutions with affirmative votes of two-thirds of executive directors. The executive directors meeting shall be convened by the Chairman or one executive director designated by the Chairman. The resolution passed by the executive directors meeting shall be delivered to directors in time.

3. Mr. Lu Yiping is appointed the President of the Company and Messrs. Rong Guangdao, Feng Jianping, Zhang Zhiliang, Liu Xunfeng, Wu Haijun and Yin Jihai are appointed the Vice-Presidents of the Company. Mr. Han Zhihao is appointed the chief financial officer of the Company. Their respective terms of appointment are the same as the term of the current session of the directors of the Company.

4. Mr. Zhang Jingming is appointed concurrently as the secretary of the Company and the director of the Secretary Office to the Board of Director. His term of appointment is the same as the current session of the directors of the Company or until the Board designates his successor or the Board dismisses him before his term of the appointment or there is a vacancy for the post. Mr. Tang Weizhong is appointed the securities representative of the Company.

5. The Company s 'Self-Check Report on Establishing Modern Enterprise System for listed companies as required by China Securities Regulatory Committee and the State Economic & Trade Commission was approved to be submitted.

6. The 'Rules and Regulation on Internal Control of the Company s Information Disclosure was approved and goes into effect.

All the above appointments take effect from today.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, 18 June 2002



Sinopec Shanghai Petrochemical Company Limited

中國石化上海石油化工股份有限公司

(A joint stock limited company incorporated in the People s Republic of China)

Announcement of the First Meeting of the Fourth Session of the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited

It is announced that the first meeting of the fourth session of Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited was held on 18 June 2002 at the Company s headquarter. Six of the seven members who should attend the meeting were present. The meeting unanimously passed the resolution that Mr. Du Chongjun was elected the Chairman of the Supervisory Committee. The meeting also approved the appointment of Director and Deputy Director of the Supervisory Committee Office.

Supervisory Committee
Sinopec Shanghai Petrochemical Company Limited

Shanghai, 18 June 2002